Form 10-K, Exhibit 13
period 1998-03-29
PRECISION CASTPARTS CORP
filed 1998-06-26
CIK 79958

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW AND OUTLOOK

In fiscal 1998, PCC continued to focus on profitable growth by increasing operating efficiency and technological advantage, developing new products and markets, and pursuing synergistic acquisitions. This has resulted in record sales and earnings for the year.

Total sales for fiscal 1998 reached a record $1,316.7 million, an increase of 35 percent from fiscal 1997 sales of $972.8 million. Fiscal 1998 acquisitions added $44.9 million of sales, while base business revenues increased by $299.0 million, or 31 percent from fiscal 1997. The continued strength of the aerospace market helped fuel this growth, with sales to that market increasing 34 percent from the prior year. Aerospace sales as a percent of total sales were 53 percent for both fiscal 1998 and 1997. During the past three years, total sales have increased at a compound annual growth rate of 44 percent.

We completed four acquisitions during fiscal 1998, which not only complemented our existing business lines, but also provided us with access to new domestic and international markets. Pittler GmbH, a machine system manufacturer, located in Germany, expanded the Company's current machine system business and provided a European base of operations for PCC Specialty Products. Baronshire Engineering Limited, located in Scotland, is a manufacturer of specialty valves for the European industrial market. Its products complement the existing product lines of PCC Flow Technologies. The acquisition of J&L Fiber Services, which extends the Company's casting technology, manufactures highly engineered refiner plates and screen filters for the pulp and paper industry. The acquisition of Schlosser Casting Company by PCC Structurals provided added investment casting capacity to support the division's entry into the high potential airframe market. In addition, we entered into a joint venture in India that will manufacture low-cost metal-injection-molded products for U.S. and Asian markets.

Subsequent to year end, we completed two additional acquisitions, Environment/One Corporation ("E/One") and TBV. Both acquisitions will be operated as part of PCC Flow Technologies. E/One, a manufacturer of equipment for low-pressure sewer systems, is well positioned to capitalize on a rapidly growing industry, and TBV, a manufacturer of corrosion-resistant titanium ball valves, complements existing product lines of PCC Flow Technologies. Both acquisitions are expected to benefit from the division's existing distribution channels.

These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process, (ii) have strong growth prospects and higher operating margins than the Company's traditional product lines and (iii) have leading positions in established market niches.

During fiscal 1998, we completed record capital expenditures of $82.9 million, principally for expansion of capacity at PCC Airfoils and PCC Structurals to support expected growth in the IGT and aerospace markets. In addition, the Company completed a new valve manufacturing facility in Italy and established a new sales office in Asia for PCC Flow Technologies, and AFT started construction on a new 120,000 square foot manufacturing facility, which is anticipated to be completed in the second quarter of fiscal 1999. The Company also invested in a number of capital projects designed to improve productivity and employee safety.

We continued to focus on improvements to profitability in fiscal 1998 by implementing cost reduction programs, improving manufacturing processes and leveraging higher sales. In addition, our acquisitions have been synergistic and, in the aggregate, have provided strong operating results for the Company. These efforts have culminated in the fifth consecutive year of improved gross margins and operating profit margins. Gross margin has grown from 15 percent of sales in fiscal 1993 to 22 percent in fiscal 1998 and operating profit has grown over the same period from 8 percent to 13 percent. During the past three years, operating profit has increased at a compound annual growth rate of 54 percent.

We currently expect fiscal 1999 will be another record year for the Company. Sales are expected to reflect the continuation of a strong aerospace cycle and a significant increase in IGT business, as well as the impact of a full year of sales from acquisitions completed in fiscal 1998 and the first quarter of fiscal 1999 (E/One and TBV). Sales to the general industrial, energy and automotive markets are expected to grow at rates higher than the underlying economic growth of those markets as we plan to focus significant attention on additional market penetration and continued development of new products. While we were not materially impacted in fiscal 1998 by the decline in the Asian economy, the Company could be adversely affected by this situation in the future.

We also expect to set new records for operating profit and earnings per share in fiscal 1999 as we take advantage of leverage from higher sales and further improvement in productivity. In addition, the restructuring activities at PCC Specialty Products have placed us in a position to capitalize on significantly reduced costs and improved operating margins at that division. We will also have a full year of results from our fiscal 1998 acquisitions and are excited about the earning potential of both E/One and TBV, which were acquired in early fiscal 1999.

Our goal for fiscal 1999 is to stay focused on profitable growth and increasing shareholder value. This will be accomplished by continuing to execute the strategy that we have followed during the past two years.

FINANCIAL RESULTS

Fiscal 1998 Compared with Fiscal 1997

Sales of $1,316.7 million represented a 35 percent increase from the prior year. Excluding the effects of fiscal 1998 acquisitions, sales would have increased $299.0 million, or 31 percent, from last year. The increase in sales was primarily due to the continued strong upswing in the aerospace cycle along with a full year of operations from fiscal 1997 acquisitions.

Cost of sales as a percent of sales improved to 78 percent in fiscal 1998 from 79 percent in fiscal 1997. This improvement came from leveraging higher sales, the addition of acquisitions yielding higher margins, and continued development of process improvements, partially offset by the impact of high development costs associated with IGT products.

During the fourth quarter of fiscal 1998, a restructuring charge of $8.6 million was established principally to provide for severance and other exit costs associated with the consolidation of operations within PCC Specialty Products. Through the consolidation, PCC Specialty Products expects to create a stronger, more cost-effective platform for growth, while eliminating redundant overhead expenses and leveraging its manufacturing know-how and technical expertise. The Company also recorded certain non-recurring costs associated with the write-off of inventory related to the machine tool business of PCC Specialty Products.
The impact of the provision reduced earnings by $0.25 per share (diluted).

Selling and administrative expenses as a percent of sales rose slightly to 9.6 percent from 9.4 percent in the prior year. This increase reflected a full year of higher sales and marketing requirements associated with the fiscal 1997 acquisitions, partially offset by leverage from the higher sales volume and cost savings initiatives throughout the Company.

Net interest expense in fiscal 1998 was $20.7 million, compared with $16.7 million in fiscal 1997. This increase reflected the higher level of debt incurred and assumed during fiscal 1998 to finance acquisitions.

The effective tax rate for the year was 36 percent, compared with 41 percent in the prior year. The reduction in the rate was principally due to a fourth quarter adjustment related to tax benefits resulting from higher than anticipated foreign sales in fiscal 1997 and 1998, as well as higher state tax business incentives and other tax benefits. The impact from the reduction in the effective tax rate increased earnings by $0.25 per share (diluted). The effective tax rate in fiscal 1999 is expected to increase, reflecting non-deductible goodwill amortization from acquisitions and the absence of non-recurring adjustments which provided tax benefits in fiscal 1998.

Fiscal 1998 net income of $86.1 million was 52 percent higher than fiscal 1997 earnings of $56.5 million and resulted in diluted earnings per share of $3.53, compared with $2.57 last year, a 37 percent increase. Basic earnings per share for fiscal 1998 was $3.56, compared to $2.59 in fiscal 1997.

Fiscal 1997 Compared with Fiscal 1996

Sales of $972.8 million were $416.0 million, or 75 percent, higher than the prior year. Excluding the effects of fiscal 1997 acquisitions, sales would have increased approximately 25 percent from fiscal 1996. The majority of the improvement came from aerospace operations, which experienced significant increases in demand during fiscal 1997.

Cost of sales as a percent of sales improved to 79 percent in fiscal 1997 from 80 percent in fiscal 1996. This improvement came from leveraging higher aerospace sales, implementation of process improvements and the addition of higher margin businesses as a result of the acquisitions, partially offset by higher costs related to development of new IGT parts.

In the fourth quarter of fiscal 1997, the Company recorded a $3.4 million restructuring charge to provide for the cost of moving people and equipment from PCC Composites in Pennsylvania to AFT in Colorado. In addition, this restructuring charge provided for the costs associated with closing the Pennsylvania manufacturing facility. Combining the marketing capabilities, technical expertise and manufacturing know-how of the two divisions is expected to create a stronger, more cost-effective platform for growth in both metal-matrix and metal-injection-molded products.

Selling and administrative expenses as a percent of sales rose to 9.4 percent from 8.4 percent in the prior year. This increase reflected the higher marketing requirements and costs associated with distributor channels, commissioned sales and trade shows of the acquired businesses.

Net interest expense in fiscal 1997 was $16.7 million, compared with $0.1 million in fiscal 1996. This increase reflected the higher level of debt incurred and assumed during fiscal 1997 to finance acquisitions.

The effective tax rate for the year was 41 percent, compared with 35 percent in the prior year. Fiscal 1997's rate reflected the impact of non-deductible goodwill resulting from the acquisitions, whereas the fiscal 1996 rate included the favorable impact of $2.6 million of non-recurring tax adjustments.

Net income in fiscal 1997 was $56.5 million, or $2.57 per share (diluted), based on 22.0 million average shares outstanding. Net income was 37 percent higher than the $41.1 million reported in fiscal 1996, and earnings per share were up 28 percent, reflecting the impact of fiscal 1997's higher earnings from its base businesses and accretion from acquisitions, partially offset by a greater number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Total capitalization at March 29, 1998 was $967.5 million, consisting of $372.2 million of debt and $595.3 million of equity. The debt-to-capitalization ratio at year-end was 38 percent compared with 37 percent at the end of fiscal 1997. The higher debt-to-capitalization ratio reflected the debt incurred and assumed during fiscal 1998 to finance acquisitions and fund capital spending projects. Subsequent to year end, with the acquisitions of E/One and TBV, the Company's debt-to-capitalization ratio increased to 43 percent.

Cash requirements in fiscal 1998 included $139.1 million for acquisitions, $82.9 million for capital expenditures and $5.8 million for dividends. Cash generated from earnings of $133.7 million, $13.8 million of working capital reductions, $11.9 million from the sale of common stock through the employee stock purchase plan and stock option exercises and $16.3 million of other investing activity contributed toward these cash requirements. Net borrowings of $69.1 million satisfied the remainder of the Company's cash requirements and contributed toward an increase to cash of $14.9 million from the fiscal 1997 ending balance. An existing committed line of credit and the issuance of $150.0 million of notes facilitated the net borrowings of $69.1 million in the year.

In December 1997, the Company completed the shelf registration of $300.0 million of public notes and issued, through a public offering, $150.0 million of 6.75% Notes due December 15, 2007 with interest to be paid semi-annually. Total debt as of March 29, 1998 was $372.2 million and borrowing capacity under the Company's line of credit was $159.2 million. Subsequent to year end, with the acquisitions of E/One and TBV, borrowing capacity under existing credit agreements was reduced to $77.8 million.

Capital spending in fiscal 1998 of $82.9 million principally provided for increased aerospace and IGT capacity and for construction of a new manufacturing facility for AFT. Fiscal 1999's capital spending, which is expected to be higher than fiscal 1998's, principally provides for further increases in aerospace and IGT capacity, completion of manufacturing facilities for AFT and Barber, as well as other capital spending that will reduce costs and improve employee safety.

Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash balances, borrowing from existing or new bank credit facilities, issuance of public notes or the issuance of stock.

YEAR 2000

Year 2000 compliance programs and information systems modifications have been initiated in an attempt to ensure that these systems and key processes will remain functional. These actions are necessary to ensure that the systems and applications will recognize and process the Year 2000 and beyond. This objective is expected to be achieved either by modifying present systems or installing new systems. In addition, we are communicating with our suppliers, customers, financial institutions and other third-party contacts to coordinate any required modifications or changes with respect to our business dealings and communications with them. While there can be no assurance that these actions will be successful, the cost of system modifications will not have a material adverse effect on the Company.

Consolidated Statements of Income
Precision Castparts Corp. and Subsidiaries
(In thousands, except per share data)

                                                                 Fiscal Years Ended
----------------------------------------------------------------------------------------------
                                                       March 29,      March 30,      March 31,
                                                            1998           1997           1996
----------------------------------------------------------------------------------------------
Net Sales                                             $1,316,700       $972,800       $556,800
Cost of Goods Sold                                     1,025,100        765,500        446,100
Provision for Restructuring and Other                      8,600          3,400              -
Selling and Administrative Expenses                      127,000         91,500         46,900
Interest Expense, net                                     20,700         16,700            100

----------------------------------------------------------------------------------------------
Income before Provision for Income Taxes                 135,300         95,700         63,700
Provision for Income Taxes                                49,200         39,200         22,600

----------------------------------------------------------------------------------------------

Net Income                                            $   86,100       $ 56,500       $ 41,100

----------------------------------------------------------------------------------------------

Net Income per Common Share (basic)                   $     3.56       $   2.59       $   2.02

Net Income per Common Share (diluted)                 $     3.53       $   2.57       $   2.00
----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 14 through 46.

Consolidated Balance Sheets
Precision Castparts Corp. and Subsidiaries
(In thousands, except share data)

-------------------------------------------------------------------------------
                                                       March 29,      March 30,
Assets                                                      1998           1997

-------------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents                              $25,000       $ 10,100
  Receivables, net of reserves of
    $3,800 in 1998 and $2,600 in 1997                    208,600        178,200
  Inventories                                            240,900        235,800
  Prepaid expenses                                         7,100          6,200
  Deferred income taxes                                   29,200         23,800
-------------------------------------------------------------------------------
    Total current assets                                 510,800        454,100

-------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
  Land                                                    16,400         14,400
  Buildings and improvements                              91,800         76,000
  Machinery and equipment                                338,000        277,700
  Construction in progress                                44,000         30,700

-------------------------------------------------------------------------------
                                                         490,200        398,800
  Less-Accumulated depreciation                         (197,500)      (169,700)

-------------------------------------------------------------------------------
    Net property, plant and equipment                    292,700        229,100

-------------------------------------------------------------------------------
Goodwill, net of amortization
  of $20,800 in 1998 and $10,900 in 1997                 451,600        379,500
Other Assets                                              19,500          7,400

-------------------------------------------------------------------------------
                                                      $1,274,600     $1,070,100

-------------------------------------------------------------------------------


Liabilities and Shareholders' Investment
________________________________________________________________________________
Current Liabilities:
  Notes payable                                       $      800     $   17,000
  Current portion of long-term debt                       24,400         22,500
  Accounts payable                                        87,500         84,400
  Accrued liabilities                                    123,700        101,900
  Income taxes payable                                    28,400         23,100
________________________________________________________________________________
    Total current liabilities                            264,800        248,900
________________________________________________________________________________
Long-Term Debt, excluding current portion                347,000        261,000
Deferred Income Taxes                                     23,200         12,200
Accrued Retirement Benefits Obligation                    34,000         26,000
Other Long-Term Liabilities                               10,300         17,600

Shareholders' Investment:
Common stock, $1 stated value, shares
     authorized 1998 and 1997
      - 100,000,000; issued and
     outstanding 1998 - 24,300,657;
     1997 - 23,981,174                                    24,300         24,000
  Paid-in capital                                        172,400        160,800
  Retained earnings                                      399,700        319,400
  Cumulative translation adjustments                      (1,100)           200
________________________________________________________________________________
    Total shareholders' investment                       595,300        504,400
________________________________________________________________________________
                                                      $1,274,600     $1,070,100
________________________________________________________________________________

See Notes to Consolidated Financial Statements on pages 44 through 63.


Consolidated Statements of Cash Flows
Precision Castparts Corp. and Subsidiaries
(In thousands)


                                                           Fiscal Years Ended
_________________________________________________________________________________________
                                                March 29,       March 30,      March 31,
                                                     1998            1997          1996
_________________________________________________________________________________________
Cash Flows from Operating Activities:
  Net income                                   $  86,100       $  56,500       $ 41,100
  Non-cash items included in income:
    Depreciation and amortization                 43,500          35,200         22,900
    Deferred income taxes                          4,100          (3,700)         1,100
  Changes in operating working capital,
    excluding effects of acquisitions:
    Receivables                                  (16,100)        (37,100)         7,100
    Inventories                                   19,100         (30,500)        (4,600)
    Payables, accruals and current taxes          16,500          36,600          3,100
  Other operating activities, net                 (5,700)        (11,100)         1,300
_________________________________________________________________________________________
      Net cash provided by
        operating activities                     147,500          45,900         72,000
_________________________________________________________________________________________
Cash Flows from Investing Activities:
  Business acquisitions, net of
    cash acquired                               (139,100)       (329,100)       (21,200)
  Acquisition of property,
    plant and equipment                          (82,900)        (52,800)       (19,700)
  Other investing activities, net                 16,300           1,100           (500)
_________________________________________________________________________________________
      Net cash used by investing
        activities                              (205,700)       (380,800)       (41,400)
_________________________________________________________________________________________
Cash Flows from Financing Activities:



  Proceeds of long-term debt                             247,700        312,400             --
  Payment of long-term debt                             (160,100)      (153,800)        (5,600)
  Proceeds of notes payable                                5,300         27,000          8,400
  Payments of notes payable                              (23,800)       (10,400)       (14,900)
  Sale of common stock                                    11,900        150,400          9,000
  Cash dividends                                          (5,800)        (4,000)        (4,900)
  Other financing activities, net                         (2,100)        (2,800)          (300)
-----------------------------------------------------------------------------------------------
       Net cash provided by (used by)
       financing activities                               73,100        318,800         (8,300)
-----------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash                           14,900        (16,100)        22,300
Cash and Cash Equivalents at
  Beginning of Year                                       10,100         26,200          3,900
-----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at
  End of Year                                            $25,000        $10,100        $26,200
-----------------------------------------------------------------------------------------------

                                                                              11


Cash Paid During the Year for:
  Interest                                               $21,900        $23,700        $ 1,200
  Income taxes, net of refunds
    received                                             $30,100        $29,000        $22,200

See Notes to Consolidated Financial Statements on pages 14 through 46.

Consolidated Statements of Shareholders' Investment
Precision Castparts Corp. and Subsidiaries
(In thousands)

-----------------------------------------------------------------------------------------------------------------------------
                                                               Common Stock                                        Cumulative
                                                               Outstanding             Paid-in       Retained     Translation
                                                          Shares        Amount         Capital       Earnings     Adjustments
-----------------------------------------------------------------------------------------------------------------------------
Balance at April 2, 1995                                  20,200        $20,200         $5,200       $230,700         $2,300
  Net income                                                  --             --             --         41,100             --
  Cash dividends                                              --             --             --         (4,900)            --
  Sale of common stock                                       300            300          8,700             --             --
  Translation adjustments                                     --             --             --             --           (500)
-----------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1996                                 20,500         20,500         13,900        266,900          1,800
  Net income                                                  --             --             --         56,500             --
  Cash dividends                                              --             --             --         (4,000)            --
  Sale of common stock                                     3,500          3,500        146,900             --             --
  Translation adjustments                                     --             --             --             --         (1,600)
-----------------------------------------------------------------------------------------------------------------------------
Balance at March 30, 1997                                 24,000         24,000        160,800        319,400            200
  Net income                                                  --             --             --         86,100             --
  Cash dividends                                              --             --             --         (5,800)            --
  Sale of common stock                                       300            300         11,600             --             --
  Translation adjustments                                     --             --             --             --         (1,300)
-----------------------------------------------------------------------------------------------------------------------------
Balance at March 29, 1998                                 24,300        $24,300       $172,400       $399,700        $(1,100)
-----------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 14 through 46.

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC" or "the Company") and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. PCC's fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less. These investments are available-for-sale with market values approximating cost.

Valuation of Inventories

The LIFO inventory cost method is utilized for work in process and metal inventories at the majority of domestic operations. The average inventory cost method is utilized for all other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead. Inventories valued at the lower of current average cost or market would have been $4,000, $4,300 and $5,200 higher than those reported at March 29, 1998, March 30, 1997 and March 31, 1996, respectively. PCC uses the single pool dollar value method for computing LIFO inventories; therefore, it is not possible to present the breakdown of inventories between work in process and raw materials.

Depreciation and Capitalization

Depreciation of plant and equipment is computed on the straight-line or declining balance method based on the estimated service lives. Estimated lives used are 20-30 years for buildings and improvements and 5-10 years for machinery and equipment.

Additions are recorded at cost. Expenditures for maintenance, repairs and minor improvements are charged to expense. Major improvements and additions are added to the property accounts. When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Goodwill

Goodwill is computed on the straight-line method and is amortized over 40 years. The future profitability and cash flow of the operations to which it relates are reevaluated annually. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill. Negative goodwill is amortized over five years.

Derivative Financial Instruments

At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Gains or losses on these contracts, which are designed as hedge transactions, are measured upon settlement. The Company has controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

As of March 29, 1998, three interest rate derivative instruments were in place. As is discussed in the "LONG-TERM DEBT" note, the Company is committed to an interest rate swap related to a term loan and an interest rate cap and an interest rate swap related to a revolving credit facility. Other immaterial instruments in place at year end included several foreign currency hedges and no-cost collars for nickel metal, a commodity which is utilized in production at the Company's aerospace facilities. At March 29, 1998, and March 30, 1997, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Certain Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when product is shipped, or when title is passed to the customer.

Environmental Costs

Environmental liabilities are accrued when the Company determines its responsibility for cleanup costs and such amounts are reasonably estimable. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. The Company does not anticipate and record recoveries from insurance or indemnity agreements before collection is probable.

Foreign Currency Translation

Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the currency translation adjustment in shareholders' investment.

ACQUISITIONS

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results have been included in the consolidated financial statements since the acquisition dates. Pro forma information is required for fiscal 1997 acquisitions only.

Fiscal 1998

On July 7, 1997, PCC acquired certain of the assets of Pittler GmbH ("PCC Pittler"). PCC Pittler is a manufacturer of computer-controlled metalworking machine systems that operates as part of PCC Specialty Products, Inc. The purchase price of $5,300 yielded negative goodwill of $3,600.

On October 31, 1997, PCC acquired 100 percent of the stock of J&L Fiber Services ("J&L"). J&L is a manufacturer of refiner plates and screen cylinders for the pulp and paper industry. The purchase price of $109,400 resulted in the recognition of $78,800 of goodwill.

On December 31, 1997, PCC acquired the assets of Schlosser Casting Company ("PCC Schlosser"). PCC Schlosser is a titanium investment casting foundry that operates as part of PCC Structurals, Inc. The purchase price of $19,400 resulted in the recognition of $11,700 of goodwill.

On February 27, 1998, PCC acquired the stock of Baronshire Engineering, Limited ("Baronshire") for $5,000 plus $2,000 of acquired debt. Baronshire, which manufactures stainless steel butterfly valves for the food and pharmaceutical industries, operates as part of PCC Flow Technologies, Inc. The purchase price generated goodwill of $4,700.

Fiscal 1997

On May 31, 1996, PCC purchased the stock of The Olofsson Corporation, a manufacturer of computer-controlled metalworking machine systems. The purchase price of $52,200 included the assumption of debt. Goodwill of $30,600 was recorded for the difference between the acquisition cost and the fair value of net assets and liabilities assumed. The business operates as part of PCC Specialty Products, Inc.

On July 19, 1996, PCC purchased substantially all of the assets of AE Turbine Components Limited ("AETC"), which operates as part of PCC Airfoils, Inc. AETC is a manufacturer of investment castings for the aircraft engine and industrial gas turbine markets. The purchase price was $63,400, and resulted in the recognition of $24,600 of goodwill and other intangible assets.

On July 31, 1996, PCC purchased the outstanding stock of the NEWFLO Corporation ("NEWFLO"). NEWFLO, which is operated as PCC Flow Technologies, Inc., is a designer and manufacturer of high quality niche-oriented industrial fluid management products. The transaction, valued at $300,000, included the assumption of $100,000 of registered subordinated notes and resulted in the recognition of $227,800 of goodwill and other intangible assets.

The following represents the pro forma results of operations of the Company including the fiscal 1997 acquisitions of NEWFLO, AETC and Olofsson for the years ended March 30, 1997 and March 31, 1996, assuming the acquisitions had taken place at the beginning of each fiscal year.


(Unaudited)

--------------------------------------------------------------------------------

Fiscal                                                      1997           1996
--------------------------------------------------------------------------------
Net sales                                             $1,085,800       $907,800
Net income                                               $57,700        $44,200
Net income per common share (basic)                        $2.65          $2.17
Net income per common share (diluted)                      $2.62          $2.15

The pro forma presentation is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of each fiscal year or of future results of the combined companies. The Company had four additional immaterial acquisitions during fiscal 1997 that are not included in the pro forma results presented above.

Fiscal 1996

On February 21, 1996, PCC acquired the stock of the Carmet Company, a manufacturer of tungsten carbide cutting tools and wear parts. The purchase price of $21,200, which included the assumption or retirement of debt, resulted in the recognition of $6,900 of goodwill. The business operates as part of PCC Specialty Products, Inc.

PROVISION FOR RESTRUCTURING AND OTHER

During the fourth quarter of fiscal 1998, a restructuring charge of $8,600 was established principally to provide for severance and other exit costs associated with the consolidation of operations within PCC Specialty Products. The Company will close its machine tool manufacturing facility in Oscoda, Michigan, and consolidate operations into its West Branch, Michigan, facility. Tooling operations in Gaffney, South Carolina, and Santa Fe Springs, California, will be relocated and consolidated into the header tooling facilities in Bristol, Rhode Island. In addition, the Company will close its tungsten carbide plant in Gainesville, Georgia, and consolidate those operations into its Duncan, South Carolina, facility. Through the consolidation of these facilities, PCC Specialty Products expects to create a stronger, more cost-effective platform for growth, while eliminating redundant overhead expenses and leveraging its manufacturing know-how and technical expertise. The Company also recorded certain non-recurring costs associated with the write-off of inventory related to the machine tool business of PCC Specialty Products. The tax effected impact of the provision totaled $6,100 or $0.25 per share (diluted).

During the fourth quarter of fiscal 1997, the Company recorded a provision for restructuring of $3,400 related to the consolidation of PCC Composites and AFT. The tax effected impact of the provision totaled $2,000 or $0.09 per share (diluted).

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

The fair value of long-term debt was estimated using the Company's year-end incremental borrowing rate for similar types of borrowing arrangements. The amounts reported in the consolidated balance sheets for long-term debt approximate fair value. The fair value of the interest rate protection related to the long-term debt was immaterial.

CONCENTRATION OF CREDIT RISK

Approximately 53 percent of PCC's business activity in fiscal year 1998 was with companies in the aerospace industry. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.


ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:


-------------------------------------------------------------------------------
                                                       March 29,      March 30,
                                                            1998           1997

-------------------------------------------------------------------------------
Salaries and wages payable                               $60,800        $44,800
Accrued interest and call premium                          3,600         15,800
Other accrued liabilities                                 59,300         41,300

-------------------------------------------------------------------------------
                                                        $123,700       $101,900

-------------------------------------------------------------------------------

                                                                             19

LONG-TERM DEBT

Long-term debt consisted of the following:


-------------------------------------------------------------------------------
                                              March 29,               March 30,
                                                   1998                    1997
-------------------------------------------------------------------------------
Precision Castparts Corp. 6.75% Notes
  due fiscal 2008                              $150,000               $      --
Term Loan, fixed rate of 6.6% under a
  swap agreement, payable quarterly
  in various amounts through fiscal 2002        117,500                 145,000
NEWFLO 13 1/4% Subordinated Notes
  due fiscal 2003, recorded at PCC's
  effective interest rate of 6.1%,
  repaid in fiscal 1998.                             --                 100,000
Revolving Credit Facility, variable
  interest rate based on LIBOR subject
  to a 7.0% cap arrangement,
  5.7% at March 29, 1998 and 6.1% at
  March 30, 1997, payable fiscal 2002            90,000                  22,800
Industrial Development Revenue Bonds,
  variable interest rates, 3.1% to
  4.0% at March 29, 1998, payable
  annually through fiscal 2001                   13,100                  14,400
Other, 6.0% to 8.0%,
  payable in various amounts
  through fiscal 1999                               800                   1,300

-------------------------------------------------------------------------------
                                                371,400                 283,500
Less-Current portion                             24,400                  22,500

-------------------------------------------------------------------------------
                                               $347,000                $261,000

-------------------------------------------------------------------------------

                                                                             20

In December 1997, the Company completed the shelf registration of $300,000 of public notes and issued through a public offering $150,000 of 6.75% Notes due December 15, 2007, with interest to be paid semi-annually. The 6.75% Notes contain various standard financial covenants, in addition to the covenants under preexisting debt.

In July 1996, the Company entered into a $400,000 amended and restated credit agreement (the "Credit Agreement") that was syndicated to eleven banks. The Credit Agreement includes two facilities: an amortizing term loan facility in the principal amount of $150,000 (the "Term Loan") and a revolving credit facility in the principal amount of $250,000 (the "Credit Line"). The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratios.

In July 1996, the full $150,000 was borrowed under the Term Loan, and the Company entered into a fixed rate swap agreement for the entire term of the loan, resulting in an interest rate of 6.6 percent per annum plus a margin based on the Company's leverage ratio. The Term Loan has a five-year maturity, and the principal amount is repayable quarterly with the first payment made in March 1997 of $5,000. The Term Loan may be prepaid, in whole or in part, at any time.

The Company may borrow up to $250,000 under the Credit Line and amounts outstanding bear interest at interest rates of a) offshore rate equal to the effective LIBOR, as defined, plus applicable margin of 0.30 percent to 0.875 percent based on the consolidated leverage ratio, as defined, b) an overnight base rate equal to the higher of the federal funds rate or the prime rate of the agent bank plus 0.50 percent, or c) a rate negotiable between each bank and the Company, as applicable. The Company is required to pay a commitment fee of 0.10 percent to 0.25 percent, based on the leverage ratio, on unborrowed amounts. The Credit Line matures in July 2001.

The Company has obtained interest rate protection through a cap arrangement covering $160,000, declining to $135,000 of borrowings under the Credit Line through July 31, 1998. LIBOR is capped at 7.0 percent under this arrangement. The cost of the cap arrangement is being amortized over the life of the cap arrangement. The Company has entered into a fixed rate swap agreement for the period August 1, 1998 to July 31, 2000 covering $175,000, declining to $75,000 of borrowings under the Credit Line, resulting in an interest rate of 6.1 percent per annum plus a margin based on the Company's leverage rate.

PCC Flow Technologies, Inc., acquired by the Company in July 1996, had outstanding, $100,000 principal amount of NEWFLO 13 1/4% Subordinated Notes due 2002 (the "Notes"). The Notes were redeemed on November 15, 1997 at a redemption price of $105,250. Interest on the Notes was recorded at PCC's effective interest rate of 6.1 percent. An accrual for the rate differential and the call premium was established under purchase accounting at the date of acquisition.

The Company's debt agreements contain cross default provisions. At March 29, 1998, the Company was in compliance with all restrictive provisions of its loan agreements.

Long-term debt is payable in each fiscal year as follows: $24,400 in 1999, $39,100 in 2000, $55,400 in 2001, $102,500 in 2002, $0 in 2003 and $150,000
thereafter.

INCOME TAXES

Income before provision for income taxes was:

-------------------------------------------------------------------------------
Fiscal                                  1998             1997           1996
-------------------------------------------------------------------------------
Domestic                               $104,100         $80,300        $66,400
Foreign                                  31,200          15,400         (2,700)
-------------------------------------------------------------------------------
Total pretax income                    $135,300         $95,700        $63,700
-------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

-------------------------------------------------------------------------------
Fiscal                                     1998            1997          1996
-------------------------------------------------------------------------------
Currently payable:
  Federal income taxes, net of tax
    credits                               $38,200        $32,000        $19,100
  State income taxes                        7,000          7,000          3,600
  Foreign                                   8,900          4,600              -
-------------------------------------------------------------------------------
                                           54,100         43,600         22,700
Change in deferred income taxes            (4,900)        (4,400)          (100)
-------------------------------------------------------------------------------
Provision for income taxes                $49,200        $39,200        $22,600
-------------------------------------------------------------------------------

Except for certain earnings that the Company intends to invest indefinitely, provision has been made for the estimated United States Federal income tax liability applicable to undistributed earnings of affiliated companies.

Fiscal 1997 acquisitions yielded nondeductible goodwill which is reflected in the tax rate reconciliation below and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

During the fourth quarter of fiscal 1998, the effective tax rate was significantly reduced from a normal rate of approximately 40.0 percent to
24.1 percent as a result of revised estimates of tax benefits relating to higher than anticipated international sales in fiscal 1997 and 1998. In addition, higher state tax business incentives and other tax benefits contributed to the reduction in the quarter's effective tax rate. The tax effected impact of the aforementioned items totaled $6,100 or $0.25 per share (diluted).

During the third quarter of fiscal 1996, PCC recorded a $2,600 benefit, equal to $0.13 per share, for the settlement of a state tax issue and research and development tax credits claimed in 1992.

The income tax provision in certain years is different from the amount computed by applying the federal statutory income tax rate of 35 percent to income before income taxes. The reasons for this difference are as follows:

----------------------------------------------------------------------
Fiscal                                       1998       1997      1996
----------------------------------------------------------------------
Statutory federal tax on income                35%        35%       35%
Increase (decrease) as a result of:
  State income taxes, net of federal
    tax benefit                                 4          4         3
  State settlement                              -          -        (3)
  Research and development tax
    credits                                     -          -        (1)
  Valuation allowance                          (2)        (1)        2
  Foreign Sales Corporation tax benefit        (4)        (1)       (2)
  Amortization of goodwill                      3          3         1
  Other, net                                    -          1         -
----------------------------------------------------------------------
Provision for income taxes                     36%        41%       35%
----------------------------------------------------------------------

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse.

Significant components of PCC's deferred tax assets and liabilities were as follows:

-------------------------------------------------------------------------------
                                                       March 29,      March 30,
                                                         1998           1997
-------------------------------------------------------------------------------
Deferred tax assets arising from:
  Expense accruals                                      $35,900        $35,800
  Inventory reserves                                      8,500          8,000
  Post-retirement benefits other
    than pensions                                         5,100          2,300
  Interest accruals                                          --          4,600
  Domestic and foreign net operating
    and capital loss carryforwards                           --          2,200
  Foreign operations                                        500          1,600
  Other                                                   1,100          4,500
  Valuation allowances                                   (1,500)        (3,500)
-------------------------------------------------------------------------------
Gross deferred tax assets                                49,600         55,500
-------------------------------------------------------------------------------

Deferred tax liabilities arising from:
  Depreciation/amortization                              30,200         24,300
  Inventory basis differences                            11,400         12,600
  Foreign operations                                      2,000          2,000
  Other                                                      --          5,000
-------------------------------------------------------------------------------


                                                                             26


Gross deferred tax liabilities             43,600         43,900
-------------------------------------------------------------------------------
Net deferred tax asset                    $ 6,000       $ 11,600
-------------------------------------------------------------------------------

The Company has provided valuation allowances for domestic and foreign net operating and capital loss carryforwards to reduce the related future income tax benefits to zero.

EARNINGS PER SHARE

Earnings per share have been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the periods. In fiscal 1998, the Company adopted SFAS No. 128, Earnings per Share. This statement requires the Company to disclose the diluted earnings per share, which includes the dilutive effect of stock options ("options") and the Company's Employee Stock Purchase Plan ("ESPP"), in addition to previously reported basic earnings per share. All earnings per share amounts have been presented to conform to the SFAS 128 requirements. The following represents the number of shares used for basic and diluted EPS calculations and a reconciliation from basic EPS to diluted EPS (income and shares in thousands):


Fiscal                                                   1998                       1997                       1996
-----------------------------------------------------------------------------------------------------------------------------
                                                 Basic        Diluted        Basic        Diluted       Basic         Diluted
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                      $86,100       $86,100       $56,500       $56,500       $41,100       $41,100
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Average equivalent shares:
 Average shares of common stock outstanding      24,200        24,200        21,800        21,800        20,400        20,400
 Options and ESPP                                     -           200             -           200             -           200
-----------------------------------------------------------------------------------------------------------------------------
Total average equivalent shares                  24,200        24,400        21,800        22,000        20,400        20,600
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Net income per common share                       $3.56         $3.53         $2.59         $2.57         $2.02         $2.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


EMPLOYEE BENEFIT PLANS

Employee Pension Benefits

PCC has defined benefit pension plans covering substantially all domestic employees. Benefits generally are based on years of service and compensation. PCC's funding policy is to satisfy the funding requirements of the Employee Retirement Income Security Act.

In determining the actuarial present value of the projected benefit obligation, the following assumptions were used: a discount rate of 7.25 percent in 1998, and 7.50 percent in 1997; and a future compensation increase rate of 5.00 percent and an expected long-term rate of return on assets of
9.00 percent in all years. The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in external interest rates. The discount rates represent the expected yield on a portfolio of high-grade (AA rated or equivalent) fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due. All significant plans of the Company are funded and are included below.

Net pension cost for each of the last three fiscal years was as follows:


Fiscal                                      1998           1997          1996
--------------------------------------------------------------------------------
Service costs of benefits earned          $  6,800       $  6,800       $  4,500
Interest cost on the projected
  benefit obligation                        10,800         10,000          7,500
Actual return on plan assets               (22,700)       (14,800)       (14,900)
Net amortization and deferral of items
  not reflected in earnings                 10,300          3,300          6,300
--------------------------------------------------------------------------------
Net pension cost                          $  5,200       $  5,300       $  3,400
--------------------------------------------------------------------------------


The accrued pension liability includes the assumption of liability related to pension plans of acquisitions. A reconciliation of the funded status of the plans to the accrued pension liability is presented below.


--------------------------------------------------------------------

                                     March 29, 1998   March 30, 1997
--------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Vested benefit obligation              $131,200       $113,200
-----------------------------------------------------------------
  Accumulated benefit obligation         $136,600       $118,000
  Effects of estimated future
    pay increases                          37,000         29,000
-----------------------------------------------------------------
  Projected benefit obligation            173,600        147,000
  Plan assets at fair value               156,500        136,700
-----------------------------------------------------------------
  Funded status                           (17,100)       (10,300)
  Unrecognized asset at
    transition                             (1,500)        (1,800)
  Prior service cost not yet
    recognized                              4,400           (400)
Unrecognized net (gain)loss                  (600)         2,300
-----------------------------------------------------------------
Accrued pension liability                $(14,800)      $(10,200)
-----------------------------------------------------------------


Postretirement Benefits Other Than Pensions

PCC provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

Assumptions used in determining the accrued postretirement benefit obligation included a discount rate of 7.25 percent in 1998 and 7.50 percent in 1997, and a medical inflation rate of 7.00 percent in 1998 (grading down to 5.00 percent after two years) and 8.00 percent in 1997 (grading down to 5.00 percent after three years). All significant plans of the Company are unfunded and are included below.

The components of postretirement benefits cost were as follows:


--------------------------------------------------------------------------------
Fiscal                                       1998           1997           1996
--------------------------------------------------------------------------------
Service cost                              $   300         $  300        $   100
Interest cost                               1,200          1,000            600
--------------------------------------------------------------------------------
Postretirement benefits cost              $ 1,500         $1,300        $   700
--------------------------------------------------------------------------------


The accumulated postretirement benefits obligation at March 29, 1998 and March 30, 1997 was as follows:


----------------------------------------------------------------------
                                        March 29,      March 30,
                                             1998           1997
----------------------------------------------------------------------
Accumulated postretirement benefits
 obligation:

  Retirees                                $ 8,900        $ 8,800
  Eligible active plan participants         2,400          2,100
  Other active plan participants            5,400          4,800
----------------------------------------------------------------------
                                           16,700         15,700
  Unrecognized net loss (gain)                300           (400)
----------------------------------------------------------------------
Accrued postretirement benefits
  liability                               $16,400        $16,100
----------------------------------------------------------------------


A one percent increase in the annual health care trend rates would have increased the accumulated postretirement benefits obligation at March 29, 1998 by $1,700 and at March 30, 1997 by $1,500 and increased the postretirement benefits cost by $200 in 1998 and 1997, and by $100 in 1996.

COMMITMENTS AND CONTINGENCIES

Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits will have no material effect on PCC's consolidated financial position.

SHAREHOLDERS' INVESTMENT

Authorized shares of common stock without par value consisted of 100,000,000 shares at March 29, 1998, and March 30, 1997, and 50,000,000 shares at March 31, 1996. Authorized and unissued series A no par serial preferred stock consisted of 1,000,000 shares at March 29, 1998, March 30, 1997, and March 31, 1996.

In November 1996, the Company sold 3,300,000 shares of common stock in a secondary stock offering at a price of $46.50 per share. The net proceeds to the Company totaled $146,100.

PCC translates the balance sheets of its foreign subsidiaries using the exchange rate at the end of the year. The statements of income are translated using the average exchange rate for the year. The effects of such translations are included in the shareholders' investment account "cumulative translation adjustments."

STOCK-BASED COMPENSATION PLANS

PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. Awards under the officer and employee stock incentive plans are determined by the Compensation Committee of the Board of Directors. The time limit within which options may be exercised, and other exercise terms are fixed by the Committee. The directors' plan grants options for 1,000 shares annually to each outside director. Option prices of the plans to date have been at the fair market value on the date of grant. The options become exercisable in installments from one to four years from the date of grant and generally expire seven to ten years from the date of grant. The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 1999 to fiscal 2008. At March 29, 1998, 668,000 stock incentive plan shares were available for future grants.

Changes during 1998, 1997 and 1996 in stock incentive plan shares outstanding were as follows:


----------------------------------------------------------------------
                                                         Weighted
                                                          Average
                                         Shares       Exercise Price
----------------------------------------------------------------------
Outstanding at April 2, 1995            1,032,000        $ 18.89
  Granted                                 189,000          34.91
  Exercised                              (357,000)         19.54
  Expired or cancelled                    (38,000)         18.90

----------------------------------------------------------------------
Outstanding at March 31, 1996             826,000          22.31
  Granted                                 251,000          45.91
  Exercised                              (152,000)         19.19
  Expired or cancelled                    (20,000)         32.88

----------------------------------------------------------------------
Outstanding at March 30, 1997             905,000          29.20
  Granted                                 419,000          59.46
  Exercised                              (231,000)         19.80
  Expired or cancelled                    (58,000)         43.89

----------------------------------------------------------------------
Outstanding at March 29, 1998           1,035,000         $42.81

----------------------------------------------------------------------

Exercisable at March 31,1996              326,000         $18.45
Exercisable at March 30,1997              393,000         $19.61
Exercisable at March 29,1998              349,000         $25.84

----------------------------------------------------------------------

                                                                    36

PCC also has an employee stock purchase plan whereby the Company is authorized to issue shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is the lower of 85 percent of the fair market value of the stock on the date of grant or on the date purchased.

Disclosures required by SFAS No. 123, Accounting for Stock-based Compensation, are as follows:


Fiscal                                       1998           1997          1996
-------------------------------------------------------------------------------
Weighted average fair value
  - Per option (a)                         $19.29         $15.10         $11.21
  - Per purchase right (a)(b)              $11.87         $10.64             --

Valuation assumptions
Risk-free interest rates                5.2%-6.7%      6.0%-6.3%      5.8%-6.4%
  Dividend                                   0.6%           0.6%           0.6%
  Expected life                           5 years        5 years        5 years
  Expected volatility                       25.5%          25.5%          26.0%

Pro forma effects (c)
  Net income                              $83,900        $55,900        $40,900
  Net income per common share (basic)       $3.47         $ 2.56         $ 2.01
  Net income per common share (diluted)     $3.44         $ 2.54         $ 1.99
-------------------------------------------------------------------------------

(a)  Estimated using Black-Scholes option pricing model
(b)  Purchase rights granted under employee stock purchase plan
(c)  Net income in thousands; per-share amounts in dollars

-------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at March 29, 1998:


                                  Options Outstanding                  Options Exercisable
                         ----------------------------------------   -------------------------
                                      Weighted
                                       Average                                  Weighted
                                      Remaining      Weighted                   Average
    Range of                         Contractual      Average                   Exercise
 Exercise Prices          Shares     Life (Years)  Exercise Price     Shares      Price
---------------------------------------------------------------------------------------------
 $11.58 to $22.88         249,000        4.2          $18.80         211,000        $18.07
  23.17 to  46.38         368,000        7.8           40.50         135,000         37.49
  48.25 to  59.50          68,000        9.2           53.67           3,000         49.39
  59.81 to  59.81         263,000        9.6           59.81               0          0.00
  60.13 to  64.63          87,000        9.2           61.43               0          0.00
---------------------------------------------------------------------------------------------
 $11.58 to $64.63       1,035,000        7.6          $42.81         349,000        $25.84
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

SHAREHOLDER RIGHTS PLAN

In 1988, PCC adopted a shareholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $135, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 20 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer for 20 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other security of PCC) having a value equal to two times the exercise price of the right. If, after a person acquires 20 percent or more of the outstanding shares of common stock, PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged, each right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 1998, and may be redeemed by PCC for $0.01 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 20 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

SEGMENT INFORMATION

PCC manufactures and markets complex metal components and products in one industry segment. Principal customers are manufacturers in the aerospace and industrial products markets.

Net sales included sales to General Electric in the amounts of $159,200 in 1998, $150,500 in 1997 and $121,600 in 1996 and sales to Pratt & Whitney in the amounts of $152,800 in 1998, $125,200 in 1997 and $90,800 in 1996. No other customer accounted for more than 10 percent of net sales.

The geographic distribution of net sales and earnings from operations and identifiable assets for fiscal 1998 are summarized as follows:


                                   1998           1997

-------------------------------------------------------------------------------
Net sales to unrelated entities:

                                                                            39


  United States                                       $1,106,600    $   842,800
  Europe                                                 170,900        104,700
  Other                                                   39,200         25,300

-------------------------------------------------------------------------------
                                                      $1,316,700    $   972,800

-------------------------------------------------------------------------------
Earnings from operations:
  United States                                      $   136,600   $     99,100
  Europe                                                  22,900         14,000
  Other                                                    5,100          2,700

-------------------------------------------------------------------------------
                                                         164,600        115,800
Less:
  Provision for restructuring and other                    8,600          3,400
  Interest expense, net                                   20,700         16,700

-------------------------------------------------------------------------------
Income before provision for
income taxes                                         $   135,300    $    95,700

-------------------------------------------------------------------------------
Assets:
  United States                                       $1,037,700     $  915,400
  Europe                                                 145,500        113,000
  Other                                                   32,200         32,700
  Corporate, cash and eliminations                        59,200          9,000

-------------------------------------------------------------------------------
                                                      $1,274,600     $1,070,100

-------------------------------------------------------------------------------

Total net sales and identifiable assets of PCC's foreign subsidiaries represented less than 10 percent of consolidated totals in 1996.

Export sales originating from the United States of $325,900 in 1998, $216,800 in 1997 and $134,800 in 1996 were made principally to customers in Europe. Total net sales to customers outside the United States were $527,900 in 1998, $346,800 in 1997 and $156,200 in 1996 or 40 percent, 36 percent and 28 percent of the Company's sales in those years.

Subsequent Events

On February 24, 1998, PCC entered into an Agreement and Plan of Merger to acquire all shares of common stock of Environment/One Corporation ("E/ONE") for $15.25 per share, subject to the tender of two-thirds of E/ONE's outstanding shares on a fully diluted basis. E/ONE is a manufacturer of highly engineered equipment for low-pressure sewer systems and other applications. At the close of the tender offer on March 30, 1998, 78 percent of E/ONE's outstanding shares on a fully diluted basis had been tendered (86 percent of the total outstanding shares), and all tendered shares have been accepted for payment. PCC expects to complete the acquisition of the remaining outstanding shares during the first quarter of fiscal 1999 for a total purchase price of approximately $72,000. Upon completion of the acquisition, E/ONE will operate as part of PCC Flow Technologies.

On May 28, 1998, PCC acquired TBV, a manufacturer of ball valves and pipeline instrumentation, which will operate as part of PCC Flow Technologies. The purchase price of $9,800 resulted in the recognition of $4,400 of goodwill.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Precision Castparts Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' investment present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at March 29, 1998 and March 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
-----------------------------
Price Waterhouse LLP
Portland, Oregon
April 29, 1998

REPORT OF MANAGEMENT

The management of PCC has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and reflect judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in the report.

PCC maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits and reviews by Company officers.

Price Waterhouse LLP, independent accountants, provide an objective, independent review of management's discharge of its obligation related to the fairness of reporting operating results and financial condition. Price Waterhouse LLP performs auditing procedures necessary in the circumstances to render an opinion on the financial statements contained in this report.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and the internal auditors to monitor the activities of each.


/s/ William C. McCormick                      /s/ William D. Larsson
-----------------------------                 -----------------------------
William C. McCormick                          William D. Larsson
Chairman, and                                 Vice President and
Chief Executive                               Chief Financial
Officer                                       Officer

Five-Year Summary of Selected Financial Data

The Selected Financial Data have been restated, as appropriate, to reflect the three-for-two stock split, effective August, 1994.


(Unaudited)
(In thousands, except employee and per share data)
---------------------------------------------------------------------------------------------------
                                            1998         1997        1996       1995       1994
---------------------------------------------------------------------------------------------------
Net sales                                $1,316,700   $  972,800   $556,800   $436,400   $420,400
Net income                               $   86,100   $   56,500   $ 41,100   $ 29,000   $ 22,200
Return on sales                                6.5%         5.8%       7.4%       6.6%       5.3%
Return on beginning
  shareholders' investment                    17.1%        18.6%      15.9%      13.0%      11.1%
Net income per common share (basic)      $     3.56   $     2.59   $  2.02    $   1.45   $   1.14
Net income per common share (diluted)    $     3.53   $     2.57   $  2.00    $   1.44   $   1.14
Cash dividends declared
  per common share                       $     0.24   $     0.24   $  0.24    $   0.22   $   0.12
Average shares of common
  stock outstanding                          24,200       21,800     20,400     20,000     19,500
Working capital                          $  246,000   $  205,200   $125,800   $ 89,900   $125,700
Total assets                             $1,274,600   $1,070,100   $450,500   $406,700   $342,900
Total debt                               $  372,200   $  300,500   $ 13,900   $ 26,000   $ 15,700
Total equity                             $  595,300   $  504,400   $303,100   $258,400   $222,800
Total debt as a percent of total
  debt and equity                             38.5%        37.3%       4.4%       9.1%       6.6%
Book value per share                     $    24.50   $    21.03   $  14.76   $  12.80   $  11.31
Capital expenditures                     $   82,900   $   52,800   $ 19,700   $ 10,900   $  7,400
Number of employees                          10,367        9,280      5,646      5,166      3,993
Number of shareholders of record              3,715        2,267      2,327      2,480      2,750
---------------------------------------------------------------------------------------------------

Quarterly Financial Information
(Unaudited)
(In thousands, except per share data)

----------------------------------------------------------------------------------------------------------------
                                                                               1998
                                                     1st Quarter    2nd Quarter    3rd Quarter    4th Quarter(1)

----------------------------------------------------------------------------------------------------------------
Net sales                                               $317,000       $318,100       $326,400       $355,200
Gross profit                                            $ 67,900       $ 69,900       $ 71,400       $ 82,400
Net income                                              $ 19,500       $ 20,700       $ 21,600       $ 24,300
Net income per share (basic)                            $   0.81       $   0.86       $   0.89       $   1.00
Net income per share (diluted)                          $   0.80       $   0.86       $   0.88       $   0.99
Cash dividends per share                                $   0.06       $   0.06       $   0.06       $   0.06
Common stock prices:
  High                                                  $  63.88       $  67.69       $  67.50       $  61.69
  Low                                                   $  51.00       $  59.63       $  57.00       $  47.63
  End                                                   $  60.00       $  66.75       $  58.75       $  57.50

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                               1997
                                                     1st Quarter    2nd Quarter    3rd Quarter    4th Quarter(2)

----------------------------------------------------------------------------------------------------------------
Net sales                                               $166,000       $244,900       $274,600       $287,300
Gross profit                                            $ 31,900       $ 51,700       $ 59,300       $ 64,400
Net income                                              $ 11,300       $ 13,300       $ 15,300       $ 16,600
Net income per share (basic)                            $   0.55       $   0.64       $   0.70       $   0.70
Net income per share (diluted)                          $   0.54       $   0.64       $   0.69       $   0.70
Cash dividends per share                                $   0.06       $   0.06       $   0.06       $   0.06
Common stock prices:
  High                                                  $  44.50       $  51.25       $  50.63       $  54.63
  Low                                                   $  38.50       $  33.38       $  45.38       $  48.00
  End                                                   $  42.00       $  50.88       $  49.25       $  52.00
----------------------------------------------------------------------------------------------------------------

(1) During the fourth quarter of fiscal 1998, the Company recorded charges related to restructuring and other non-recurring items. The restructuring charge was principally established to provide for costs associated with the consolidation of operations within PCC Specialty Products. The non-recurring charge related principally to the write-off of inventory of the machine tool business of PCC Specialty Products. The tax effected impact of these charges totaled $6,100, or $0.25 (diluted) per share. Reduction in the Company's effective tax rate in the fourth quarter was principally due to revised estimates of tax benefits relating to higher than anticipated foreign sales in fiscal 1997 and 1998. The impact of reduction in the effective tax rate increased earnings by $0.25 (diluted) per share.

(2) During the fourth quarter of fiscal 1997, the Company recorded a provision for restructuring of $3,400 for the relocation of PCC Composites and its consolidation with AFT. The tax effected impact of the provision totaled $2,000, or $0.09 (diluted), per share.