Form 10-K, Exhibit 13
period 1999-03-28
PRECISION CASTPARTS CORP
filed 1999-06-28
CIK 79958

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Fiscal 1999 was another record year for the Company. PCC not only achieved record sales levels, despite soft market conditions in the aerospace and oil and gas industries, but also experienced the sixth consecutive year of improvements in gross margins and operating income as a percent of sales. This was accomplished through continued focus on cost management throughout the Company, coupled with significant manufacturing improvements at a number of operations.

Total sales for fiscal 1999 reached a record $1,471.9 million, an increase of 12 percent from fiscal 1998 sales of $1,316.7 million. Fiscal 1999 acquisitions added $38.5 million of sales, while base business revenues increased by $116.7 million, or 9 percent from fiscal 1998. The continued growth of sales into the industrial gas turbine ("IGT") market, which was 53 percent higher than fiscal 1998, coupled with more modest growth of 8 percent in the aerospace market, helped fuel this increase. Aerospace sales as a percent of total sales decreased from 53 percent in fiscal 1998 to 51 percent in fiscal 1999. The Company anticipates that the percentage of aerospace sales in fiscal 2000 will again decline slightly from the level experienced in fiscal 1999 excluding the impact of any fiscal 2000 acquisitions. This decline is expected to be offset by sales increases in the IGT and general industrial markets. Over the past three years, total sales have increased at a compound annual growth rate of 38 percent.

Operating income before restructuring and other non-recurring charges for fiscal 1999 also reached record levels, totaling $191.5 million, or 13.0 percent of sales, a 16 percent increase from fiscal 1998's operating income before restructuring and other non-recurring charges of $164.6 million, or
12.5 percent of sales. Fiscal 1999 net income of $103.3 million was 20 percent higher than fiscal 1998 earnings of $86.1 million, and resulted in record earnings per share of $4.22 (diluted), compared with $3.53 per share (diluted) last year. Over the past three years, operating income before restructuring charges and other non-recurring charges has increased at a compound annual growth rate of 44 percent.

ACQUISITIONS

The Company completed three acquisitions during fiscal 1999 which complemented existing business lines and provided access to new domestic and international markets. Environment/One Corporation ("E/One"), located in New York, and TBV, located in Massachusetts, were both acquired in the first quarter of fiscal 1999. These acquisitions are included in the Fluid Management segment. E/One, a manufacturer of equipment for low-pressure sewer systems, is well positioned to capitalize on a rapidly growing industry, and TBV, a manufacturer of corrosion-resistant titanium ball valves, complements existing product lines in the Fluid Management segment. Sterom, S.A., acquired during the fourth quarter of fiscal 1999, is also included in the Fluid Management segment. Located in Romania, Sterom manufactures high-quality industrial valves and oilfield equipment. This business unit enjoys a close relationship with the State of Romania energy company, Petrom, and has built a good reputation in the former Soviet Union, Eastern Europe, the Middle East and South America.

Subsequent to year end, through a wholly-owned subsidiary, PCC entered into a definitive agreement to acquire 100 percent of the stock of Wyman-Gordon Company in a cash tender offer valued at approximately $825.0 million, including the assumption of $104.0 million of net debt. Upon completion of the tender offer and subsequent merger, Wyman-Gordon will become a wholly-owned subsidiary of the Company. The completion of the tender offer is conditioned upon the tender of at least two-thirds of the outstanding shares of Wyman-Gordon and certain other conditions, including compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Wyman-Gordon, headquartered in Grafton, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the IGT and energy markets.

These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process,
(ii) have strong growth prospects and higher operating margins than the Company's traditional product lines and (iii) have leading positions in established market niches.

RESTRUCTURING AND OTHER NON-RECURRING CHARGES

During the fourth quarter of fiscal 1999, PCC recorded charges of $13.1 million related to restructuring and other non-recurring items. The non-recurring charges occurred in all segments and related principally to the write-down of inventory, and establishment of provisions for both loss contracts and a product warranty dispute. The restructuring charge provided for severance and other exit costs associated with the consolidation and downsizing of operations within the Fluid Management segment. The tax-effected impact of these charges totaled $7.8 million, or $0.32 per share.

OUTLOOK

PCC currently expects fiscal 2000 will have continued internal sales growth and improved margins, although at lower growth rates than demonstrated over the last several years. The downturn in the aerospace cycle, the overall weakness in the oil and gas industries, and the weak Asian economy will continue to represent challenges to the company, particularly during the first half of fiscal 2000. Despite these poor economic conditions in key markets, the Company will continue to expand aggressively into new products such as IGT and structural airframe components as well as pursue aftermarket opportunities, and expects to realize significant increases in these areas during fiscal 2000. In addition, higher sales are anticipated in the Industrial Products segment as a result of increased sales of Pittler machines in Europe and more effective domestic and international sales coverage at J&L Fiber Services.

FINANCIAL RESULTS BY SEGMENT

Effective with this annual report, PCC will report its financial results by segment in accordance with adoption of Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. The three segments, based on product lines, are Precision Alloy Products, Fluid Management Products and Industrial Products. Operating income amounts discussed below exclude restructuring and other non-recurring charges.

PRECISION ALLOY PRODUCTS

The Precision Alloy Products segment includes PCC Structurals, Inc., PCC Airfoils, Inc. and Advanced Forming Technology, Inc. (AFT). PCC Structurals and PCC Airfoils manufacture investment castings for aircraft engines, industrial gas turbines (IGT), airframes, medical prostheses, and other industrial applications. AFT manufactures metal-injection-molded, metal-matrix-composite, and Thixoformed-TM- components for a wide variety of automotive, electronic, firearm, medical and consumer applications.

Fiscal 1999 compared with fiscal 1998

Precision Alloy Products reported fiscal 1999 sales of $961.4 million and operating income of $147.0 million. Fiscal 1999 sales increased 10 percent over last year's $877.4 million, and operating income improved by 13 percent over last year's $130.1 million. Revenue growth was largely due to the increased sales of replacement airfoils for commercial and military aircraft engines, production of new airframe components and continued expansion into the industrial gas turbine market. Sales of aircraft engine components for original equipment applications (OEM) began to fall in the latter part of the year as the aerospace cycle moved toward its peak. OEM orders are expected to remain weak through fiscal 2000. In addition, AFT sales of metal-injection-molded parts decreased because of slower-than-expected qualifications for automotive customers and substantially lower demand for electronic components. The higher operating income reflected leverage from the higher sales volume and improved operating performance at PCC Structurals.

Fiscal 1998 compared with fiscal 1997

Fiscal 1998 sales for Precision Alloy Products totaled $877.4 million versus $691.4 million in fiscal 1997, an increase of 27 percent. Operating income of $130.1 million was $38.1 million, or 41 percent higher than fiscal 1997's operating income of $92.0 million. The sales and operating income increases were both positively affected by a full year of operations from the acquisition of AETC in the second quarter of fiscal 1997. The segment experienced strong demand from the aerospace industry, which also contributed to the year over year improvements. Operating margins were favorably impacted by the higher sales level coupled with significant improvements in manufacturing performance.

FLUID MANAGEMENT PRODUCTS

The Fluid Management Products segment includes all of the businesses within PCC Flow Technologies, Inc. The businesses that comprise this segment manufacture an extensive range of fluid management products, including PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy, and other applications; E/One for low-pressure sewer systems; Newman's, General, TBV, Techno, Barber, OIC, Baronshire and Sterom valves for oil and gas, fuel distribution, food processing, severe services, and other applications; and Penberthy and Water Specialties fluid measurement devices for water and wastewater processing and other applications.

Fiscal 1999 compared with fiscal 1998

Fiscal 1999 sales for Fluid Management Products totaled $306.4 million, as compared to $260.6 million in fiscal 1998, an increase of 18 percent. The segment's operating income, however, saw some deterioration, falling to $33.8 million from last year's $34.9 million. The Fluid Management Products segment is currently experiencing the effect of lower oil prices worldwide, which has dramatically affected sales of its Barber Industries' wellhead equipment, Penberthy jet products and sight gages, and its Newman's valve product line, both domestically and internationally. In addition, the softness in the chemical and petrochemical industries has negatively impacted the stainless steel product line. The decline in these markets has not only caused a substantial reduction in orders, but has also increased competitive pricing pressures, which adversely affected normal margin opportunities during fiscal 1999.

Fiscal 1998 compared with fiscal 1997

The Fluid Management Products segment improved its sales by 61 percent, from $161.8 million in fiscal 1997 to $260.6 million in fiscal 1998, and its operating income by 87 percent, from $18.7 million to $34.9 million. The majority of the increase in sales and operating income was due to a full year's results from the acquisition of the NEWFLO Corporation during the second quarter of fiscal 1997. In addition, sales of Barber Industries' wellhead equipment and Johnston Pumps contributed to the increase. Operating income was also positively impacted by a strong focus on cost management throughout the year.

INDUSTRIAL PRODUCTS

The Industrial Products segment includes PCC Specialty Products, Inc. and J&L Fiber Services, Inc. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools and gundrills, and manufactures machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other machine tool applications. The tooling business includes product lines manufactured by Reed-Rico-R-, Astro Punch-R- and Eldorado. The machines business includes product lines manufactured by Olofsson, Pittler, Reed-Rico-R-, and Eldorado. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry.

Fiscal 1999 compared with fiscal 1998

The Industrial Products segment's sales increased by 14 percent, from $178.7 million in fiscal 1998 to $204.1 million in fiscal 1999, and its operating income increased by 94 percent, from $10.9 million to $21.1 million. The significant increase in sales and operating income was due to a full year's results from the acquisition of J&L Fiber Services in the third quarter of fiscal 1998. Operating income was also positively impacted by improved manufacturing performance at Reed-Rico-R-.

Fiscal 1998 compared with fiscal 1997

Fiscal 1998 sales for the Industrial Products segment totaled $178.7 million, as compared to $119.6 million in fiscal 1997, an increase of 49 percent. The segment's operating income, however, deteriorated, declining to $10.9 million from fiscal 1997's $12.7 million. The Industrial Products segment experienced significant declines in margin, due to manufacturing problems and poor quoting at the Olofsson operation, where sales to the automotive industry were lower than anticipated. Operating income was also reduced by slower than anticipated start-up of a new product line at the Eldorado operation. During the fourth quarter of fiscal 1998, a restructuring charge was established principally to provide for severance and other exit costs associated with the consolidation of operations within PCC Specialty Products to help create a stronger, more cost-effective platform for growth, while eliminating redundant overhead expenses and leveraging its manufacturing know-how and technical expertise.

INTEREST AND TAXES

Net interest expense in fiscal 1999 was $27.6 million, as compared with $20.7 million in fiscal 1998. The higher expense reflects higher debt levels as a result of borrowings to fund the fiscal 1998 and 1999 acquisitions and debt assumed in connection with those acquisitions.

The effective tax rate for the year was 32 percent, compared with 36 percent in the prior year. The reduction in the rate was due to the favorable impact of tax benefits recognized in the third and fourth quarters of the year, relating to favorable resolution of an IRS tax issue, higher than anticipated tax benefits associated with international sales, and reversal of reserves for state and foreign taxes no longer required. The impact of the reduction in the effective tax rate increased earnings by $8.9 million, or $0.35 per share in the fourth quarter. The Company's normalized tax rate prior to the above reductions was 38 percent.

LIQUIDITY AND CAPITAL RESOURCES

Total capitalization at March 28, 1999 was $1,123.3 million, consisting of $425.9 million of debt and $697.4 million of equity. The debt-to-capitalization ratio was 37.9 percent compared with 38.5 percent at the end of the prior fiscal year.

Cash requirements for the year included $77.7 million for acquisitions, $74.8 million for capital expenditures, $74.1 million of working capital increases and $5.9 million for dividends. These requirements were partially funded from cash generated by earnings of $164.9 million and $6.2 million from the sale of common stock through the employee stock purchase plan and stock option exercises. The cash shortfall was funded from $52.2 million of net borrowings, resulting in a net decrease to cash of $10.2 million from the fiscal 1998 ending balance. An existing committed line of credit facilitated borrowings during the year. Borrowing capacity under the Company's credit agreement was $81.1 million at fiscal year end.

Capital spending in fiscal 1999 of $74.8 million principally provided for increased IGT capacity and for completion of a new manufacturing facility for AFT. Fiscal 2000's capital spending, which is expected to be approximately 25 percent lower than fiscal 1999's, principally provides for further increases in IGT capacity and the development of an aftermarket structure at PCC Flow Technologies, as well as for other normal requirements to maintain production, provide for cost reductions and maintain safety.

Subsequent to year end, the Company obtained committed bank facilities totaling $1,250.0 million to finance the acquisition of the Wyman-Gordon Company and to refinance the Company's current facilities in conjunction with this acquisition. The committed bank facilities include a $550.0 million term loan facility, a $300.0 million interim term loan facility and a $400.0 million revolving credit facility. Subsequent to closing of the acquisition, the Company is planning to issue $300.0 million of medium-term debt securities, which will replace the interim term loan facility. In addition, a portion of the revolving credit facility will be used to finance a cash tender offer for Wyman-Gordon's 8% $150,000,000 Senior Notes due December 15, 2007. On June 4, 1999, the Company entered into a swap agreement to fix the borrowing rate on approximately 50 percent of the bank borrowing under the committed bank facilities. In addition, the Company entered into a hedge to fix the underlying 10 year Treasury rate for the $300.0 million of medium-term debt securities to be issued.

Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash balances, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of stock.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 is not expected to have a material impact on the Company's consolidated financial statements. This Statement is effective for fiscal years beginning after June 15, 2000. The Company will adopt this accounting standard as required by fiscal 2002.

YEAR 2000 UPDATE

As many computer systems and other equipment with embedded chips or processors use only two digits to represent the calendar year, they may be unable to accurately process certain data before, during or after the year 2000. As a result, business entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 (Y2K) issue. The Y2K issue can arise at any point in the Company's supply, manufacturing, processing, distribution, and financial chains.

The Company began addressing the Y2K issue in November 1997, with the development of a standardized Year 2000 Plan format. Prior to that time, many of the Company's operations had already begun Y2K planning initiatives. By March 1998 each of PCC's operating units had completed a Year 2000 Plan that included the following components:
  1) Inventory of all computing assets (both hardware and software);
  2) Assessment of Y2K compliance for all systems;
  3) Determination of solutions for non-compliant systems and development of a project schedule for non-compliant systems, and
  4) Contact with significant suppliers to determine the sufficiency of their Year 2000 Plans.

The Company has prioritized projects on systems, that if not corrected, have the potential of causing a material disruption to the production process or the financial and accounting processes. The Company refers to these projects as Critical Projects.

There are currently thirteen Critical Projects. Ten Critical Projects involve replacement of accounting and business systems, and the three remaining Critical Projects involve compliance of manufacturing and production control equipment. PCC management set June 30, 1999, as the revised target date for Y2K compliance on all Critical Projects. Eleven of the thirteen critical projects have been completed, the remaining two projects are scheduled for completion by June 30, 1999. Management is constantly monitoring the status of the Critical Projects, and control mechanisms are in place to identify and react to slippages in system remediation schedules.

In addition, the Company is developing contingency plans intended to mitigate the possible disruption in business operations that may result from the Y2K issue. Contingency plans may include stockpiling necessary materials and inventories, securing alternate sources of supply, adjusting facility shutdown and start-up schedules, development of manual procedures to execute transactions and complete processes, and other appropriate measures. Once developed, contingency plans will be continually refined, as additional information becomes available.

PCC is a highly diversified company comprised of three business segments. Each of these segments have multiple operating units, resulting in twenty-five separate Year 2000 Plans. PCC has not required standardized systems throughout the Company. This diversification has allowed the Company to spread the risk of Y2K failures, since no one system is responsible for the entire financial or operational needs of the Company. Also, with few exceptions, business systems that are not compliant are being replaced with packaged systems as opposed to in-house developed and maintained systems.

New business systems being installed include Platinum, JD Edwards, Frontier and MAPICS. These systems have all had significant testing for Y2K compliance performed by the manufacturer and user community.

In addition, all the systems have been, or will be tested in-house by a two-step process:

      PRIMARY TESTING -- each operating unit of the Company is required to apply tests to determine Y2K compliance of its systems.
      SECONDARY TESTING -- Internal Audit has begun, and will continue to perform, Y2K testing on selected systems. The scheduled completion date is August 1999.

While the Company's diversification reduces the risk that a material Y2K issue will affect the Company's performance, this same diversification increases the possibility that Y2K issues will occur since many more systems exist than in a centralized environment. Management is addressing this issue by:

  1) The development of a formal Year 2000 Plan for each operating unit;
  2) Requiring frequent updates on the status of Critical Projects;
  3) Development of a Year 2000 team which includes key Information Systems managers within the operating units;
  4) Requiring primary and secondary testing of systems, and
  5) Development of contingency plans for all critical manufacturing and financial systems.


COSTS

The total cost associated with the modifications and replacement of systems to become Year 2000 compliant is not expected to be material to the Company's financial position. The estimated total cost of all Y2K projects is $5.5 million. The $5.5 million includes 113 systems identified as requiring some cost for Y2K upgrades, and includes $2.0 million for systems that, although not Year 2000 compliant, would have been replaced for other reasons by Year 2000 or shortly thereafter.

The Company has spent $3.6 million on Year 2000 systems, including $2.7 million to replace systems and $0.9 million to upgrade or modify existing systems. Estimated future costs of $1.9 million include $1.3 million to replace systems and $0.6 million to upgrade or modify systems.

The Company has spent $2.7 million on the thirteen Critical Projects, which are estimated to represent $3.4 million of the $5.5 million estimated total cost of all Y2K projects. All costs associated with these projects have been provided for from existing operating budgets and have been or will be funded through operating cash flow.

RISKS

The Company relies on third party suppliers for raw materials, outside processing, utilities, transportation and other key services. Interruption of supplier operations due to Y2K issues could affect Company operations. PCC has initiated efforts to evaluate the status of suppliers' efforts and to determine alternatives and contingency plan requirements. While approaches to reducing risks of interruption due to supplier failures will vary by operating unit, options include identification of alternate suppliers and accumulation of inventory to assure production capability where feasible or warranted. These activities are intended to provide a means of managing risk, but cannot eliminate the potential for disruptions due to third party failure.

The Company is also dependent upon its customers for sales and cash flow. Y2K interruptions in customer operations could result in reduced sales, increased inventory or receivable levels, and cash flow reductions. While these events are possible, PCC's customer base is broad enough to minimize the effects of a single occurrence. The Company, however, has communicated with its major customers with respect to Y2K issues, and has received information indicating that they are developing and monitoring their own plans, as well as monitoring their customers' and suppliers' plans.

The Year 2000 project is expected to significantly reduce the Company's level of uncertainty about the Y2K problem. The Company believes that, with the implementation of new and modified business systems and completion of the Critical Projects as scheduled, the possibility of significant interruptions of normal operations should be reduced.

In addition, failure to meet critical milestones identified in the Company's Plan would provide advance notice, and steps would be taken to prevent Y2K failures. Customers and suppliers would also receive advance notice allowing them to implement alternate plans. However, despite the Company's activities in regards to the Year 2000 issue, there can be no assurance that partial or total systems interruptions or the costs necessary to update hardware and software would not have a material adverse effect upon the Company's business, financial condition, results of operations and business processes.

The Company's Year 2000 project is an ongoing process and the estimates of costs and completion dates for various components of Y2K readiness described above are subject to change. Readers are cautioned that forward looking statements contained in the Year 2000 discussion above should be read in conjunction with the Company's disclosures under the heading: "FORWARD-LOOKING STATEMENTS."

FORWARD-LOOKING STATEMENTS

Information included within this annual report describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace and general industrial cycles; the relative success of the Company's entry into new markets, including the rapid ramp-up of production for industrial gas turbine and airframe components; competitive pricing; the availability and cost of materials and supplies; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; timely, effective and cost-efficient introduction of hardware and software to address the Year 2000 issue; and implementation of new technologies. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

CONSOLIDATED STATEMENTS OF INCOME
PRECISION CASTPARTS CORP. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                Fiscal Years Ended
                                              March 28, 1999      March 29, 1998      March 30, 1997
----------------------------------------------------------------------------------------------------
Net sales                                         $1,471,900          $1,316,700          $  972,800
Cost of goods sold                                 1,134,000           1,025,100             765,500
Provision for restructuring and other                 13,100               8,600               3,400
Selling and administrative expenses                  146,400             127,000              91,500
Interest expense, net                                 27,600              20,700              16,700
----------------------------------------------------------------------------------------------------
Income before provision for income taxes             150,800             135,300              95,700
Provision for income taxes                            47,500              49,200              39,200
----------------------------------------------------------------------------------------------------
Net income                                        $  103,300          $   86,100          $   56,500
----------------------------------------------------------------------------------------------------
Net income per common share (basic)               $     4.23          $     3.56          $     2.59
Net income per common share (diluted)             $     4.22          $     3.53          $     2.57
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON PAGES 16 THROUGH 33.

CONSOLIDATED BALANCE SHEETS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                March 28, 1999    March 29, 1998
----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                       $    14,800       $    25,000
   Receivables, net of reserves of $3,400 in 1999 and $3,800 in 1998                   255,100           208,600
   Inventories                                                                         253,600           240,900
   Prepaid expenses                                                                      7,300             7,100
   Deferred income taxes                                                                26,100            29,200
----------------------------------------------------------------------------------------------------------------
      Total current assets                                                             556,900           510,800
----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                                 16,500            16,400
   Buildings and improvements                                                          111,800            91,800
   Machinery and equipment                                                             400,300           338,000
   Construction in progress                                                             34,000            44,000
----------------------------------------------------------------------------------------------------------------
                                                                                       562,600           490,200
   Less - accumulated depreciation                                                    (231,200)         (197,500)
----------------------------------------------------------------------------------------------------------------
      Net property, plant and equipment                                                331,400           292,700
----------------------------------------------------------------------------------------------------------------
Goodwill, net of accumulated amortization of $34,000 in 1999 and $20,800 in 1998       525,900           451,600
Other assets                                                                            35,400            19,500
----------------------------------------------------------------------------------------------------------------
                                                                                   $ 1,449,600       $ 1,274,600
----------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Investment
Current liabilities:
   Notes payable                                                                   $    17,200       $       800
   Current portion of long-term debt                                                    39,000            24,400
   Accounts payable                                                                    102,100            87,500
   Accrued liabilities                                                                 137,100           123,700
   Income taxes payable                                                                  9,200            28,400
----------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                        304,600           264,800
----------------------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                              369,700           347,000
Deferred income taxes                                                                   25,100            23,200
Accrued retirement benefits obligation                                                  39,200            34,000
Other long-term liabilities                                                             13,600            10,300

Shareholders' investment:
   Common stock, $1 stated value, shares authorized 1999 and 1998 - 100,000,000;
    issued and outstanding 1999 - 24,465,910;
    1998 - 24,300,657                                                                   24,500            24,300
   Paid-in capital                                                                     178,400           172,400
   Retained earnings                                                                   497,100           399,700
   Cumulative translation adjustments                                                   (2,600)           (1,100)
----------------------------------------------------------------------------------------------------------------
      Total shareholders' investment                                                   697,400           595,300
----------------------------------------------------------------------------------------------------------------
                                                                                  $  1,449,600     $   1,274,600
----------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON PAGES 16 THROUGH 33.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES
(IN THOUSANDS)

                                                                                               FISCAL YEARS ENDED
                                                                                MARCH 28, 1999    MARCH 29, 1998    MARCH 30, 1997
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                        $ 103,300         $  86,100         $  56,500
   Non-cash items included in income:
      Depreciation and amortization                                                     54,100            43,500            35,200
      Deferred income taxes                                                              7,500             4,100            (3,700)
   Changes in operating working capital, excluding effects of acquisitions:
      Receivables                                                                      (40,900)          (16,100)          (37,100)
      Inventories                                                                       (9,500)           19,100           (30,500)
      Payables, accruals and current taxes                                             (14,400)           16,500            36,600
   Other operating activities, net                                                      (9,300)           (5,700)          (11,100)
----------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                      90,800           147,500            45,900
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Business acquisitions, net of cash acquired                                         (77,700)         (139,100)         (329,100)
   Capital expenditures                                                                (74,800)          (82,900)          (52,800)
   Other investing activities, net                                                         500            16,300             1,100
----------------------------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                                        (152,000)         (205,700)         (380,800)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net change in short-term borrowings                                                  16,300           (18,500)           16,600
   Proceeds from issuance of debt                                                       61,700           247,700           312,400
   Payments on debt                                                                    (25,800)         (160,100)         (153,800)
   Sale of common stock                                                                  6,200            11,900           150,400
   Cash dividends                                                                       (5,900)           (5,800)           (4,000)
   Other financing activities, net                                                      (1,500)           (2,100)           (2,800)
----------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                      51,000            73,100           318,800
----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                   (10,200)           14,900           (16,100)
Cash and cash equivalents at beginning of year                                          25,000            10,100            26,200
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $  14,800         $  25,000         $  10,100
----------------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                                                          $  27,700         $  21,900         $  23,700
   Income taxes, net of refunds received                                             $  57,900         $  30,100         $  29,000
----------------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON PAGES 16 THROUGH 33.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
PRECISION CASTPARTS CORP. AND SUBSIDIARIES
(IN THOUSANDS)

                                         COMMON STOCK                                    CUMULATIVE
                                         OUTSTANDING           PAID-IN      RETAINED    TRANSLATION
                                    SHARES        AMOUNT       CAPITAL      EARNINGS    ADJUSTMENTS
---------------------------------------------------------------------------------------------------
Balance at March 31, 1996           20,500     $  20,500     $  13,900     $ 266,900      $   1,800
   Net income                            -             -             -        56,500              -
   Cash dividends                        -             -             -        (4,000)             -
   Sale of common stock              3,500         3,500       146,900             -              -
   Translation adjustments               -             -             -             -         (1,600)
---------------------------------------------------------------------------------------------------
Balance at March 30, 1997           24,000        24,000       160,800       319,400            200
   Net income                            -             -             -        86,100              -
   Cash dividends                        -             -             -        (5,800)             -
   Sale of common stock                300           300        11,600             -              -
   Translation adjustments               -             -             -             -         (1,300)
---------------------------------------------------------------------------------------------------
Balance at March 29, 1998           24,300        24,300       172,400       399,700         (1,100)
   Net income                            -             -             -       103,300              -
   Cash dividends                        -             -             -        (5,900)             -
   Sale of common stock                200           200         6,000             -              -
   Translation adjustments               -             -             -             -         (1,500)
---------------------------------------------------------------------------------------------------
Balance at March 28, 1999           24,500     $  24,500     $ 178,400     $ 497,100      $  (2,600)
---------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON PAGES 16 THROUGH 33.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
PRECISION CASTPARTS CORP. AND SUBSIDIARIES
(IN THOUSANDS)

                                                                    FISCAL YEARS ENDED
(IN THOUSANDS)                                     MARCH 28, 1999      MARCH 29, 1998      MARCH 30, 1997
---------------------------------------------------------------------------------------------------------
Net income                                              $ 103,300           $  86,100           $  56,500
Other comprehensive loss:
      Foreign currency translation adjustments             (1,500)             (1,300)             (1,600)
---------------------------------------------------------------------------------------------------------
Total comprehensive income                              $ 101,800           $  84,800           $  54,900
---------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ON PAGES 16 THROUGH 33.

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

Valuation of inventories

The LIFO inventory cost method is utilized for work in process and metal inventories at the majority of domestic operations. The average inventory cost method is utilized for all other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead. Inventories valued at current replacement cost would have been $2,400, $4,000, and $4,300 higher than those reported at March 28, 1999, March 29, 1998 and March 30, 1997, respectively. PCC uses the single pool dollar value method for computing LIFO inventories; therefore, it is not possible to present the breakdown of inventories between work in process and raw materials.

Depreciation and capitalization

Depreciation of plant and equipment is computed on the straight-line or declining balance method based on the estimated service lives. Estimated lives used are 20-30 years for buildings and improvements and 5-15 years for machinery and equipment.

Additions are recorded at cost. Expenditures for maintenance, repairs and minor improvements are charged to expense. Major improvements and additions are added to the property accounts. When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Goodwill

Goodwill is computed on the straight-line method and is generally amortized over 40 years. The future profitability and cash flow of the operations to which it relates are reevaluated annually. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill.

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

As discussed in the "FINANCING ARRANGEMENTS" note, the Company was committed to interest rate swaps on a term loan and a revolving credit facility at March 28, 1999. (See "SUBSEQUENT EVENTS" note regarding acquisition financing.) Other immaterial instruments in place at year end included several foreign currency hedges and no-cost collars for nickel metal, a commodity which is utilized in production at the Company's investment casting facilities. At March 28, 1999, and March 29, 1998, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

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

Foreign currency translation

The financial statements of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates for assets and liabilities and at monthly weighted average rates for income and expenses. Unrealized currency translation adjustments are deferred and included in the shareholders' investment section of the balance sheets, whereas transaction gains and losses are recognized currently in the statements of income.

ACQUISITIONS

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results have been included in the consolidated financial statements since the acquisition dates. Pro forma information is required for certain fiscal 1997 acquisitions only.

Fiscal 1999

During the first quarter, PCC acquired substantially all shares of common stock of Environment/One Corporation ("E/One"), a manufacturer of highly engineered equipment for low-pressure sewer systems and other applications, for $72,000. The excess of the purchase price over the fair values of the net assets acquired was $62,300 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. E/One operates as part of PCC Flow Technologies.

Also during the first quarter, PCC acquired the assets of TBV, a manufacturer of titanium ball valves and pipeline instrumentation, for $9,800. The excess of the purchase price over the fair values of the net assets acquired was $4,400 and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years. TBV operates as part of PCC Flow Technologies.

During the fourth quarter, PCC acquired 70 percent of the stock of Sterom S.A. ("Sterom"), a Romanian manufacturer of high-quality industrial valves and oilfield equipment for $1,600. As part of the transaction, PCC guaranteed investments for capital improvements, the payment of tax liabilities and environmental remediation efforts. The transaction generated goodwill of $6,500, which is being amortized on a straight-line basis over 40 years.
Sterom operates as part of PCC Flow Technologies.

Fiscal 1998

During the second quarter, PCC acquired certain assets of Pittler GmbH ("PCC Pittler") located in Germany. PCC Pittler is a manufacturer of computer-controlled metalworking machine systems that operates as part of PCC Specialty Products, Inc. The purchase price of $5,300 yielded negative goodwill of $3,600.

During the third quarter, PCC acquired 100 percent of the stock of J&L Fiber Services ("J&L"). J&L is a manufacturer of refiner plates and screen cylinders for the pulp and paper industry. The purchase price of $109,400 resulted in $78,800 of goodwill.

During the fourth quarter, PCC acquired the assets of Schlosser Casting Company ("PCC Schlosser"). PCC Schlosser is a titanium investment casting foundry that operates as part of PCC Structurals, Inc. The purchase price of $19,400 resulted in $11,700 of goodwill.

Also during the fourth quarter, PCC acquired the stock of Baronshire Engineering Limited ("Baronshire") located in Scotland for $7,000 including acquired debt. Baronshire, which manufactures stainless steel butterfly valves for the food and pharmaceutical industries, operates as part of PCC Flow Technologies, Inc. The purchase price generated goodwill of $4,700.

Fiscal 1997

During the first quarter, PCC purchased the stock of The Olofsson Corporation, a manufacturer of computer-controlled metalworking machine systems. The purchase price of $52,200 included the assumption of debt. Goodwill of $30,600 was recorded for the difference between the acquisition cost and the fair value of net assets and liabilities assumed. The business operates as part of PCC Specialty Products, Inc.

During the second quarter, PCC purchased substantially all of the assets of AE Turbine Components Limited ("AETC"), which operates as part of PCC Airfoils, Inc. AETC, which is located in the United Kingdom, is a manufacturer of investment castings for the aircraft engine and industrial gas turbine markets. The purchase price was $63,400, and resulted in $24,600 of goodwill and other intangible assets.

Also during the second quarter, PCC purchased the outstanding stock of the NEWFLO Corporation ("NEWFLO"). NEWFLO, which is operated as PCC Flow Technologies, Inc., is a designer and manufacturer of high quality niche-oriented industrial fluid management products. The transaction, valued at $300,000, included the assumption of $100,000 of registered subordinated notes and resulted in $227,800 of goodwill and other intangible assets.

The following represents the pro forma results of operations of the Company including the fiscal 1997 acquisitions of NEWFLO, AETC and Olofsson for the year ended March 30, 1997, assuming the acquisitions had taken place at the beginning of fiscal 1997.

(Unaudited)
Fiscal                                           1997
                                               ----------
Net sales                                      $1,085,800
Net income                                     $   57,700
Net income per common share (basic)            $     2.65
Net income per common share (diluted)          $     2.62
                                               ----------

The pro forma presentation is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of fiscal 1997 or of future results of the combined companies. The Company had four additional immaterial acquisitions during fiscal 1997 that are not included in the pro forma results presented above.

PROVISION FOR RESTRUCTURING AND OTHER

During the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $13,100 related to restructuring and other non-recurring items. Non-recurring charges of $11,900 related principally to the write-down of inventory, and establishment of provisions for both loss contracts and a product warranty dispute. A restructuring charge was established for severance and other exit costs associated with the consolidation and downsizing of operations within PCC Flow Technologies. The tax effected impact of these charges totaled $7,800, or $0.32 per share (diluted).

During the fourth quarter of fiscal 1998, a restructuring charge of $8,600 was established principally for severance and other exit costs associated with the consolidation of operations within PCC Specialty Products. The Company also recorded certain non-recurring costs associated with the write-off of inventory related to the machine tool business of PCC Specialty Products. The tax effected impact of the provision totaled $6,100 or $0.25 per share (diluted). In fiscal 1999, the Company closed its machine tool manufacturing facility in Oscoda, Michigan, and consolidated operations into its West Branch, Michigan, facility. Tooling operations in Gaffney, South Carolina, and Santa Fe Springs, California, were relocated and consolidated into the header tooling facilities in Bristol, Rhode Island. In addition, the Company closed its tungsten carbide plant in Gainesville, Georgia, and consolidated those operations into its Duncan, South Carolina, facility. The restructuring efforts were substantially completed in fiscal 1999, and an immaterial reserve remains at March 28, 1999.

During the fourth quarter of fiscal 1997, the Company recorded a provision for restructuring of $3,400 related to the consolidation of PCC Composites and AFT. The tax effected impact of the provision totaled $2,000 or $0.09 per share (diluted). The restructuring efforts were substantially completed in fiscal 1998, and an immaterial reserve remains at March 28, 1999.

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

CONCENTRATION OF CREDIT RISK

Approximately 51 percent of PCC's business activity in fiscal year 1999 was with companies in the aerospace industry. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                               Mar. 28, 1999     Mar. 29, 1998
------------------------------------------------------------------------------
Salaries and wages payable                       $ 63,000          $ 60,800
Other accrued liabilities                          74,100            62,900
------------------------------------------------------------------------------
                                                 $137,100          $123,700


FINANCING ARRANGEMENTS

Long-term debt is summarized as follows:

                                               Mar. 28, 1999     Mar. 29, 1998
------------------------------------------------------------------------------
6.75% Notes due fiscal 2008                      $150,000          $150,000
Term Loan, fixed rate of 6.6% under a swap
 agreement, payable quarterly in various
 amounts through fiscal 2002                       95,000           117,500

Revolving Credit Facility, fixed rate of 6.1%
 under a swap agreement at March 28, 1999,
 variable rate of 5.7% at March 29,
 1998 (based on LIBOR subject to a 7.0% cap
 arrangement), expiring fiscal 2002                    --            90,000

Commercial paper backed by Revolving
 Credit Facility payable fiscal 2002, 5.1%
 rate at March 28, 1999                           151,700               --

Industrial Development Revenue Bonds
 and other, variable interest rates, 3.0% to
 5.0% at March 28, 1999, payable annually
 through fiscal 2001                               12,000            13,900
------------------------------------------------------------------------------
                                                  408,700           371,400
Less current portion                               39,000            24,400
------------------------------------------------------------------------------

                                                 $369,700          $347,000
------------------------------------------------------------------------------

The Company has a $400,000 credit agreement (the "Credit Agreement") with banks expiring in fiscal 2002. The Credit Agreement includes two facilities: an amortizing term loan facility in the principal amount of $150,000 (the "Term Loan") and a revolving credit facility in the principal amount of $250,000 (the "Credit Line"). There was $81,100 of unused capacity under the Credit Agreement at March 28, 1999. Borrowings under the Term Loan and the Credit Line both include a margin based on the Company's leverage ratio. The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. Under the minimum net worth restriction, $201,400 of retained earnings was available for dividends at March 28, 1999. In fiscal 1999, the Company started issuing commercial paper backed by the Credit Line.

The 6.75% Notes contain various standard financial covenants in addition to the covenants under the Credit Agreement. The Company's debt agreements contain cross default provisions. At March 28, 1999, the Company was in compliance with all restrictive provisions of its loan agreements.

Long-term debt is payable as follows: $39,000 in 2000, $55,400 in 2001, $164,300 in 2002, $0 in 2003 and 2004, and $150,000 thereafter.

Notes payable primarily represents short-term borrowings with foreign banks at March 28, 1999. The weighted average interest rate on short-term borrowings at March 28, 1999 was 5.7 percent.

INCOME TAXES

Income before provision for income taxes was:

Fiscal                                            1999               1998              1997
-------------------------------------------------------------------------------------------
Domestic                                      $130,300           $104,100           $80,300
Foreign                                         20,500             31,200            15,400
-------------------------------------------------------------------------------------------
Total pretax income                           $150,800           $135,300           $95,700
-------------------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

Fiscal                                            1999               1998              1997
-------------------------------------------------------------------------------------------
Current taxes:
 Federal                                      $ 40,100           $ 38,200          $ 32,000
 Foreign                                         6,900              8,900             4,600
 State                                           5,500              7,000             7,000
-------------------------------------------------------------------------------------------
                                                52,500             54,100            43,600

Change in deferred income taxes                 (5,000)            (4,900)           (4,400)
-------------------------------------------------------------------------------------------
Provision for income taxes                    $ 47,500           $ 49,200          $ 39,200
-------------------------------------------------------------------------------------------

United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits.

Certain acquisitions yielded nondeductible goodwill which is reflected in the tax rate reconciliation below and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

During the fourth quarter of fiscal 1999, the effective tax rate was significantly reduced from a normal rate of approximately 38 percent to 1 percent principally as a result of a favorable resolution of an IRS tax issue, tax benefits relating to higher than anticipated international sales and reversal of reserves for state and foreign taxes no longer required. The tax effected impact of the aforementioned items totaled $8,900 or $0.35 per share (diluted).

During the fourth quarter of fiscal 1998, the effective tax rate was significantly reduced from a normal rate of approximately 40 percent to 24 percent as a result of revised estimates of tax benefits relating to higher than anticipated international sales in fiscal 1997 and 1998. In addition, higher state tax business incentives and other tax benefits contributed to the reduction in the quarter's effective tax rate. The tax effected impact of the aforementioned items totaled $6,100 or $0.25 per share (diluted).

A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal                                          1999            1998            1997
------------------------------------------------------------------------------------
Statutory federal rate                            35%             35%             35%
Effect of:
  State taxes, net of federal benefit              3               4               4
  Amortization of goodwill                         2               3               3
  Foreign Sales Corporation tax benefit           (4)             (4)             (1)
  Resolution of an IRS tax issue                  (2)             --              --
  Reversal of state and foreign tax
   reserves no longer required                    (3)             --              --
  Valuation allowance                              1              (2)             (1)
  Other, net                                      --              --               1
------------------------------------------------------------------------------------
Effective rate                                    32%             36%             41%
------------------------------------------------------------------------------------

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

Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                          Mar. 28, 1999      Mar. 29, 1998
------------------------------------------------------------------------------------------
Deferred tax assets arising from:
  Expense accruals                                           $39,500            $35,900
  Inventory reserves                                           5,100              8,500
  Post-retirement benefits other than pensions                 3,900              5,100
  Foreign operations                                           2,000                500
  Other                                                        1,700              1,100
  Valuation allowances                                        (2,700)            (1,500)
------------------------------------------------------------------------------------------
Gross deferred tax assets                                     49,500             49,600
------------------------------------------------------------------------------------------
Deferred tax liabilities arising from:
  Depreciation/amortization                                   32,200             30,200
  Inventory basis differences                                 11,400             11,400
  Foreign operations                                           3,300              2,000
  Other                                                        1,600                 --
------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                48,500             43,600
------------------------------------------------------------------------------------------
Net deferred tax asset                                       $ 1,000            $ 6,000
------------------------------------------------------------------------------------------

The Company has provided valuation allowances for domestic and foreign net operating and capital loss carryforwards to reduce the related future income tax benefits to zero.

EARNINGS PER SHARE

The Company reports earnings per share in accordance with Statement No. 128, "Earnings per Share". Basic earnings per share have been computed based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share also consider common shares issuable under an employee stock purchase plan and stock option plans.

Fiscal                  1999               1998              1997
                    Basic   Diluted    Basic   Diluted    Basic  Diluted
------------------------------------------------------------------------
Net income       $103,300  $103,300  $86,100   $86,100  $56,500  $56,500

Average shares
 outstanding       24,400    24,400   24,200    24,200   21,800   21,800
Common shares
 issuable               -       100        -       200        -      200
------------------------------------------------------------------------
Average shares
 outstanding
 assuming
 dilution          24,400    24,500   24,200    24,400   21,800   22,000
------------------------------------------------------------------------
Net income
 per common
 share           $   4.23  $   4.22  $  3.56   $  3.53  $  2.59  $  2.57
------------------------------------------------------------------------

COMPREHENSIVE INCOME

In fiscal 1999, the Company adopted Statement No. 130, "Reporting
Comprehensive Income". In accordance with this Statement, Consolidated Statements of Comprehensive Income are included in the consolidated financial statements to present all changes in Shareholders' investment in the periods presented other than changes resulting from transactions relating to the Company's stock.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

PCC has defined benefit pension plans covering substantially all domestic employees. Benefits provided by these plans generally are based on years of service and compensation. PCC's funding policy is to satisfy the funding requirements of the Employee Retirement Income Security Act. PCC also provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

In fiscal 1999, the Company adopted Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits", which revises disclosures about pension and other postretirement benefits. The following information is provided in accordance with the the requirements of this Statement for the plans discussed above.

                                   Pension Benefits  Postretirement Benefits
Fiscal                             1999        1998         1999        1998
----------------------------------------------------------------------------
Change in plan assets:
  Beginning fair value of
   plan assets                 $156,900    $136,700     $    300    $    100
  Actual return on
   plan assets                   14,600      22,700            -           -
  Company contributions             900       1,000        1,300       1,200
  Plan participants'
   contributions                    700         800            -           -
  Benefits paid                  (6,300)     (4,300)      (1,000)     (1,000)
----------------------------------------------------------------------------
    Ending fair value
     of plan assets            $166,800    $156,900     $    600    $    300
----------------------------------------------------------------------------
Change in benefit
 obligations:
  Beginning benefit
   obligations                 $184,800    $149,800     $ 17,000    $ 15,800
  Service cost                    9,600       7,100          300         300
  Interest cost                  13,200      11,100        1,200       1,200
  Plan participants'
   contributions                    700         700            -           -
  Amendments                      1,200      12,000            -           -
  Actuarial losses (gains)        5,000       8,400         (600)        700
  Benefits paid                  (6,300)     (4,300)      (1,000)     (1,000)
----------------------------------------------------------------------------
    Ending benefit
     obligations               $208,200    $184,800     $ 16,900    $ 17,000
----------------------------------------------------------------------------
Reconciliation to
 balance sheet amounts:
  Fair value of plan
   assets less than
   benefit obligations         $(41,400)   $(27,900)    $(16,300)   $(16,700)
  Unrecognized net
   loss (gain)                    4,400         300         (800)       (200)
  Unrecognized prior
   service cost                  12,400      12,000            -           -
  Unrecognized asset
   at transition                 (1,100)     (1,500)           -           -
----------------------------------------------------------------------------
    Accrued benefit cost       $(25,700)   $(17,100)    $(17,100)   $(16,900)
----------------------------------------------------------------------------
Amounts recognized
 in the balance sheets:
  Accrued liabilities          $ (3,300)   $      -     $   (300)   $      -
  Accrued retirement
   benefits obligation          (22,400)    (17,100)     (16,800)    (16,900)
----------------------------------------------------------------------------
    Accrued benefit cost       $(25,700)   $(17,100)    $(17,100)   $(16,900)
----------------------------------------------------------------------------

Assets of the pension plans are invested primarily in equities and fixed income investments. Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

Fiscal                                      1999               1998
----------------------------------------------------------------------------
Projected benefit obligation            $(34,400)          $(28,800)
Accumulated benefit obligation          $(30,700)          $(26,100)
Fair value of plan assets               $ 16,800           $ 15,900

The assumptions used in determining the benefit obligations in 1999 and 1998 were as follows:

                                      Pension Benefits        Postretirement Benefits
-------------------------------------------------------------------------------------
Fiscal                              1999              1998        1999          1998
-------------------------------------------------------------------------------------
Discount rate                       7.00%             7.25%       7.00%         7.25%
Expected return on
 plan assets                        9.00%             9.00%          -             -
Rate of compensation
 increase                           5.00%             5.00%          -             -
-------------------------------------------------------------------------------------


The health care cost trend rate to be used in fiscal 2000 is 8 percent. The rate will gradually decline to 5 percent over a 5-year period. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1 percentage    1 percentage
                                                   point increase  point decrease
-------------------------------------------------------------------------------------
Effect on total of service and interest cost
 components                                           $   200          $  (200)
Effect on postretirement benefit obligation           $ 2,000          $(1,700)
-------------------------------------------------------------------------------------

The net cost for the Company's pension plans consisted of the following components:

Fiscal                                      1999               1998              1997
-------------------------------------------------------------------------------------
Service cost                            $  9,600           $  7,100          $  6,800
Interest cost                             13,200             11,100            10,000
Expected return on plan assets           (14,000)           (12,100)          (14,800)
Net amortization                             500               (300)            3,300
-------------------------------------------------------------------------------------
Net pension cost                        $  9,300           $  5,800          $  5,300
-------------------------------------------------------------------------------------

The cost of postretirement benefits other than pensions consisted of the following components:

Fiscal                                 1999            1998            1997
-------------------------------------------------------------------------------------
Service cost                         $  300          $  300          $  300
Interest cost                         1,200           1,200           1,000
-------------------------------------------------------------------------------------
Postretirement benefit cost          $1,500          $1,500          $1,300

A matching contribution feature was added to the Company's 401(k) savings plan during 1998. The cost of the Company's contributions to the matching savings plan were $3,800 and $800 in 1999 and 1998, respectively.

COMMITMENTS AND CONTINGENCIES

Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits will have no material effect on PCC's consolidated financial position.

SHAREHOLDERS' INVESTMENT

Authorized shares of common stock without par value consisted of 100,000,000 shares at March 28, 1999, March 29, 1998, and March 30, 1997. Authorized and unissued series A no par serial preferred stock consisted of 1,000,000 shares at March 28, 1999, March 29, 1998, and March 30, 1997.

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

Summarized information relative to the Company's stock incentive plans is as follows:

                                                              Average
                                           Shares              Price1
-------------------------------------------------------------------------------------
Outstanding at March 31, 1996             826,000              $22.31
  Granted                                 251,000               45.91
  Exercised                              (152,000)              19.19
  Expired or cancelled                    (20,000)              32.88
-------------------------------------------------------------------------------------
Outstanding at March 30, 1997             905,000               29.20
  Granted                                 419,000               59.46
  Exercised                              (231,000)              19.80
  Expired or cancelled                    (58,000)              43.89
-------------------------------------------------------------------------------------
Outstanding at March 29, 1998           1,035,000               42.81
  Granted                                 543,000               46.35
  Exercised                               (60,000)              24.74
  Expired or cancelled                   (104,000)              52.61
-------------------------------------------------------------------------------------
Outstanding at March 28, 1999           1,414,000              $44.21
-------------------------------------------------------------------------------------
Exercisable at March 30, 1997             393,000              $19.61
Exercisable at March 29, 1998             349,000              $25.84
Exercisable at March 28, 1999             503,000              $34.69
-------------------------------------------------------------------------------------

1 WEIGHTED AVERAGE EXERCISE PRICE.


The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2000 to fiscal 2009. At March 28, 1999, 1,729,000 stock incentive plan shares were available for future grants.

Summarized information about stock options outstanding and exercisable at March 28, 1999 is as follows:

                                       Outstanding                   Exercisable
-------------------------------------------------------------------------------------
Exercise Price                            Average    Average                Average
Range                       Shares         Life1      Price2      Shares     Price2
-------------------------------------------------------------------------------------
Under $15                    47,000          0.6      $11.58       47,000    $11.58
$15 to $30                  184,000          4.0       21.40      181,000     21.28
$30 to $45                  184,000          7.2       38.06      102,000     37.17
$45 to $60                  919,000          9.0       50.19      152,000     52.63
Over $60                     80,000          8.2       61.35       21,000     61.36
-------------------------------------------------------------------------------------
                          1,414,000          7.8      $44.21      503,000    $34.69
-------------------------------------------------------------------------------------

1 WEIGHTED AVERAGE CONTRACTUAL LIFE REMAINING IN YEARS.
2 WEIGHTED AVERAGE EXERCISE PRICE.

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

Disclosures required by Statement No. 123, "Accounting for Stock-Based Compensation", are as follows:

Fiscal                                 1999               1998             1997
-------------------------------------------------------------------------------------
Weighted average fair value
of grants:
  - Per option1                      $  11.54           $ 19.29          $ 15.10
  - Per purchase right1,2            $   9.34           $ 11.87          $ 10.64
Valuation assumptions:
  Risk-free interest rate                 4.5%              5.9%             6.3%
  Dividend yield                          0.6%              0.6%             0.6%
  Volatility                             29.6%             25.5%            25.5%
  Expected life (years)                     5                 5                5
Pro forma effects3
  Net income                         $100,300           $83,900          $55,900
  Net income per common
   share (basic)                     $   4.11           $  3.47          $  2.56
  Net income per common
   share (diluted)                   $   4.09           $  3.44          $  2.54
-------------------------------------------------------------------------------------

1 ESTIMATED USING BLACK-SCHOLES OPTION PRICING MODEL
2 PURCHASE RIGHTS GRANTED UNDER EMPLOYEE STOCK PURCHASE PLAN
3 NET INCOME IN THOUSANDS; PER-SHARE AMOUNTS IN DOLLARS

SHAREHOLDER RIGHTS PLAN

Effective December 3, 1998, PCC declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company to shareholders of record at the close of business on December 16, 1998. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, common stock of the Company (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right. If the rights become exercisable, and (i) PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

SEGMENT INFORMATION

In fiscal 1999, the Company adopted Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information", which revises reporting and disclosure requirements for operating segments. The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. The three segments, based on product lines, are Precision Alloy Products, Fluid Management Products and Industrial Products.

Precision Alloy Products

The Precision Alloy Products Segment includes PCC Structurals, Inc., PCC Airfoils, Inc. and Advanced Forming Technology, Inc. (AFT). PCC Structurals and PCC Airfoils manufacture investment castings for aircraft engine, industrial gas turbine (IGT), airframe, medical prostheses and other industrial applications. AFT manufactures metal-injection-molded, metal-matrix-composite, and Thixoformed-TM- components for a wide variety of applications.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses within PCC Flow Technologies, Inc. The businesses that comprise this segment manufacture an extensive range of fluid management products, including pumps for water and wastewater treatment, low pressure sewer systems, new construction, processing, energy, and other applications; valves for oil and gas, fuel distribution, food processing, severe services and other applications; and fluid measurement devices for water and wastewater processing and other applications.

Industrial Products

The Industrial Products segment includes PCC Specialty Products, Inc. and J&L Fiber Services. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools and gundrills, and manufactures machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive, and other machine tool applications. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry.

The following table summarizes segment information:

Fiscal                                      1999           1998           1997
------------------------------------------------------------------------------
Net sales
  Precision Alloy Products            $  961,400     $  877,400     $  691,400
  Fluid Management Products              306,400        260,600        161,800
  Industrial Products                    204,100        178,700        119,600
------------------------------------------------------------------------------
Consolidated net sales                $1,471,900     $1,316,700     $  972,800
------------------------------------------------------------------------------
Operating income
  Precision Alloy Products            $  147,000     $  130,100     $   92,000
  Fluid Management Products               33,800         34,900         18,700
  Industrial Products                     21,100         10,900         12,700
  Corporate expense                      (10,400)       (11,300)        (7,600)
------------------------------------------------------------------------------
    Operating income                     191,500        164,600        115,800
  Restructuring and other charges        (13,100)        (8,600)        (3,400)
  Interest expense, net                  (27,600)       (20,700)       (16,700)
------------------------------------------------------------------------------
Consolidated income before
 provision for income taxes           $  150,800     $  135,300     $   95,700
------------------------------------------------------------------------------
Total assets
  Precision Alloy Products            $  589,600     $  528,100     $  471,100
  Fluid Management Products              479,500        381,700        398,100
  Industrial Products                    332,900        305,600        191,800
  Corporate1                              47,600         59,200          9,100
------------------------------------------------------------------------------
Consolidated total assets             $1,449,600     $1,274,600     $1,070,100
------------------------------------------------------------------------------
Depreciation and amortization
 expense
  Precision Alloy Products            $   29,200     $   25,500     $   22,200
  Fluid Management Products               13,400         10,000          6,600
  Industrial Products                     10,100          7,700          6,200
  Corporate                                1,400            300            200
------------------------------------------------------------------------------
Consolidated depreciation and
 amortization expense                 $   54,100     $   43,500     $   35,200
------------------------------------------------------------------------------
Capital expenditures
  Precision Alloy Products            $   44,900     $   70,000     $   45,700
  Fluid Management Products               12,000          6,400          2,400
  Industrial Products                     17,900          6,400          3,900
  Corporate                                    -            100            800
------------------------------------------------------------------------------

Consolidated capital
 expenditures                         $   74,800     $   82,900     $   52,800
------------------------------------------------------------------------------

1 CORPORATE ASSETS CONSIST PRINCIPALLY OF CASH AND CASH EQUIVALENTS, DEFERRED
  INCOME TAXES AND OTHER ASSETS.

Precision Alloy Products had net sales to General Electric and Pratt & Whitney as follows:

Fiscal                        1999              1998              1997
-------------------------------------------------------------------------------
General Electric          $162,200          $159,200          $150,500
Pratt & Whitney           $139,800          $152,800          $125,200
-------------------------------------------------------------------------------

No other customer accounted for more than 10 percent of net sales.

Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Information concerning principal geographic areas is as follows:

Fiscal                        1999                1998                1997
-------------------------------------------------------------------------------
United States           $1,221,000          $1,106,600          $  842,800
Europe                     219,900             170,900             104,700
Other foreign               31,000              39,200              25,300
-------------------------------------------------------------------------------
  Net sales             $1,471,900          $1,316,700          $  972,800
-------------------------------------------------------------------------------
United States           $1,221,500          $1,096,900          $  924,400
Europe                     198,500             145,500             113,000
Other foreign               29,600              32,200              32,700
-------------------------------------------------------------------------------
  Total assets          $1,449,600          $1,274,600          $1,070,100
-------------------------------------------------------------------------------

SUBSEQUENT EVENTS

Subsequent to year end, through a wholly-owned subsidiary, PCC entered into a definitive agreement to acquire 100 percent of the stock of Wyman-Gordon Company in a cash tender offer valued at approximately $825,000, including the assumption of $104,000 of net debt. Upon completion of the tender offer and subsequent merger, Wyman-Gordon will become a wholly-owned subsidiary of the Company. The completion of the tender offer is conditioned upon the tender of at least two-thirds of the outstanding shares of Wyman-Gordon and certain other conditions, including compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Wyman-Gordon, headquartered in Grafton, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the IGT and energy markets.

The Company has also obtained committed bank facilities totaling $1,250,000 to finance the acquisition of the Wyman-Gordon Company and to refinance the Company's current facilities in conjunction with this acquisition. The facilities include a $550,000 term loan facility, a $300,000 interim term loan facility and a $400,000 revolving credit facility. Subsequent to closing of the acquisition, the Company is planning to issue $300,000 of medium-term debt securities, which will replace the interim term loan facility. In addition, a portion of the revolving credit facility will be used to finance a cash tender offer for Wyman-Gordon's 8% $150,000 Senior Notes due December 15, 2007. On June 4, 1999, the Company entered into a swap agreement to fix the borrowing rate on approximately 50 percent of the bank borrowing under the committed bank facilities. In addition, the Company entered into a hedge to fix the underlying 10 year Treasury rate for the $300,000 of medium-term debt securities to be issued.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of Precision Castparts Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, shareholders' investment and comprehensive income present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at March 28, 1999 and March 29, 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
Portland, Oregon
April 28, 1999

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

PricewaterhouseCoopers LLP, independent accountants, provide an objective, independent review of management's discharge of its obligation related to the fairness of reporting operating results and financial condition. PricewaterhouseCoopers LLP performs auditing procedures necessary in the circumstances to render an opinion on the financial statements contained in this report.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and the internal auditors to monitor the activities of each.


/s/ William C. McCormick                         /s/ William D. Larsson
----------------------------                    ---------------------------
Chairman and Chief                              Vice President and
Executive Officer                               Chief Financial
                                                Officer

Five-Year Summary of Selected Financial Data

The Selected Financial Data have been restated, as appropriate, to reflect the three-for-two stock split, effective August, 1994.

(Unaudited)
(In thousands, except employee and per share data)     1999            1998             1997             1996             1995
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                            $1,471,900      $1,316,700       $  972,800       $  556,800       $  436,400
Net income                                           $  103,300      $   86,100       $   56,500       $   41,100       $   29,000
Return on sales                                             7.0%            6.5%             5.8%             7.4%             6.6%
Return on beginning shareholders'
 investment                                                17.4%           17.1%            18.6%            15.9%            13.0%
Net income per common share (basic)                  $     4.23      $     3.56       $     2.59       $     2.02       $     1.45
Net income per common share (diluted)                $     4.22      $     3.53       $     2.57       $     2.00       $     1.44
Cash dividends declared per common share             $     0.24      $     0.24       $     0.24       $     0.24       $     0.22
Average shares of common stock
 outstanding                                             24,400          24,200           21,800           20,400           20,000
Working capital                                      $  252,300      $  246,000       $  205,200       $  125,800       $   89,900
Total assets                                         $1,449,600      $1,274,600       $1,070,100       $  450,500       $  406,700
Total debt                                           $  425,900      $  372,200       $  300,500       $   13,900       $   26,000
Total equity                                         $  697,400      $  595,300       $  504,400       $  303,100       $  258,400
Total debt as a percent of total debt
 and equity                                                37.9%           38.5%            37.3%             4.4%             9.1%
Book value per share                                 $    28.50      $    24.50       $    21.03       $    14.76       $    12.80
Capital expenditures                                 $   74,800      $   82,900       $   52,800       $   19,700       $   10,900
Number of employees                                      12,335          10,367            9,280            5,646            5,166
Number of shareholders of record                          3,800           3,715            2,267            2,327            2,480
----------------------------------------------------------------------------------------------------------------------------------

Quarterly Financial Information
(Unaudited)
(In thousands, except per share data)

------------------------------------------------------------------------------------------------
                                                           1999
                               1st Quarter       2nd Quarter       3rd Quarter       4th Quarter(2)
------------------------------------------------------------------------------------------------
Net sales                      $   370,000       $   363,400       $   361,200       $   377,300
Gross profit                   $    85,600       $    86,200       $    83,900       $    82,200
Net income                     $    24,400       $    25,300       $    25,700       $    27,900
Net income per
 common share(1):
        Basic                  $      1.00       $      1.05       $      1.05       $      1.14
        Diluted                $      1.00       $      1.03       $      1.05       $      1.14
Cash dividends per share       $      0.06       $      0.06       $      0.06       $      0.06
Common stock prices:
    High                       $     64.25       $     56.50       $     46.81       $     45.88
    Low                        $     51.38       $     37.00       $     32.63       $     34.13
    End                        $     53.00       $     42.00       $     40.88       $     38.31
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                               1998
                               1st Quarter       2nd Quarter       3rd Quarter       4th Quarter(3)
------------------------------------------------------------------------------------------------
Net sales                      $   317,000       $   318,100       $   326,400       $   355,200
Gross profit                   $    67,900       $    69,900       $    71,400       $    82,400
Net income                     $    19,500       $    20,700       $    21,600       $    24,300
Net income per
 common share(1):
        Basic                  $      0.81       $      0.86       $      0.89       $      1.00
        Diluted                $      0.80       $      0.86       $      0.88       $      0.99
Cash dividends per share       $      0.06       $      0.06       $      0.06       $      0.06
Common stock prices:
        High                   $     63.88       $     67.69       $     67.50       $     61.69
        Low                    $     51.00       $     59.63       $     57.00       $     47.63
        End                    $     60.00       $     66.75       $     58.75       $     57.50
------------------------------------------------------------------------------------------------

(1) Net income per common share is computed independently by quarter, so the four quarters may not sum to the amount for the year.

(2) During the fourth quarter of fiscal 1999, the Company recorded charges related to restructuring and other non-recurring items. The non-recurring charge related principally to the write-off of inventory, establishment of a provision for loss contracts and a product warranty dispute. The restructuring charge was principally established to provide for costs associated with the consolidation of operations within PCC Flow Technologies. The tax effected impact of these charges totaled $7,800, or $0.32 per share (diluted). Reduction in the Company's effective tax rate in the fourth quarter was principally due to a favorable resolution of an IRS tax issue, higher than anticipated tax benefits related to foreign sales, and reversal of reserves for state and foreign taxes no longer required. The impact of reduction in the effective tax rate increased earnings by $0.35 per share (diluted).

(3) During the fourth quarter of fiscal 1998, the Company recorded charges related to restructuring and other non-recurring items. The restructuring charge was principally established to provide for costs associated with the consolidation of operations within PCC Specialty Products. The non-recurring charge related principally to the write-off of inventory of the machine tool business of PCC Specialty Products. The tax effected impact of these charges totaled $6,100, or $0.25 per share (diluted). Reduction in the Company's effective tax rate in the fourth quarter was principally due to a revised estimates of tax benefits relating to higher than anticipated foreign sales in fiscal 1997 and 1998. The impact of reduction in the effective tax rate increased earnings by $0.25 per share (diluted).