Form 10-K, Exhibit 13
period 2000-04-02
PRECISION CASTPARTS CORP
filed 2000-06-28
CIK 79958

MANAGEMENT'S DISCUSSION AND ANALYSIS


Business overview

Fiscal 2000 posed a number of challenges for the Company. Reduced aerospace orders due to customer inventory reductions and lower engine build rates, continued soft market conditions in the oil and gas industry, and the negative impact of the Asian economic crisis all negatively impacted fiscal 2000 results. Helping to offset these unfavorable conditions were the completion of the Wyman-Gordon acquisition at the end of the third quarter of fiscal 2000, strong growth in the industrial gas turbine ("IGT") market, effective management of cost reduction and manufacturing process improvement programs and indications of an upturn in the Company's core markets during the fourth quarter.

Total sales for fiscal 2000 reached a record $1,673.7 million, an increase of 14 percent from fiscal 1999 sales of $1,471.9 million. The increase was primarily due to the acquisition of Wyman-Gordon, as well as several smaller acquisitions completed during the year. Excluding the fiscal 2000 acquisitions, revenues decreased by 3 percent from fiscal 1999. The decline in sales to the aerospace, oil and gas and general industrial markets was partially offset by the continued growth of sales to the industrial gas turbine ("IGT") market. Total IGT sales doubled from fiscal 1999 levels. Aerospace sales as a percent of total sales decreased from 51 percent in fiscal 1999 to 50 percent in fiscal 2000. The Company anticipates that the percentage of aerospace sales in fiscal 2001 will increase to approximately 53 percent due to a full year of results from Wyman-Gordon, coupled with modest growth in the Company's base aerospace businesses. Increases are also expected in the IGT and oil and gas markets. Over the past five years, total sales have increased at a compound annual growth rate of 31 percent.

Operating income before restructuring and other non-recurring charges for fiscal 2000 totaled $192.5 million, or 12 percent of sales, a $1.0 million increase from fiscal 1999's operating income before restructuring and other non-recurring charges of $191.5 million, or 13 percent of sales. The reduced sales level, coupled with pricing pressures principally in the Company's Fluid Management and Industrial Products segments, caused the lower margin as a percent of sales. Over the past five years, operating income before restructuring and other non-recurring charges has increased at a compound annual growth rate of 34 percent.

Fiscal 2000 net income of $85.3 million was 17 percent lower than fiscal 1999 earnings of $103.3 million and resulted in earnings per share of $3.47 (diluted), compared with $4.22 per share (diluted) last year.


Acquisition of businesses

The Company completed five acquisitions during fiscal 2000 which complemented existing business lines and provided access to new domestic and international markets. The Company completed its acquisition of the Wyman-Gordon Company in the third quarter of fiscal 2000. Headquartered in Grafton, Massachusetts, Wyman-Gordon is the market leader in high-quality, technologically advanced forgings for aircraft engine components and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the IGT and energy markets. Results for Wyman-Gordon are included in both the Investment Cast Products and Forged Products segments. The Company completed three additional acquisitions in the third quarter: Valtaco, Reiss Engineering and MMG. Valtaco, which has operations in Switzerland, Germany and the UK, and Reiss Engineering, located in the UK, both manufacture specialty quarter-turn valves. MMG, located in Houston, Texas, is a sales and distribution company that will operate as a channel for the Company's European valve products. MMG was renamed PCC Valves and Controls. All three acquisitions are included in the results of the Fluid Management Products segment since the date of acquisition. During the fourth quarter, the Company acquired Technova, headquartered in Switzerland, with additional operations in Germany and the U.S. Technova manufactures high-performance engineered plastic and polymer-lined valves for systems designed to handle corrosive and/or abrasive fluids and pure liquids. It is also included in the Fluid Management Products segment.

Subsequent to year end, the Company completed three additional acquisitions. Fastener Engineering Group of Rockford, Illinois, a designer and manufacturer of wire-processing equipment for the fastener industry, will be operated as part of the Industrial Products segment. ConVey Engineering, located in Germany, is a manufacturer of double-eccentric, heavy-duty valves. ConVey will be included in the Fluid Management Products segment. Most recently, the Company acquired Aero, the aerospace division of United Engineering Forgings, located in Lincoln, England. Aero, a manufacturer of aircraft engine discs, shafts and engine-mounting brackets, will be renamed Wyman-Gordon Lincoln and will be included in the operations of the Forged Products segment.

These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process, (ii) have strong growth prospects and higher operating margins than the Company's traditional product lines and (iii) have leading positions in established market niches.


Disposition of businesses

During the fourth quarter, the Company sold the Albany Titanium Business of Wyman-Gordon, as required under the FTC Consent Order, to the Ladish Company. Also during the fourth quarter, the Company sold Water Specialties to McCrometer, a division of Danaher Corporation, and sold Penberthy to Tyco International. Water Specialties and Penberthy were considered to be non-core to the Fluid Management Products segment. The three transactions, which were sold for an aggregate selling price of $59.3 million, subject to adjustment, resulted in a net break-even position for the Company.


Restructuring and other non-recurring charges

During the third quarter of fiscal 2000, the Company recorded pretax charges totaling $11.0 million related to restructuring and other non-recurring items. A restructuring charge of $7.6 million was established principally for severance and other costs associated with the consolidation and downsizing of operations within the Industrial Products segment. The other non-recurring charges principally provided for the write-down of fixed assets and inventory in the Investment Cast Products segment and the Industrial Products segment as a result of the restructuring efforts. Partially offsetting these charges were favorable adjustments related to the final disposition of issues previously charged to the provision for restructuring and other non-recurring charges. The tax effected impact of these charges totaled $6.4 million or $0.26 per share.


Other income

The results for the year included other income of $4.2 million, or $0.10 per share, that reflected the benefit realized from the termination of a portion of an interest rate hedge that was entered into in anticipation of the Company's issuance of $200.0 million of 8.75% Notes due 2005, issued under Rule 144A with registration rights, during the fourth quarter.


Outlook

The Company is expecting fiscal 2001 results will benefit from a full-year of Wyman-Gordon operations as well as the other acquisitions completed during fiscal 2000 and the first quarter of fiscal 2001. The Company is also expecting modest internal growth resulting from strong demand for its IGT products and anticipated strengthening of its key aerospace, fluid management and industrial markets. The Company also expects to benefit from cost cutting and manufacturing improvements made during fiscal 2000.


Financial results by segment

The Company reports its financial results by segment in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. With the acquisition of Wyman-Gordon, PCC has reorganized the Company's business segments along its four major product lines. Financial results are now reported in the following four segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products. Operating income amounts discussed below exclude restructuring and other non-recurring charges.


Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Casting operations. These three businesses manufacture investment castings for aircraft engines, IGT engines, airframes, medical prostheses and other industrial applications.


Fiscal 2000 compared with fiscal 1999

Investment Cast Products reported fiscal 2000 sales of $970.8 million and operating income of $161.5 million. Fiscal 2000 sales increased 3 percent over last year's $942.1 million, and operating income improved by 9 percent over last year's $148.7 million. Revenue growth was largely due to the addition of Wyman-Gordon Castings at the end of the third quarter of fiscal 2000. Reductions caused by lower aircraft build rates and customer inventory adjustments were partially offset by substantially higher IGT sales. The operating profit improvement was due to improved margins on IGT products, coupled with increased cost reductions and synergies from the acquisition of Wyman-Gordon and effective cost management at PCC Structurals and PCC Airfoils.


Fiscal 1999 compared with fiscal 1998

Investment Cast Products reported fiscal 1999 sales of $942.1 million and operating income of $148.7 million. Fiscal 1999 sales increased 11 percent over the prior year's $850.8 million, and operating income improved by 16 percent over the prior year's $127.8 million. Revenue growth was largely due to the increased sales of replacement airfoils for commercial and military aircraft engines, production of new airframe components and continued expansion into the IGT market. Sales of aircraft engine components for original equipment applications began to fall in the latter part of the year as the aerospace cycle moved toward its peak. The higher operating income reflected leverage from the higher sales volume and improved operating performance at PCC Structurals.


Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon, which was acquired by the Company in the third quarter of fiscal 2000. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the oil and gas industry.


Fiscal 2000 compared with fiscal 1999

Forged Products sales totaled $192.1 million for the year, with operating income of $24.4 million. The fiscal 2000 results reflect five weeks of the third quarter and all of the fourth quarter. The segment benefited from increased orders for aircraft engine and airframe components and strong IGT demand. Significant cost savings from synergies and productivity improvements have contributed to higher profit margins versus historical levels.


Fiscal 1999 compared with fiscal 1998

The Forged Product segment was not a part of the Company in fiscal 1999 or 1998.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products under various brand names, which include PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy and other applications; E/One for low-pressure sewer systems; and Newmans, General, TBV, Techno, Barber, OIC, Sterom, Reiss and Technova valves for oil and gas, fuel distribution, food processing, severe services and other applications.


Fiscal 2000 compared with fiscal 1999

Fiscal 2000 sales for Fluid Management Products were $291.6 million, as compared to $306.4 million in fiscal 1999, a decrease of 5 percent. The segment's operating income also dropped from $33.8 million in fiscal 1999 to $13.5 million in fiscal 2000. The declines were largely due to the continued negative impact of depressed economic conditions in the oil and gas industry. In addition, the segment incurred costs associated with the redesign and consolidation of product lines, realignment of its European operations and development of more competitive manufacturing processes. New and redesigned products, broader distribution, higher productivity and indications of improving market conditions should contribute to stronger results in fiscal 2001.


Fiscal 1999 compared with fiscal 1998

Fiscal 1999 sales for Fluid Management Products totaled $306.4 million, as compared to $260.6 million in fiscal 1998, an increase of 18 percent. The segment's operating income, however, saw some deterioration, falling to $33.8 million from the prior year's $34.9 million. The Fluid Management Products segment experienced the effect of lower oil prices worldwide, which dramatically affected sales of its Barber Industries' wellhead equipment and its Newmans valve product line, both domestically and internationally. In addition, the softness in the chemical and petrochemical industries negatively impacted the stainless steel product line. The decline in these markets not only caused a substantial reduction in orders, but also increased competitive pricing pressures, which adversely affected normal margin opportunities during fiscal 1999.


Industrial Products

The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services and Advanced Forming Technology ("AFT"). PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other general industrial applications. The tooling business includes product lines manufactured by Reed-Rico-Registered Trademark-, Astro Punch-Registered Trademark- and Eldorado. The machines business includes product lines manufactured by PCC Olofsson, PCC Pittler, Reed-Rico-Registered Trademark- and Eldorado. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry. AFT manufactures metal-injection-molded, metal-matrix-composite and Thixoformed-TM- components for numerous industrial applications.


Fiscal 2000 compared with fiscal 1999

The Industrial Products segment's sales decreased by 2 percent, from $223.4 million in fiscal 1999 to $219.2 million in fiscal 2000, and its operating income decreased by $9.7 million, from $19.4 million to $9.7 million. The segment's sales decline was principally due to reductions in Europe as a result of competition from lower priced Asian products and due to lower domestic sales resulting from inventory reduction efforts in the automotive sector. Partially offsetting these declines were higher sales levels within all of the operating units at AFT and modest market improvements during the fourth quarter of fiscal 2000. Operating income was negatively impacted by the sales declines, downward pricing pressure associated with the depressed market conditions and difficulties at PCC Pittler. Restructuring efforts were implemented during fiscal 2000 at several of the segment's operations to provide for more efficient and cost-effective manufacturing. The restructuring will benefit fiscal 2001 and beyond.


Fiscal 1999 compared with fiscal 1998

The Industrial Products segment's sales increased by 9 percent, from $205.3 million in fiscal 1998 to $223.4 million in fiscal 1999, and its operating income increased by 47 percent, from $13.2 million to $19.4 million. The significant increase in sales and operating income was due to a full year's results from the acquisition of J&L Fiber Services in the third quarter of fiscal 1998. Partially offsetting this growth was the decline of AFT sales of metal-injection-molded parts because of slower than expected qualifications for automotive customers and substantially lower demand for electronic components. Operating income was positively impacted by the higher sales levels coupled with improved manufacturing performance at Reed-Rico-Registered Trademark-.


Interest and taxes

Net interest expense in fiscal 2000 was $47.1 million, as compared with $27.6 million in fiscal 1999. The higher expense reflects higher debt levels as a result of borrowings to fund the fiscal 2000 acquisitions and debt assumed in connection with those acquisitions.

The effective tax rate for the year was 38 percent, compared with 32 percent in the prior year. The increase in the rate was due to the favorable impact of tax benefits recognized in the third and fourth quarters of fiscal 1999, relating to favorable resolution of an IRS tax issue, higher than anticipated tax benefits associated with international sales and reversal of reserves for state and foreign taxes no longer required. The Company's fiscal 1999 normalized tax rate prior to the above reductions was 38 percent.


Liquidity and capital resources

Total capitalization at April 2, 2000, was $1,842.1 million, consisting of $1,068.2 million of debt and $773.9 million of equity. The debt-to-capitalization ratio was 58 percent compared with 38 percent at the end of the prior fiscal year.

Cash requirements for the year included $675.0 million for acquisitions, $49.3 million for capital expenditures and $5.9 million for dividends. These requirements were funded from cash generated by earnings of $142.6 million, $66.1 million from divestitures and other investing activities, $37.4 million of working capital reductions and $3.9 million from the sale of common stock through the employee stock purchase plan and stock option exercises. The cash shortfall was funded from $489.8 million of net borrowings, resulting in a net increase to cash of $2.8 million from the fiscal 1999 ending balance. A committed line of credit entered into during fiscal 2000 facilitated borrowings during the year.

Capital spending in fiscal 2000 of $49.3 million principally provided for increased IGT capacity in the Investment Cast Products segment, renovation of manufacturing lines in the Fluid Management Products segment and expanded manufacturing facilities at J&L Fiber Services for its screen cylinder line and for better access to the eastern U.S. market. Fiscal 2001's capital spending, which is expected to be at least 50 percent higher than fiscal 2000's, principally will provide for further capacity expansion at both the Investment Cast Products and Forged Products segments, installation of computer systems at the Company's Houston operations, as well as for other normal requirements to maintain production, provide for cost reductions and maintain safety.

During fiscal 2000, the Company entered into bank credit agreements totaling $1.25 billion to finance the acquisition of Wyman-Gordon, to finance a cash tender offer for Wyman-Gordon's $150.0 million of 8% Senior Notes due December 15, 2007, and to refinance the Company's current bank credit facilities in connection with this acquisition. These credit agreements included a $550.0 million term loan facility, a $400.0 million revolving credit facility and a $300.0 million interim term loan facility. During the third quarter, the Company replaced $150.0 million of the term loan facility with a $150.0 million Receivable Facility. During the fourth quarter, the Company repaid the interim term loan facility by issuing

$200.0 million of 8.75% Notes due 2005, issued under Rule 144A with registration rights ("the Notes"), and issuing commercial paper. Subsequent to the Company's fiscal year end, the Notes were exchanged for 8.75% Notes due 2005, as registered under the Securities Act of 1933, as amended. The new bank credit agreements contain various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. Borrowing capacity under the Company's bank credit agreements was $236.3 million at fiscal year end. At fiscal year end, the Company had an outstanding interest rate swap which fixed the interest rate at 6.5% on $425.0 million of floating rate debt.

Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash balances, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities or the issuance of equity instruments.

Recently issued accounting standards

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 is not expected to have a material impact on the Company's consolidated financial statements. This Statement is effective for fiscal years beginning after June 15, 2000. The Company will adopt this accounting standard as required by fiscal 2002. In December 1999, Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements ("SAB101") was released. This bulletin provides new revenue recognition guidelines and outlines the characteristics of a transaction that preclude revenue recognition, even where title to the product has passed to the buyer. SAB 101 is not expected to have a material impact on the Company's consolidated financial statements. The SAB is effective for fiscal years beginning after December 15, 1999. The Company will incorporate the new guidelines as required at the end of the first quarter of fiscal 2001.

Year 2000 update

The Company began addressing the Year 2000 (Y2K) issue in November 1997, with the development of a standardized Year 2000 Plan format that included the following components:
1)       Inventory of all computing assets (both hardware and software);
2)       Assessment of Y2K compliance for all systems;
3) Determination of solutions for non-compliant systems and development of a project schedule for non-compliant systems, and
4) Contact with significant suppliers to determine the sufficiency of their Year 2000 plans.

The total project identified 113 systems that required Y2K upgrades. As of December 31, 1999, all significant upgrades had been completed. The Company did not experience any material disruptions as a result of Y2K issues.

The total cost associated with the modifications and replacement of systems to become Year 2000 compliant was not material to the Company's financial position. The total cost was $5.4 million, which included $3.6 million to replace systems and $1.8 million to upgrade or modify existing systems, and included $2.0 million for systems that, although not Year 2000 compliant, would have been replaced for other reasons by Year 2000 or shortly thereafter. All costs associated with these projects were provided for from existing operating budgets and were funded through operating cash flow.

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

CONSOLIDATED STATEMENTS OF INCOME
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

                                                                 Fiscal Years Ended
                                                -------------------------------------------------------
(In millions, except per share data)          April 2, 2000     March 28, 1999     March 29, 1998
-------------------------------------------------------------------------------------------------------
Net sales                                         $ 1,673.7          $ 1,471.9          $ 1,316.7
Cost of goods sold                                  1,305.0            1,134.0            1,025.1
Provision for restructuring and other                  11.0               13.1                8.6
Selling and administrative expenses                   176.2              146.4              127.0
Other income                                            4.2                -                  -
Interest expense, net                                  47.1               27.6               20.7
-------------------------------------------------------------------------------------------------------

Income before provision for income taxes              138.6              150.8              135.3
Provision for income taxes                             53.3               47.5               49.2
-------------------------------------------------------------------------------------------------------

Net income                                        $    85.3          $   103.3          $    86.1
-------------------------------------------------------------------------------------------------------

Net income per common share (basic)               $    3.48          $    4.23          $    3.56
Net income per common share (diluted)             $    3.47          $    4.22          $    3.53
-------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 14 through 28.

CONSOLIDATED BALANCE SHEETS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

(In millions, except share data)                                                   April 2, 2000       March 28, 1999
------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                          $     17.6           $     14.8
   Receivables, net of reserves of $9.5 in 2000 and $3.4 in 1999                           330.7                255.1
   Inventories                                                                             337.3                253.6
   Prepaid expenses                                                                         23.7                  7.3
   Deferred income taxes                                                                    42.6                 26.1
------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                  751.9                556.9
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                                     27.1                 16.5
   Buildings and improvements                                                              226.3                111.8
   Machinery and equipment                                                                 468.5                400.3
   Construction in progress                                                                 41.9                 34.0
------------------------------------------------------------------------------------------------------------------------
                                                                                           763.8                562.6
   Less - accumulated depreciation                                                        (264.5)              (231.2)
------------------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                                     499.3                331.4
------------------------------------------------------------------------------------------------------------------------
Goodwill, net of accumulated amortization of $50.4 in 2000 and $34.0 in 1999             1,059.6                525.9
Deferred income taxes                                                                       33.9                  -
Other assets                                                                                71.0                 35.4
------------------------------------------------------------------------------------------------------------------------

                                                                                      $  2,415.7           $  1,449.6
------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Investment
------------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                              $    143.5           $     17.2
   Long-term debt currently due                                                             40.2                 39.0
   Accounts payable                                                                        152.8                102.1
   Accrued liabilities                                                                     212.3                137.1
   Income taxes payable                                                                     42.7                  9.2
------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                             591.5                304.6
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             884.5                369.7
Deferred income taxes                                                                        -                   25.1
Pension and other postretirement benefit obligations                                       113.9                 39.2
Other long-term liabilities                                                                 51.9                 13.6


                                       9

Shareholders' investment:
   Common stock, $1 stated value, authorized - 100,000,000 shares;
   issued and outstanding 2000 - 24,643,948 and 1999 - 24,465,910 shares                    24.6                 24.5
   Paid-in capital                                                                         182.2                178.4
   Retained earnings                                                                       576.5                497.1
   Cumulative translation adjustments                                                       (9.4)                (2.6)
------------------------------------------------------------------------------------------------------------------------
     Total shareholders' investment                                                        773.9                697.4
------------------------------------------------------------------------------------------------------------------------
                                                                                      $  2,415.7           $  1,449.6
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 14 through 28

CONSOLIDATED STATEMENTS OF CASH FLOWS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

                                                                                                Fiscal Years Ended
                                                                                -------------------------------------------------
(In millions)                                                                   April 2, 2000   March 28, 1999    March 29, 1998
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                        $   85.3         $  103.3         $   86.1
   Non-cash items included in income:
     Depreciation and amortization                                                       74.2             54.1             43.5
     Deferred income taxes                                                              (16.9)             7.5              4.1
   Changes in operating working capital, excluding effects of acquisitions:
     Receivables                                                                         44.9            (40.9)           (16.1)
     Inventories                                                                         15.7             (9.5)            19.1
     Payables, accruals and current taxes                                               (17.3)           (14.4)            16.5
   Other                                                                                 (5.9)            (9.3)            (5.7)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                        180.0             90.8            147.5
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisitions of businesses                                                          (675.0)           (77.7)          (139.1)
   Capital expenditures                                                                 (49.3)           (74.8)           (82.9)
   Dispositions of businesses and other                                                  66.1              0.5             16.3
---------------------------------------------------------------------------------------------------------------------------------
       Net cash used by investing activities                                           (658.2)          (152.0)          (205.7)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of long-term debt                                                           612.3             61.7            247.7
   Repayment of long-term debt                                                         (247.4)           (25.8)          (160.1)
   Net increase (decrease) in short-term borrowings                                     124.9             16.3            (18.5)
   Common stock issued                                                                    3.9              6.2             11.9
   Cash dividends                                                                        (5.9)            (5.9)            (5.8)
   Other                                                                                 (6.8)            (1.5)            (2.1)
---------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                        481.0             51.0             73.1
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      2.8            (10.2)            14.9
Cash and cash equivalents at beginning of year                                           14.8             25.0             10.1
---------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                             $   17.6         $   14.8         $   25.0
---------------------------------------------------------------------------------------------------------------------------------

Cash paid during the year for:
   Interest                                                                          $   44.5         $   27.7         $   21.9
   Income taxes, net of refunds received                                             $   31.9         $   57.9         $   30.1
---------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements on pages 14 through 28.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
PRECISION CASTPARTS CORP. AND SUBSIDIARIES



                                                         Common Stock                                                 Cumulative
                                                          Outstanding                 Paid-in         Retained       Translation
(In millions)                                       Shares           Amount           Capital         Earnings       Adjustments
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 30, 1997                            24.0      $       24.0      $     160.8       $     319.4      $        0.2
   Net income                                         -                 -                -                86.1               -
   Cash dividends                                     -                 -                -                (5.8)              -
   Common stock issued                                0.3               0.3             11.6               -                 -
   Translation adjustments                            -                 -                -                 -                (1.3)
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 29, 1998                            24.3              24.3            172.4             399.7              (1.1)
   Net income                                         -                 -                -               103.3               -
   Cash dividends                                     -                 -                -                (5.9)              -
   Common stock issued                                0.2               0.2              6.0               -                 -
   Translation adjustments                            -                 -                -                 -                (1.5)
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 28, 1999                            24.5              24.5            178.4             497.1              (2.6)
   Net income                                         -                 -                -                85.3               -
   Cash dividends                                     -                 -                -                (5.9)              -
   Common stock issued                                0.1               0.1              3.8               -                 -
   Translation adjustments                            -                 -                -                 -                (6.8)
----------------------------------------------------------------------------------------------------------------------------------

Balance at April 2, 2000                             24.6      $       24.6      $     182.2       $     576.5      $       (9.4)
----------------------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements on pages 14 through 28.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
PRECISION CASTPARTS CORP. AND SUBSIDIARIES


                                                                                                Fiscal Years Ended
                                                                                --------------------------------------------------
(In millions)                                                                   April 2, 2000   March 28, 1999    March 29, 1998
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $      85.3       $     103.3      $       86.1
Other comprehensive loss:
     Foreign currency translation adjustments                                           (6.8)             (1.5)             (1.3)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                       $      78.5       $     101.8      $       84.8
----------------------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements on pages 14 through 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except option share and per share data)

Summary of significant accounting policies:

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

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

Valuation of inventories

The LIFO inventory cost method is utilized for work in process and metal inventories at a significant number of the Company's operations. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead. Inventories valued at current replacement cost would have been $1.0 million, $2.4 million and $4.0 million higher than those reported at April 2, 2000, March 28, 1999, and March 29, 1998, respectively. PCC uses the single pool dollar value method for computing LIFO inventories; therefore, it is not possible to present the breakdown of inventories between work in process and raw materials.

Depreciation and capitalization

Depreciation of plant and equipment is computed on the straight-line or declining balance method based on the estimated service lives. Estimated lives used are 20-30 years for buildings and improvements and 5-15 years for machinery and equipment.

Additions are recorded at cost. Expenditures for maintenance, repairs and minor improvements are charged to expense. Major improvements and additions are added to the property accounts. When property is sold or retired, the cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in income.

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

As discussed in the "FINANCING ARRANGEMENTS" note, the Company was committed to an interest rate swap on floating debt at April 2, 2000. Other immaterial instruments in place at year end included hedges to cover exposures related to foreign currencies and raw materials used in certain of the Company's facilities. At April 2, 2000, and March 28,

1999, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

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

Revenue recognition

The Company recognizes revenues when product is shipped, or when title passes to the customer.

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

Foreign currency translation

Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of shareholders' investment, except for those associated with highly inflationary countries, which are reported directly in the consolidated statements of income.

Acquisitions and dispositions of businesses

Acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates. All of the acquisitions were cash transactions. Pro forma information is required for the fiscal 2000 Wyman-Gordon acquisition.

Fiscal 2000

During the third quarter, PCC purchased 98% of the outstanding shares of common stock of Wyman-Gordon Company ("Wyman-Gordon") pursuant to a cash tender offer. PCC acquired the remaining outstanding shares of common stock of Wyman-Gordon pursuant to a merger on January 12, 2000. The transaction, financed from borrowings under Credit Agreements with Bank of America, N.A., as Agent, was valued at approximately $784.0 million, reflecting shares acquired in the tender offer and merger at $20 per share ($731.0 million), PCC's tender for and subsequent payment of Wyman-Gordon's 8% Senior Notes due 2007 ($150.0 million), less Wyman-Gordon's cash ($97.0 million). The transaction generated goodwill of approximately $571.0 million, which is being amortized on a straight-line basis over 40 years, subject to changes from pre-acquisition contingencies. Wyman-Gordon, headquartered in Grafton, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the IGT and energy markets. Wyman-Gordon's casting businesses operate as part of the Investment Cast Products segment, and the forging businesses comprise the Forged Products segment.

Pursuant to an FTC consent order regarding PCC's purchase of Wyman-Gordon, the large cast parts operation of Wyman-Gordon in Groton, Connecticut, was divested at the adjusted net book value recorded at the time of purchase of Wyman-Gordon. In addition, pursuant to the FTC consent order, PCC divested the titanium investment casting operation located in Albany, Oregon.

The following represents the pro forma results of the ongoing operations for PCC and Wyman-Gordon as though the acquisition of Wyman-Gordon had occurred at the beginning of the periods shown. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.


(Unaudited)                                      Apr. 2, 2000      Mar. 28, 1999
----------------------------------------------------------------------------------
Revenues                                          $   2,087.4        $   2,259.3
Net income                                        $      59.3        $      89.8
Earnings per share (basic)                        $      2.42        $      3.68
Earnings per share (diluted)                      $      2.41        $      3.67
----------------------------------------------------------------------------------

Also during the third quarter, PCC acquired the stock of Valtaco, which is headquartered in Switzerland. Valtaco manufactures quarter-turn, three-piece ball valves and sells these valves along with complementary valve products through subsidiaries in Switzerland, Germany and Scotland. The purchase price of $7.0 million generated $4.2 million of goodwill, which is being amortized on a straight-line basis over 40 years. Valtaco operates as part of the Fluid Management Products segment.

PCC also acquired the assets of Reiss Engineering, which is located in England, in the third quarter. Reiss manufactures quarter-turn knife gate valves and operates as part of the Fluid Management Products segment. The purchase price of $2.7 million generated $1.9 million of goodwill, which is being amortized on a straight-line basis over 40 years.

During the fourth quarter, PCC acquired the stock of Technova, headquartered in Switzerland, and its two subsidiaries. Technova manufactures high-performance engineered plastic or polymer lined valves for systems designed to handle corrosive and/or abrasive fluids and pure liquids. The subsidiaries are sales and distribution operations, which are located in Germany and the U.S. The purchase price of $14.0 million generated $8.0 million of goodwill, which is being amortized on a straight-line basis over 40 years. The Company also acquired a small U.S.-based distributor, MMG, for $0.3 million. Technova and MMG operate as part of the Fluid Management Products segment.

Fiscal 1999

During the first quarter, PCC acquired the stock of Environment/One Corporation ("E/One"), a manufacturer of highly engineered equipment for low-pressure sewer systems and other applications. The purchase price of $72.0 million resulted in $62.3 million of goodwill. E/One operates as part of the Fluid Management Products segment.

Also during the first quarter, PCC acquired the assets of TBV, a manufacturer of ball valves and pipeline instrumentation. The purchase price of $9.8 million resulted in $4.4 million of goodwill. TBV operates as part of the Fluid Management Products segment.

During the fourth quarter, PCC acquired 70 percent of the stock of Sterom S.A. ("Sterom"), a Romanian manufacturer of high-quality industrial valves and oilfield equipment for $1.6 million. As part of the transaction, PCC guaranteed investments for capital improvements, the payment of tax liabilities and environmental remediation efforts. The transaction generated goodwill of $6.5 million. Sterom operates as part of the Fluid Management Products segment. PCC acquired most of the remaining stock of Sterom during fiscal 2000.

Fiscal 1998

During the second quarter, PCC acquired certain assets of Pittler GmbH ("PCC Pittler") located in Germany. PCC Pittler is a manufacturer of computer-controlled metalworking machine systems that operates as part of the Industrial Products segment. The purchase price of $5.3 million yielded negative goodwill of $3.6 million.

During the third quarter, PCC acquired 100 percent of the stock of J&L Fiber Services ("J&L"). J&L is a manufacturer of refiner plates and screen cylinders for the pulp and paper industry. The purchase price of $109.4 million resulted in $78.8 million of goodwill. J&L operates as part of the Industrial Products segment.

During the fourth quarter, PCC acquired the assets of Schlosser Casting Company ("PCC Schlosser"). PCC Schlosser is a titanium investment casting foundry that operates as part of the Investment Cast Products segment. The purchase price of $19.4 million resulted in $11.7 million of goodwill. Also during the fourth quarter, PCC acquired the stock of Baronshire Engineering Limited ("Baronshire") located in Scotland, for $7.0 million including acquired debt. Baronshire, which manufactures stainless steel butterfly valves for the food and pharmaceutical industries, operates as part of the Fluid Management Products segment. The purchase price generated goodwill of $4.7 million.

Dispositions

During the fourth quarter of fiscal 2000, the Company sold the titanium castings operation of Wyman-Gordon, as required under the FTC Consent Order for $26.6 million. Prior to completing this transaction, the Company purchased the minority interest in the titanium casting operation from Titanum Metals Corporation (TIMET). Also during the fourth quarter, the Company sold the Water Specialties business for $12.7 million and the Penberthy business for $20.0 million. Water Specialties and Penberthy were considered to be non-core to the Fluid Management segment. These dispositions resulted in a net break-even position for the Company.

Provision for restructuring and other

During the third quarter of fiscal 2000, the Company recorded pretax charges totaling $11.0 million related to restructuring and other non-recurring items. Restructuring charges of $7.6 million related principally to severance and other exit costs associated with the downsizing of operations within the Industrial Products segment. The Company is in the process of downsizing its machine tool business in Langen, Germany, and has closed its machine tool and components business in West Branch, Michigan. The Company also closed its powdered metal processing plant located in Bad Axe, Michigan, during the third quarter of fiscal 2000, as well as completed several smaller restructuring efforts within the Industrial Products and Investment Cast Products segments. Non-recurring charges related principally to the write-down of fixed assets and inventory which was required as a result of the restructuring efforts in both the Industrial Products and Investment Cast Products segments. Partially offsetting these charges were the favorable disposition of issues previously charged to the provision for restructuring and other non-recurring charges, including settlement of a product warranty dispute and the sale of certain assets from a business shut-down prior to fiscal 2000. The tax effected impact of these charges totaled $6.4 million or $0.26 per share (diluted).

During the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $13.1 million related to restructuring and other non-recurring items. Non-recurring charges of $11.9 million related principally to the write-down of inventory, and establishment of provisions for loss contracts and a product warranty dispute. A restructuring charge was established for severance and other exit costs associated with the consolidation and downsizing of operations within PCC Flow Technologies. The tax effected impact of these charges totaled $7.8 million, or $0.32 per share (diluted). The restructuring efforts were substantially completed in fiscal 2000, and an immaterial reserve remains at April 2, 2000.

During the fourth quarter of fiscal 1998, a restructuring charge of $8.6 million was established principally for severance and other exit costs associated with the consolidation of operations within PCC Specialty Products. The Company also recorded certain non-recurring costs associated with the write-off of inventory related to the machine tool business of PCC Specialty Products. The tax effected impact of the provision totaled $6.1 million or $0.25 per share (diluted). In connection with these charges, the Company closed its machine tool manufacturing facility in Oscoda, Michigan, and consolidated operations into its West Branch, Michigan, facility. Tooling operations in Gaffney, South Carolina, and Santa Fe Springs, California, were relocated and consolidated into the header tooling facilities in Bristol, Rhode Island. In addition, the Company closed its tungsten carbide plant in Gainesville, Georgia, and consolidated those operations into its Duncan, South Carolina, facility. The restructuring efforts were substantially completed in fiscal 1999, and an immaterial reserve remained at March 28, 1999.

Other income

During the fourth quarter of fiscal 2000, the Company recorded $4.2 million of other income upon termination of a portion of an interest rate hedge which was entered into in anticipation of the Company's issuance of the 8.75% Notes.

Fair value of financial instruments

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

The fair value of long-term debt was estimated using the Company's year-end incremental borrowing rate for similar types of borrowing arrangements. The amounts reported in the consolidated balance sheets for long-term debt approximate fair value, except for the $150.0 million of 6.75% Notes which had a fair value of $130.1 million at April 2, 2000. The fair value of the interest rate protection related to the swap underlying $425.0 million of the Company's floating rate debt had a fair value of $2.1 million at April 2, 2000.

Concentration of credit risk

Approximately 51 percent of PCC's business activity in fiscal year 2000 was with companies in the aerospace industry. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Accrued liabilities

Accrued liabilities consisted of the following:

                                                                                      Apr. 2, 2000       Mar. 28, 1999
--------------------------------------------------------------------------------------------------------------------------
Salaries and wages payable                                                              $     67.1          $     63.0
Other accrued liabilities                                                                    145.2                74.1
--------------------------------------------------------------------------------------------------------------------------
                                                                                        $    212.3          $    137.1
--------------------------------------------------------------------------------------------------------------------------

Financing arrangements

Long-term debt is summarized as follows:

                                                                                      Apr. 2, 2000       Mar. 28, 1999
--------------------------------------------------------------------------------------------------------------------------
8.75% Notes due fiscal 2005, issued under
  Rule 144A with registration rights(1)                                                 $    200.0          $       --
6.75% Notes due fiscal 2008                                                                  150.0               150.0
Term Loan, 6.1% at April 2, 2000, 6.6% at March 28, 1999, payable quarterly in
  various amounts through fiscal 2006                                                        400.0                95.0
Commercial paper, 6.6% at April 2, 2000,
  5.1% rate at March 28, 1999                                                                164.0               151.7
Industrial Development Revenue Bonds
  and other, variable interest rates, 3.8% to
  5.4% at April 2, 2000, payable annually
  through fiscal 2002                                                                         10.7                12.0
--------------------------------------------------------------------------------------------------------------------------
                                                                                             924.7               408.7
   Less:  Long-term debt currently due                                                        40.2                39.0
--------------------------------------------------------------------------------------------------------------------------
                                                                                        $    884.5          $    369.7
--------------------------------------------------------------------------------------------------------------------------

(1)Subsequent to year end the 8.75% Notes were exchanged for 8.75% Notes due 2005 as registered under the Securities Act of 1933, as amended.

Long-term debt is payable as follows: $40.2 million in 2001, $60.6 million in 2002, $50.0 million in 2003, $80.0 million in 2004, $320.0 million in 2005 and
$373.9 million thereafter.

During the second quarter of fiscal 2000, the Company entered into bank credit agreements totaling $1.25 billion in connection with the acquisition of Wyman-Gordon. These agreements replaced the Company's prior bank credit facilities. One credit agreement ("Credit Agreement") included a $550.0 million term loan facility and a $400.0 million revolving credit facility which is used to back the Company's commercial paper program. The revolving credit facility is payable in fiscal 2006. The other credit agreement consisted of a $300.0 million interim term loan facility.

During the third quarter of fiscal 2000, the Company replaced $150.0 million of the term loan facility with a 364-day Credit and Security Agreement ("Receivable Facility"). The amount of borrowings allowable under the Receivable Facility is a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million. In the fourth quarter, the Company repaid the $300.0 million interim term loan facility by issuing $200.0 million of 8.75% Notes due 2005 ("8.75% Notes") and issuing commercial paper.

At April 2, 2000, the Credit Agreement totaled $800.0 million, of which $236.3 million was unused. Borrowings under the term loan and the revolving credit facility both include a margin based on the Company's credit ratings.

The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. The 6.75% Notes and 8.75% Notes also contain various standard financial covenants. The Company's debt agreements also contain cross default provisions. At April 2, 2000, the Company was in compliance with all restrictive provisions of its loan agreements.

At April 2, 2000, the Company had swapped $425.0 million of floating rate debt into fixed rate debt at 6.5%. This amount decreases by $25.0 million quarterly through November 2002. In connection with issuance of the 8.75% Notes, the Company hedged the underlying Treasury bond rate in June 1999 and realized a $5.6 million benefit on the hedge, which will be amortized over the life of the 8.75% Notes. The benefit resulted in an effective reduction of the coupon rate to 8.19%. An additional portion of the hedge was terminated before the bonds were sold, resulting in a $4.2 million gain which was included in "Other Income" in the fourth quarter of fiscal 2000.

Short-term borrowings at April 2, 2000 were $143.5 million under the Receivable Facility. At March 28, 1999 short-term borrowings which totaled $17.2 million consisted of foreign bank borrowings. The weighted average interest rate on short-term borrowings was 6.4% at April 2, 2000 and 5.7% at March 28, 1999.

Income taxes


Income before provision for income taxes was:

Fiscal                                                                    2000                 1999                 1998
----------------------------------------------------------------------------------------------------------------------------
Domestic                                                            $    129.6           $    130.3           $    104.1
Foreign                                                                    9.0                 20.5                 31.2
----------------------------------------------------------------------------------------------------------------------------
Total pretax income                                                 $    138.6           $    150.8           $    135.3
----------------------------------------------------------------------------------------------------------------------------

The provision for income taxes consisted of the following:

Fiscal                                                                    2000                 1999                 1998
----------------------------------------------------------------------------------------------------------------------------
Current taxes:
 Federal                                                            $     49.8           $     40.1           $     38.2
 Foreign                                                                   9.8                  6.9                  8.9
 State                                                                     7.6                  5.5                  7.0
----------------------------------------------------------------------------------------------------------------------------
                                                                          67.2                 52.5                 54.1


                                       19

Change in deferred income taxes                                          (13.9)                (5.0)                (4.9)
----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                          $     53.3           $     47.5           $     49.2
----------------------------------------------------------------------------------------------------------------------------

United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits.

Certain acquisitions yielded nondeductible goodwill which is reflected in the tax rate reconciliation below, and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

During the fourth quarter of fiscal 1999, the effective tax rate was significantly reduced from a normal rate of approximately 38% to 1% principally as a result of a favorable resolution of an IRS tax issue, tax benefits relating to higher than anticipated international sales and reversal of reserves for state and foreign taxes no longer required. The tax effected impact of the aforementioned items totaled $8.9 million or $0.35 per share (diluted).

During the fourth quarter of fiscal 1998, the effective tax rate was significantly reduced from a normal rate of approximately 40% to 24% as a result of revised estimates of tax benefits relating to higher than anticipated international sales in fiscal 1997 and 1998. In addition, higher state tax business incentives and other tax benefits contributed to the reduction in the quarter's effective tax rate. The tax effected impact of the aforementioned items totaled $6.1 million or $0.25 per share (diluted).


A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal                                                             2000             1999              1998
------------------------------------------------------------------------------------------------------------
Statutory federal rate                                              35%              35%               35%
Effect of:
 State taxes, net of federal benefit                                 3                3                 4
 Amortization of goodwill                                            4                2                 3
 Foreign Sales Corporation tax benefit                             (3)              (4)               (4)
 Resolution of an IRS tax issue                                      -              (2)                 -
 Reversal of state and foreign tax reserves
 reserves no longer required                                         -              (3)                 -
 Valuation allowance                                                 1                1               (2)
 Other, net                                                        (2)                -                 -
------------------------------------------------------------------------------------------------------------
Effective rate                                                      38%              32%               36%
------------------------------------------------------------------------------------------------------------

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

Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                         Apr. 2, 2000                      Mar. 28, 1999
------------------------------------------------------------------------------------------------------------
Deferred tax assets arising from:
 Expense accruals                                          $     82.7                     $         39.5
 Post-retirement benefits
  other than pensions                                            23.7                                3.9
 Tax loss carryforwards                                           9.7                                 --
 Tax credit carryforwards                                         4.0                                 --
 Inventory reserves                                               3.6                                5.1

 Foreign operations                                               0.5                                2.0
  Other                                                           1.3                                1.7
 Valuation allowances                                           (6.9)                              (2.7)
------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                       118.6                               49.5
------------------------------------------------------------------------------------------------------------
Deferred tax liabilities arising from:
  Depreciation/amortization                                      34.0                               32.2
  Inventory basis differences                                     5.9                               11.4
  Foreign operations                                              1.7                                3.3
  Other                                                           0.5                                1.6
------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                   42.1                               48.5
------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                     $     76.5                     $          1.0
------------------------------------------------------------------------------------------------------------

The Company has provided valuation allowances for domestic and foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

The Company reports earnings per share in accordance with Statement No. 128, "Earnings per Share". Basic earnings per share have been computed based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share also consider common shares issuable under an employee stock purchase plan and stock option plans.

Fiscal                            2000                            1999                               1998
-----------------------------------------------------------------------------------------------------------------------
                         Basic           Diluted           Basic           Diluted           Basic           Diluted
-----------------------------------------------------------------------------------------------------------------------
Net income              $  85.3          $  85.3          $ 103.3          $ 103.3          $  86.1          $  86.1
-----------------------------------------------------------------------------------------------------------------------
Average
 shares
 outstanding               24.5             24.5             24.4             24.4             24.2             24.2
Common
 shares
 issuable                   -                0.1              -                0.1              -                0.2
-----------------------------------------------------------------------------------------------------------------------
Average shares
 outstanding
 assuming
 dilution                  24.5             24.6             24.4             24.5             24.2             24.4
-----------------------------------------------------------------------------------------------------------------------
Net income
 per common
 share                  $  3.48          $  3.47          $  4.23          $  4.22          $  3.56          $  3.53
-----------------------------------------------------------------------------------------------------------------------

Pension and other postretirement benefit plans

The Company and its subsidiaries sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans generally are based on years of service and compensation. PCC's funding policy for the domestic plans is to satisfy the funding requirements of the Employee Retirement Income Security Act. PCC also provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements. The following information is provided for the plans discussed above.

                                                                                                  Other
                                                          Pension Benefits                 Postretirement Benefits
                                                   ----------------------------          ----------------------------
Fiscal                                                 2000               1999               2000               1999
-------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
 Beginning fair value of
  plan assets                                      $  166.8           $  156.9           $    0.6           $    0.3
 Actual return on plan assets                          31.1               14.6                -                  -
 Adjustment from curtailment                            -                  -                 (0.6)               -
Business acquisition                                  305.9                -                  -                  -
Business disposition                                   (2.3)               -                  -                  -
Company contributions                                   9.1                0.9                2.9                1.3
 Plan participants'
     contributions                                      2.3                0.7                -                  -
 Benefits paid                                        (10.2)              (6.3)              (2.9)              (1.0)
-------------------------------------------------------------------------------------------------------------------------
Ending fair value
     of plan assets                                $  502.7           $  166.8                -             $    0.6
-------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligations:
 Beginning projected benefit
   obligations                                     $  208.2           $  184.8           $   16.9           $   17.0
 Service cost                                          17.1                9.6                0.3                0.3
 Interest cost                                         20.7               13.2                1.4                1.2
 Plan participants'
   contributions                                        2.3                0.7                -                  -
 Amendments                                             0.3                1.2               (0.6)               -
 Curtailment gain                                       -                  -                 (2.6)               -
 Business acquisition                                 287.4                -                 50.8                -
 Business disposition                                  (1.9)               -                  -                  -
 Actuarial (gains) losses                             (46.3)               5.0               (3.0)              (0.6)
 Benefits paid                                        (10.2)              (6.3)              (2.9)              (1.0)
-------------------------------------------------------------------------------------------------------------------------
   Ending projected benefit
    obligations                                    $  477.6           $  208.2           $   60.3           $   16.9
-------------------------------------------------------------------------------------------------------------------------
Reconciliation to balance sheet amounts:
 Fair value of plan assets greater
  (less) than projected benefit
  obligations                                      $   25.1           $  (41.4)          $  (60.3)          $  (16.3)
 Unrecognized net (gain) loss                         (65.5)               4.4               (4.3)              (0.8)
 Unrecognized prior
  service cost                                         11.7               12.4               (0.6)               -
 Unrecognized net transition
  obligation (asset)                                    4.2               (1.1)               -                  -
-------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                           $  (24.5)          $  (25.7)          $  (65.2)          $  (17.1)
-------------------------------------------------------------------------------------------------------------------------

Amounts recognized in the balance sheets:
  Other assets                                     $   26.8                -                  -                  -
  Accrued liabilities                                  (2.3)              (3.3)              (0.3)              (0.3)
  Pension and postretirement
  benefit obligations                                 (49.0)             (22.4)             (64.9)             (16.8)
-------------------------------------------------------------------------------------------------------------------------
   Net amount recognized                           $  (24.5)          $  (25.7)          $  (65.2)          $  (17.1)
-------------------------------------------------------------------------------------------------------------------------

Other assets include $22.0 million of prepaid benefit cost and a $4.8 million intangible asset.

Assets of the pension plans are invested primarily in equities and fixed income investments.

Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

Fiscal                                                                            2000              1999
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation                                               $    (46.9)       $    (34.4)
Accumulated benefit obligation                                             $    (43.2)       $    (30.7)
Fair value of plan assets                                                  $     17.4        $     16.8
-----------------------------------------------------------------------------------------------------------

The assumptions used in determining the benefit obligations in 2000 and 1999 were as follows:

                                                                                        Other
                                                    Pension Benefits            Postretirement Benefits
                                                 ---------------------          -----------------------
Fiscal                                           2000             1999           2000            1999
-------------------------------------------------------------------------------------------------------
Discount rate                                    8.0%             7.0%           8.0%            7.0%
Expected return on plan assets                   9.0%             9.0%              -               -
Rate of compensation
 increase                                        5.0%             5.0%              -               -
-------------------------------------------------------------------------------------------------------

The health care cost trend rate to be used in fiscal 2001 is 5% and is expected to remain consistent thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                      1 percentage                          1 percentage
                                                     point increase                        point decrease
----------------------------------------------------------------------------------------------------------
Effect on total of service and interest
   cost components                                     $        0.2                         $      (0.2)
Effect on postretirement benefit obligation            $        4.4                         $      (3.9)
----------------------------------------------------------------------------------------------------------

The net cost for the Company's pension plans consisted of the following components:

Fiscal                                                           2000             1999              1998
----------------------------------------------------------------------------------------------------------
Service cost                                              $      17.1      $       9.6       $       7.1
Interest cost                                                    20.7             13.2              11.1
Expected return on plan assets                                  (22.4)           (14.0)            (12.1)
Other, net                                                        0.4              0.5              (0.3)
----------------------------------------------------------------------------------------------------------
Net pension cost                                          $      15.8      $       9.3       $       5.8
----------------------------------------------------------------------------------------------------------

The cost of postretirement benefits other than pensions consisted of the following components:

Fiscal                                                           2000             1999              1998
----------------------------------------------------------------------------------------------------------
Service cost                                              $       0.3      $       0.3       $       0.3
Interest cost                                                     1.4              1.2               1.2

Curtailment gain                                                (1.5)                -                 -
----------------------------------------------------------------------------------------------------------
Postretirement benefit cost                               $       0.2      $       1.5       $       1.5
----------------------------------------------------------------------------------------------------------

The cost of contributions to the Company's 401(k) savings plans was $7.1 million, $3.8 million and $0.8 million in 2000, 1999 and 1998, respectively.


Commitments and contingencies

Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits will have no material effect on PCC's consolidated financial position.

Shareholders' investment

Authorized shares of common stock without par value consisted of 100.0 million shares at April 2, 2000, March 28, 1999, and March 29, 1998. Authorized and unissued series A no par serial preferred stock consisted of 1.0 million shares at April 2, 2000, March 28, 1999, and March 29, 1998.

Stock-based compensation plans

PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. Awards under the officer and employee stock incentive plans are determined by the Compensation Committee of the Board of Directors. The time limit within which options may be exercised and other exercise terms are fixed by the Committee. The directors' plan grants options for 1,000 shares annually to each outside director. Option prices of the plans to date have been at the fair market value on the date of grant. Options become exercisable in installments from one to four years from the date of grant and generally expire seven to ten years from the date of grant.

Summarized information relative to the Company's stock incentive plans is as follows:

                                                                                 Average
                                                            Shares                Price(1)
------------------------------------------------------------------------------------------------
Outstanding at March 30, 1997                             905,000             $    29.20
Granted                                                   419,000                  59.46
Exercised                                                (231,000)                 19.80
Expired or cancelled                                      (58,000)                 43.89
------------------------------------------------------------------------------------------------
Outstanding at March 29, 1998                           1,035,000                  42.81
 Granted                                                  543,000                  46.35
 Exercised                                                (60,000)                 24.74
 Expired or cancelled                                    (104,000)                 52.61
------------------------------------------------------------------------------------------------
Outstanding at March 28, 1999                           1,414,000                  44.21
 Granted                                                  899,000                  27.99
 Exercised                                                (52,000)                 18.45
 Expired or cancelled                                    (137,000)                 48.23
------------------------------------------------------------------------------------------------
Outstanding at April 2, 2000                            2,124,000             $    37.71
------------------------------------------------------------------------------------------------
Exercisable at March 29, 1998                             349,000             $    25.84
Exercisable at March 28, 1999                             503,000             $    34.69
Exercisable at April 2, 2000                              698,000             $    40.54
------------------------------------------------------------------------------------------------

(1) Weighted average exercise price.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2001 to fiscal 2010. At April 2, 2000, 1,967,000 stock incentive plan shares were available for future grants.

Summarized information about stock options outstanding and exercisable at April 2, 2000, is as follows:

                                            Outstanding                                 Exercisable
                        -------------------------------------------------      ----------------------------
Exercise Price             Option            Average            Average         Option            Average
Range                      Shares              Life(1)           Price(2)       Shares             Price(2)
-----------------------------------------------------------------------------------------------------------
Under $15                  26,000                0.6          $  11.58          26,000          $  11.58
$15 to $30              1,007,000                8.6             26.62         157,000             21.24
$30 to $45                208,000                6.7             37.95         146,000             37.41
$45 to $60                812,000                8.0             50.14         334,000             50.94
Over $60                   71,000                7.2             61.42          35,000             61.42
-----------------------------------------------------------------------------------------------------------
                        2,124,000                8.0          $  37.71         698,000          $  40.54
-----------------------------------------------------------------------------------------------------------

(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

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

Disclosures required by Statement No. 123, "Accounting for Stock-Based Compensation", are as follows:

Fiscal                                                           2000             1999              1998
----------------------------------------------------------------------------------------------------------
Weighted average fair value of grants:
 - Per option(1)                                            $   10.46        $   11.54         $   19.29
 - Per purchase right(1,2)                                  $    7.23        $    9.34         $   11.87
Valuation assumptions:
  Risk-free interest rate                                         6.4%             4.5%              5.9%
  Dividend yield                                                  0.6%             0.6%              0.6%
  Volatility                                                     32.0%            29.6%             25.5%
  Expected life (years)                                             5                5                 5
Pro forma effects(3):
  Net income                                                $    81.7        $   100.3         $    83.9
  Net income per common
   share (basic)                                            $    3.33        $    4.11         $    3.47
  Net income per common
   share (diluted)                                          $    3.32        $    4.09         $    3.44
----------------------------------------------------------------------------------------------------------

(1) Estimated using Black-Scholes option pricing model
(2) Purchase rights granted under employee stock purchase plan
(3) Net income in millions; per-share amounts in dollars

Shareholder rights plan

Effective December 3, 1998, PCC declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company to shareholders of record at the close of business on December 16, 1998. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200 per share, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, common stock of the Company (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right. If the rights become exercisable, and (i) PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

Segment information

Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. With the acquisition of Wyman-Gordon, financial results are now reported in four segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Casting businesses. These three businesses manufacture investment castings for aircraft engine, industrial gas turbine (IGT), airframe, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment comprises all of the forging businesses of Wyman-Gordon. Aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the oil and gas industry.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products that include pumps for water and wastewater treatment, low-pressure sewer systems, new construction, processing, energy and other applications; and valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Industrial Products

The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services and Advanced Forming Technology (AFT). PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other machine tool applications. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry. AFT manufactures metal-injection-molded, metal-matrix-composite, and Thixoformed(TM) components for a wide variety of applications.

The following table summarizes segment information:

Fiscal                                       2000               1999               1998
---------------------------------------------------------------------------------------------
Net sales
Investment Cast Products                 $  970.8           $  942.1           $  850.8
Forged Products                             192.1                -                  -

Fluid Management Products                   291.6              306.4              260.6
Industrial Products                         219.2              223.4              205.3
---------------------------------------------------------------------------------------------
Consolidated net sales                   $1,673.7           $1,471.9           $1,316.7
---------------------------------------------------------------------------------------------
Segment operating income
Investment Cast Products                 $  161.5           $  148.7           $  127.8
Forged Products                              24.4                -                  -
Fluid Management Products                    13.5               33.8               34.9
Industrial Products                           9.7               19.4               13.2
Corporate expense                           (16.6)             (10.4)             (11.3)
---------------------------------------------------------------------------------------------
Operating income                            192.5              191.5              164.6
Restructuring and other charges             (11.0)             (13.1)              (8.6)
Other income                                  4.2                -                  -
Interest expense, net                       (47.1)             (27.6)             (20.7)
---------------------------------------------------------------------------------------------
Consolidated income before
 provision for income taxes              $  138.6           $  150.8           $  135.3
---------------------------------------------------------------------------------------------
Total assets
Investment Cast Products                 $  569.5           $  533.1           $  482.7
Forged Products                             700.6                -                  -
Fluid Management Products                   445.8              479.5              381.7
Industrial Products                         369.4              389.4              351.0
Corporate(1)                                330.4               47.6               59.2
---------------------------------------------------------------------------------------------
Consolidated total assets                $2,415.7           $1,449.6           $1,274.6
---------------------------------------------------------------------------------------------
Depreciation and amortization
 expense
Investment Cast Products                 $   30.8           $   26.6           $   23.6
Forged Products                              12.0                -                  -
Fluid Management Products                    14.2               13.4               10.0
Industrial Products                          14.8               12.7                9.6
Corporate                                     2.4                1.4                0.3
---------------------------------------------------------------------------------------------
Consolidated depreciation and
 amortization expense                    $   74.2           $   54.1           $   43.5
---------------------------------------------------------------------------------------------
Capital expenditures
Investment Cast Products                 $   23.8           $   33.1           $   54.5
Forged Products                               1.3                -                  -
Fluid Management Products                     9.8               12.0                6.4
Industrial Products                          13.8               29.7               21.9
Corporate                                     0.6                -                  0.1
---------------------------------------------------------------------------------------------
Consolidated capital
 expenditures                            $   49.3           $   74.8           $   82.9
---------------------------------------------------------------------------------------------

(1) Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.

The Investment Cast Products and Forged Products segments had net sales to General Electric and United Technologies as follows:

Fiscal                                                           2000             1999              1998
------------------------------------------------------------------------------------------------------------
General Electric                                           $    263.6       $    162.2        $    159.2
United Technologies                                        $    152.2       $    139.8        $    152.8
------------------------------------------------------------------------------------------------------------

The Forged Products segment represented $66.3 million and $9.6 million of the net sales to General Electric and United Technologies, respectively, in fiscal 2000. The remaining net sales to these two customers are attributable to the Investment Cast Products segment. No other customer accounted for more than 10 percent of net sales.

Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Information concerning principal geographic areas is as follows:

Fiscal                                                           2000             1999              1998
----------------------------------------------------------------------------------------------------------
United States                                              $  1,377.3        $ 1,221.0         $ 1,106.6
Europe                                                          273.9            219.9             170.9
Other foreign                                                    22.5             31.0              39.2
----------------------------------------------------------------------------------------------------------
Net sales                                                  $  1,673.7        $ 1,471.9         $ 1,316.7
----------------------------------------------------------------------------------------------------------
United States                                              $  2,045.6        $ 1,221.5         $ 1,096.9
Europe                                                          342.1            198.5             145.5
Other foreign                                                    28.0             29.6              32.2
----------------------------------------------------------------------------------------------------------
Total assets                                               $  2,415.7        $ 1,449.6         $ 1,274.6
----------------------------------------------------------------------------------------------------------

Subsequent events

Subsequent to year end, the Company completed three additional acquisitions. Fastener Engineering Group of Rockford, Illinois, a designer and manufacturer of wire-processing equipment for the fastener industry, will operate as part of the Industrial Products segment. ConVey Engineering ("ConVey"), located in Germany, is a manufacturer of double-eccentric, heavy-duty valves. ConVey will be included in the Fluid Management Products segment. Most recently, the Company acquired Aero, the aerospace division of United Engineering Forgings, located in Lincoln, England. Aero, a manufacturer of aircraft engine discs, shafts and engine-mounting brackets will be renamed Wyman-Gordon Lincoln and will be included in the operations of the Forged Products segment. The aggregate purchase price of the acquisitions was $40.1 million. All three cash transactions will be accounted for by the purchase method of accounting. The goodwill generated will be amortized on a straight-line basis over the estimated economic lives.

Also subsequent to the Company's fiscal year end, the 8.75% Notes due fiscal 2005 issued under Rule 144A with registration rights were exchanged for 8.75% Notes due 2005 as registered under the Securities Act of 1933, as amended.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Precision Castparts Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, shareholders' investment and comprehensive income present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at April 2, 2000 and March 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended April 2, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
May 3, 2000


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



/s/ William C. McCormick            /S/ William D. Larsson
------------------------            -----------------------
William C. McCormick                William D. Larsson
Chairman and Chief                  Vice President and
Executive Officer                   Chief Financial Officer

FIVE-YEAR SUMMARY OF
SELECTED FINANCIAL DATA


(Unaudited)

(In millions, except employee and per share data)          2000            1999            1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                            $  1,673.7      $  1,471.9      $  1,316.7      $    972.8      $    556.8
Net income                                           $     85.3      $    103.3      $     86.1      $     56.5      $     41.1
Return on sales                                             5.1%            7.0%            6.5%            5.8%            7.4%
Return on beginning shareholders' investment               12.2%           17.4%           17.1%           18.6%           15.9%
Net income per common share (basic)                  $     3.48      $     4.23      $     3.56      $     2.59      $     2.02
Net income per common share (diluted)                $     3.47      $     4.22      $     3.53      $     2.57      $     2.00
Cash dividends declared per common share             $     0.24      $     0.24      $     0.24      $     0.24      $     0.24
Average shares of common stock outstanding                 24.5            24.4            24.2            21.8            20.4
Working capital                                      $    160.4      $    252.3      $    246.0      $    205.2      $    125.8
Total assets                                         $  2,415.7      $  1,449.6      $  1,274.6      $  1,070.1      $    450.5
Total debt                                           $  1,068.2      $    425.9      $    372.2      $    300.5      $     13.9
Total equity                                         $    773.9      $    697.4      $    595.3      $    504.4      $    303.1
Total debt as a percent of total debt and equity           58.0%           37.9%           38.5%           37.3%            4.4%
Book value per share                                 $    31.46      $    28.50      $    24.50      $    21.03      $    14.76
Capital expenditures                                 $     49.3      $     74.8      $     82.9      $     52.8      $     19.7
Number of employees                                      13,090          12,335          10,367           9,280           5,646
Number of shareholders of record                          3,868           3,800           3,715           2,267           2,327

QUARTERLY FINANCIAL INFORMATION
(Unaudited)


(In millions, except per share data)

2000                                             1st Quarter         2nd Quarter        3rd Quarter(2)       4th Quarter(4)
----------------------------------------------------------------------------------------------------------------------------
Net sales                                         $    359.0          $    357.9          $    404.7          $    552.1
Gross profit                                      $     79.9          $     80.4          $     89.0          $    119.4
Net income                                        $     22.3          $     23.3          $     12.7          $     27.0
Net income per common share(1):
   Basic                                          $     0.91          $     0.95          $     0.52          $     1.10
   Diluted                                        $     0.91          $     0.95          $     0.52          $     1.09
Cash dividends per share                          $     0.06          $     0.06          $     0.06          $     0.06
Common stock prices:
   High                                           $    47.25          $    42.88          $    31.25          $    37.63
   Low                                            $    36.00          $    30.38          $    23.44          $    23.69
   End                                            $    42.38          $    31.06          $    27.63          $    36.50

1999                                             1st Quarter         2nd Quarter         3rd Quarter         4th Quarter(3)
----------------------------------------------------------------------------------------------------------------------------
Net sales                                         $    370.0          $    363.4          $    361.2          $    377.3
Gross profit                                      $     85.6          $     86.2          $     83.9          $     82.2
Net income                                        $     24.4          $     25.3          $     25.7          $     27.9
Net income per common share(1):
   Basic                                          $     1.00          $     1.05          $     1.05          $     1.14
   Diluted                                        $     1.00          $     1.03          $     1.05          $     1.14
Cash dividends per share                          $     0.06          $     0.06          $     0.06          $     0.06
Common stock prices:
   High                                           $    64.25          $    56.50          $    46.81          $    45.88
   Low                                            $    51.38          $    37.00          $    32.63          $    34.13
   End                                            $    53.00          $    42.00          $    40.88          $    38.31
----------------------------------------------------------------------------------------------------------------------------

(1) Net income per common share is computed independently by quarter, so the four quarters may not sum to the amount for the year.

(2) During the third quarter of fiscal 2000, the Company recorded charges related to restructuring and other non-recurring items. These charges principally provided for severance costs, lease terminations, and asset write-offs, partially offset by favorable disposition of issues previously charged to the provision for restructuring and other non-recurring charges. The tax effected impact of these charges totaled $6.4 million, or $0.26 per share.

(3) During the fourth quarter of fiscal 1999, the Company recorded charges related to restructuring and other non-recurring items. The non-recurring charge related principally to the write-off of inventory, establishment of a provision for loss contracts and a product warranty dispute. The restructuring charge was principally established to provide for costs associated with the consolidation of operations within PCC Flow Technologies. The tax effected impact of these charges totaled $7.8 million, or $0.32 per share (diluted). Reduction in the Company's effective tax rate in the fourth quarter was principally due to a favorable resolution of an IRS tax issue, higher than anticipated tax benefits related to foreign sales, and reversal of reserves for state and foreign taxes no longer required. The impact of reduction in the effective tax rate increased earnings by $0.35 per share (diluted).

(4) During the fourth quarter of fiscal 2000, the Company recorded other income related to the benefit realized upon the termination of a portion of an interest rate hedge in connection with the Company's issuance of $200.0 million of public debt securities.