Form 10-K, Exhibit 13
period 2001-04-01
PRECISION CASTPARTS CORP
filed 2001-06-12
CIK 79958

QuickLinks -- Click here to rapidly navigate through this document

MANAGEMENT'S DISCUSSION AND ANALYSIS
Precision Castparts Corp. and Subsidiaries

Business overview

    Fiscal 2001 was an excellent year for the Company. Record sales and earnings were achieved as a result of strong market conditions in the Company's Aerospace and Power Generation markets, and due to effective management of cost reduction and process improvement initiatives and the successful integration of the Wyman-Gordon acquisition, which realized significantly higher operating synergies during fiscal 2001. Partially offsetting these positive results were unfavorable economic conditions in the Machine Tool, Oil & Gas and Other Energy, and Pulp and Paper markets.

    Total sales for fiscal 2001 reached a record $2,326.3 million, an increase of $652.6 million, or 39 percent from fiscal 2000 sales of $1,673.7 million. The increase was primarily due to a full year of results from Wyman-Gordon, as well as five smaller acquisitions completed during fiscal 2001. The Company also experienced substantial growth in the Investment Cast Products segment due to strong demand from the Power Generation market, coupled with solid growth in aerospace sales. Power generation sales almost doubled from fiscal 2000 levels, increasing from 15 percent of total sales in fiscal 2000 to 21 percent in fiscal 2001. Aerospace sales as a percent of total sales increased from 50 percent in fiscal 2000 to 54 percent in fiscal 2001. The increase was due to a robust aerospace market, coupled with the impact of a full year of results from Wyman-Gordon. The Company anticipates that the Aerospace market will grow moderately in fiscal 2002, although the percentage of aerospace sales to total sales in fiscal 2002 will decrease to approximately 51 percent due to the impact of the rapidly growing Power Generation market. Increases are also expected in the Oil & Gas and Other Energy market and the General Industrial market. Over the past five years, total sales have increased at a compound annual growth rate of 32 percent.

    Operating income before restructuring and other non-recurring charges for fiscal 2001 totaled $299.0 million, or 13 percent of sales, a $106.5 million increase from fiscal 2000's operating income before restructuring and other non-recurring charges of $192.5 million, or 12 percent of sales. The increase in operating profit was due to higher margins contributed by a full year of results from the Wyman-Gordon acquisition as well as excellent results in the Investment Cast Products and Forged Products segments. Partially offsetting these improvements were lower profits in both the Fluid Management Products and Industrial Products segments, primarily due to the impact of soft market conditions. Over the past five years, operating income before restructuring and other non-recurring charges has increased at a compound annual growth rate of 36 percent.

    Fiscal 2001 net income of $124.9 million was 46 percent higher than fiscal 2000 earnings of $85.3 million, and resulted in earnings per share of $2.45 (diluted), up 42 percent from the $1.73 per share (diluted) achieved last year. Excluding restructuring and other non-recurring charges, earnings per share were $2.58 in fiscal 2001.

Acquisitions of Businesses

    The Company completed five acquisitions during fiscal 2001, which complemented existing business lines and provided access to new domestic and international markets.

    The Company completed the following three acquisitions during the first quarter. Fastener Engineers Group, of Rockford, Illinois, a designer and manufacturer of wire-processing equipment, is operated as part of the Industrial Products segment. ConVey Engineering, located in Germany, is a manufacturer of double-eccentric heavy-duty valves and is included in the operations of the Fluid Management Products segment. Aero, which was the aerospace division of United Engineering Forgings located in Lincoln, England, manufactures forged aircraft engine discs, shafts and engine-mounting brackets. Aero has been renamed Wyman-Gordon Lincoln and is included in the operations of the Forged Products segment.

    The Company completed the following two acquisitions during the third quarter. Wouter Witzel, which is located in the Netherlands, the United Kingdom and Germany, is a manufacturer of double-flanged and wafer butterfly valves. Wouter Witzel is operated as part of the Fluid Management Products segment. The Drop Dies and Forgings Company, which is located in Cleveland, Ohio, was renamed Wyman-Gordon Cleveland. Wyman-Gordon Cleveland is a manufacturer of both ferrous and non-ferrous forgings, and is included in the operations of the Forged Products segment.

    These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process, (ii) have strong growth prospects and (iii) have leading positions in established market niches.

Disposition of Businesses

    During the third quarter of fiscal 2001, the Company sold the assets of Scaled Composites, Inc. for $6.0 million. Scaled Composites was acquired as part of the acquisition of Wyman-Gordon and had been classified as an asset-held-for-sale. The disposition generated no gain or loss for the Company.

    During the fourth quarter of fiscal 2001, the Company sold PCC Pittler. PCC Pittler was considered non-core to the Industrial Products segment and was sold for approximately $14.4 million, resulting in a net break-even position for the Company.

Restructuring and other non-recurring charges

    During the third quarter of fiscal 2001, PCC recorded pre-tax charges of $9.4 million related to restructuring and other non-recurring items. A restructuring charge of $8.7 million was established for the write-off of the Company's investment in a joint venture in India ($4.8 million), as well as for severance costs ($3.5 million) and other exit costs ($0.4 million) associated with the closure of a small aerospace repair operation within the Investment Cast Products segment and the repositioning of personnel from Scotland to a new machining plant in the Czech Republic within the Forged Products segment. The other non-recurring charges principally provided for the write-down of assets related to the actions described above. The tax-effected impact of these charges totaled $6.4 million or $0.13 per share (diluted).

Outlook

    The Company is expecting that fiscal 2002 will benefit from healthy top-line growth of approximately 10 percent, resulting from strong demand in the Power Generation market, moderate growth in the Aerospace market and modest improvements in the other markets served by the Company. This top-line growth, coupled with expected productivity and efficiency improvements at all operations, will leverage and enhance the Company's earning potential in fiscal 2002.

Financial results by segment

    The Company reports its financial results by segment in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. PCC has organized the Company's business segments along its four major product lines and reports financial results in the following four segments: Investment Cast Products, Forged Products, Fluid Management Products, and Industrial Products. Operating income amounts discussed below exclude restructuring and other non-recurring charges.

Investment Cast Products

    The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Casting operations. These three businesses manufacture investment castings for aircraft engines, industrial gas turbine ("IGT") engines, airframes, medical prostheses and other industrial applications.

Fiscal 2001 compared with fiscal 2000

    Investment Cast Products reported fiscal 2001 sales of $1,187.6 million and operating income of $213.7 million. Fiscal 2001 sales increased 22 percent over last year's $970.8 million, and operating income improved by 32 percent over last year's $161.5 million. The increase in sales was principally due to a full year's results from Wyman-Gordon Castings, which was acquired during the third quarter of fiscal 2000, as well as continued strong demand for large IGT and aeroderivative engines sold to the Power Generation market. The increase was also driven by growing demand in the aerospace sector from regional jet engine programs and airframe programs, as well as continued demand from the segment's more traditional market, which consists of structural and airfoil castings used in large aircraft engines. Operating margins were favorably impacted by the strong market conditions, coupled with continued productivity improvements within the segment and the realization of synergies related to the acquisition of Wyman-Gordon.

Fiscal 2000 compared with fiscal 1999

    Investment Cast Products reported fiscal 2000 sales of $970.8 million and operating income of $161.5 million. Fiscal 2000 sales increased 3 percent compared to the prior year's $942.1 million, and operating income improved by 9 percent over the prior year's $148.7 million. Revenue growth was largely due to the addition of Wyman-Gordon Castings at the end of the third quarter of fiscal 2000. Reductions caused by lower aircraft build rates and customer inventory adjustments were partially offset by substantially higher sales to the Power Generation market. The operating profit improvement was due to improved margins on IGT products, coupled with increased cost reductions and synergies from the acquisition of Wyman-Gordon and effective cost management at PCC Structurals and PCC Airfoils.

Forged Products

    The Forged Products segment consists of the forging operations of Wyman-Gordon. Forged Products' sales to the Aerospace and Power Generation markets primarily derive from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the oil and gas industry.

Fiscal 2001 compared with fiscal 2000

    Forged Products reported sales of $620.7 million for the year, an increase of $428.6 million, with operating income of $96.7 million, an increase of $72.3 million from the fiscal 2000 level of $24.4 million. This segment consists entirely of operations purchased as part of the Wyman-Gordon acquisition, the acquisition of Wyman-Gordon Lincoln in the first quarter of fiscal 2001 and the acquisition of Wyman-Gordon Cleveland at the end of the third quarter of fiscal 2001. Since Wyman-Gordon was acquired in the third quarter of fiscal 2000, fiscal 2000's results include only eighteen weeks of comparative data. Forged Products, which serves the same major markets as Investment Cast Products, experienced strong demand from the Power Generation market and solid growth in its aerospace business during fiscal 2001. Operating margins were favorably impacted by the higher volume, improved productivity and the realization of synergies associated with the acquisition of Wyman-Gordon.

Fiscal 2000 compared with fiscal 1999

    Forged Products sales totaled $192.1 million for fiscal 2000, with operating income of $24.4 million. The fiscal 2000 results reflect five weeks of the third quarter and all thirteen weeks of the fourth quarter. The segment benefited from increased orders for aircraft engine and airframe components and strong IGT demand. Significant costs savings from synergies and productivity improvements contributed to higher profit margins versus historical levels.

Fluid Management Products

    The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products under various brand names, which include PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy, and other applications; E/One grinder pumps for low-pressure sewer systems; and Newmans, General, TBV, TECHNO, Barber, OIC, PCC Ball Valves, Sterom, Reiss, Technova, Wouter Witzel and ConVey valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Fiscal 2001 compared with fiscal 2000

    Fiscal 2001 sales for Fluid Management Products were $318.7 million, as compared to $291.6 million in fiscal 2000, an increase of 9 percent. The segment's operating income decreased from $13.5 million in fiscal 2000 to $11.8 million in fiscal 2001. The sales improvement was due to higher sales in the construction, municipal and power generation sectors. The segment's operating margins were adversely affected by delays in the consolidation of the European valve businesses, weakness in the oil and gas industry, soft market conditions in the general industrial sector, pricing and volume issues in Europe and increased ramp-up costs related to anticipated volume increases. This segment anticipates renewed capital spending from its oil and gas customers and has positioned itself well in advance of this recovery with long-term sourcing contracts.

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

Industrial Products

    The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services, Advanced Forming Technology ("AFT") and STW Composites. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other general industrial applications. The tooling business includes product lines manufactured under various brand names, including Reed-Rico®, Astro Punch® and Eldorado. The machines business includes product lines manufactured under the brand names PCC Olofsson, Reed-Rico®, Hartford, Eldorado, Fastener Engineers Group and Lewis Machines. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry, and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-molded, metal-matrix-composite, and Thixoformed™ components for numerous industrial applications. STW Composites designs and manufactures composite components principally for aerospace applications.

Fiscal 2001 compared with fiscal 2000

    The Industrial Products segment's sales decreased by 9 percent, from $219.2 million in fiscal 2000 to $199.3 million in fiscal 2001, and its operating income decreased from $9.7 million to $1.1 million. The decline in sales was due to soft market conditions in the automotive sector and continued price pressures in the Machine Tool market, particularly in Europe, as a result of Asian competition. In addition, PCC Pittler was sold at the beginning of the fourth quarter, which further reduced sales volume in fiscal 2001. At J&L Fiber Services, lower sales due to consolidation within the Pulp and Paper market negatively impacted both top and bottom-line performance. AFT, on the other hand, contributed solid results as the business expanded its customer base and improved productivity.

Fiscal 2000 compared with fiscal 1999

    The Industrial Products segment's sales decreased by 2 percent, from $223.4 million in fiscal 1999 to $219.2 million in fiscal 2000, and its operating income decreased by $9.7 million, from $19.4 million to $9.7 million. The segment's sales decline was principally due to reductions in Europe as a result of competition from lower priced Asian products and due to lower domestic sales resulting from inventory reduction efforts in the automotive sector. Partially offsetting these declines were higher sales levels within all of the operating units at AFT and modest market improvements during the fourth quarter of fiscal 2000. Operating income was negatively impacted by the sales declines, downward pricing pressure associated with the depressed market conditions and poor performance at PCC Pittler. Restructuring efforts were implemented during the year at several of the segment's operations to provide for more efficient and cost effective manufacturing.

Interest and taxes

    Net interest expense in fiscal 2001 was $81.0 million, as compared with $47.1 million in fiscal 2000. The higher expense reflects higher debt levels as a result of borrowings to fund the acquisition of Wyman-Gordon in the third quarter of 2000, as well as the fiscal 2001 acquisitions and debt assumed in connection with those acquisitions.

    The effective tax rate for the year was 40 percent, compared with 38 percent in the prior year. The increase in the fiscal 2001 rate was due to the favorable impact of tax benefits recognized in fiscal 2000 resulting from resolution of various tax audits, coupled with the negative impact of unbenefited foreign losses of certain operations in fiscal 2001.

Liquidity and capital resources

    Total capitalization at April 1, 2001 was $1,954.5 million, consisting of $1,052.7 million of debt and $901.8 million of equity. The debt-to-capitalization ratio was 54 percent compared with 58 percent at the end of the prior fiscal year.

    Cash requirements for the year included $90.2 million for capital expenditures, $74.2 million for acquisitions, $65.7 million of working capital increases, $23.4 million of net debt repayment and $5.9 million for dividends. These requirements were funded from cash generated by earnings of $243.1 million, $29.4 million from other investing activities, and $36.1 million from the sale of common stock through the Employee Stock Purchase Plan and stock option exercises.

    Capital spending in fiscal 2001 principally provided for maintenance and growth in the Forged Products segment, increased IGT capacity in the Investment Cast Products segment, and manufacturing improvements in the Fluid Management segment. Fiscal 2002's capital spending, which is expected to be almost double the spending in fiscal 2001, principally provides for further capacity expansion at both the Investment Cast Products and Forged Products segments to support increasing demand from the Power Generation market, additional investments in the Fluid Management Products segment to improve operations in Eastern Europe, and completion of the installation of new computer systems at the Company's Houston operations, as well as for other normal requirements to maintain production, provide for cost reductions and maintain safety.

    During the first quarter of fiscal 2001, the Company's 8.75% Notes, due fiscal 2005, issued under Rule 144A with registration rights, were exchanged for 8.75% Senior Notes due 2005, as registered under the Securities Act of 1933, as amended. The Company's bank credit agreements contain various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. Borrowing capacity under the Company's bank credit agreements was $220.4 million at fiscal year end.

    Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash balances, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Recently issued accounting standards

    In fiscal 2001, the Company modified its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which was issued by the U.S. Securities and Exchange Commission. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for the Company in the first quarter of fiscal 2001. The adoption of this guidance did not materially affect the Company's consolidated financial statements.

    Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. The new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives designated as hedges are recorded each period in current earnings or in other comprehensive income, depending on whether the derivatives are designated as fair value or cash flow hedges. The ineffective portion of all hedges will be recognized in current-period earnings.

    On April 2, 2001, the Company recorded the fair value of all outstanding derivative instruments as assets or liabilities on the balance sheet. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated statement of income or balance sheet, but did reduce comprehensive income by $4.9 million, net of income tax effect.

Forward-looking statements

    Information included within this annual report describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, oil & gas and other energy, machine tool, pulp and paper and other general industrial cycles; the relative success of the Company's entry into new markets, including the rapid ramp-up of production for industrial gas turbine and airframe components; competitive pricing; the availability and cost of energy, materials and supplies; equipment failures; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

CONSOLIDATED STATEMENTS OF INCOME

PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Fiscal Years Ended
	April 1, 2001	April 2, 2000	March 28, 1999
	(In millions, except per share data)
Net sales	$2,326.3	$1,673.7	$1,471.9
Cost of goods sold	1,809.8	1,305.0	1,134.0
Provision for restructuring and other	9.4	11.0	13.1
Selling and administrative expenses	217.5	176.2	146.4
Other income	—	4.2	—
Interest expense, net	81.0	47.1	27.6

Income before provision for income taxes	208.6	138.6	150.8
Provision for income taxes	83.7	53.3	47.5

Net income	$124.9	$85.3	$103.3

Net income per common share (basic)	$2.50	$1.74	$2.12
Net income per common share (diluted)	$2.45	$1.73	$2.11

Net income per common share data for the fiscal years ended April 2, 2000 and March 28, 1999 have been restated for the effects of a two-for-one stock split in September 2000.

See Notes to Consolidated Financial Statements on pages 34 through 42.

CONSOLIDATED BALANCE SHEETS

PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	April 1, 2001	April 2, 2000
	(In millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$40.1	$17.6
Receivables, net of reserves of $9.4 in 2001 and $9.5 in 2000	398.0	330.7
Inventories	363.3	337.3
Prepaid expenses	19.9	23.7
Deferred income taxes	41.8	42.6

Total current assets	863.1	751.9

Property, plant and equipment, at cost:
Land	21.3	27.1
Buildings and improvements	189.6	226.3
Machinery and equipment	590.5	468.5
Construction in progress	60.2	41.9

	861.6	763.8
Less—accumulated depreciation	(326.8)	(264.5)

Net property, plant and equipment	534.8	499.3

Goodwill, net of accumulated amortization of $78.8 in 2001 and $50.4 in 2000	1,073.7	1,059.6
Deferred income taxes	15.6	33.9
Other assets	85.7	71.0

	$2,572.9	$2,415.7

Liabilities and Shareholders' Investment
Current liabilities:
Short-term borrowings	$152.8	$143.5
Long-term debt currently due	61.4	40.2
Accounts payable	199.7	152.8
Accrued liabilities	221.5	212.3
Income taxes payable	21.3	42.7

Total current liabilities	656.7	591.5

Long-term debt	838.5	884.5
Pension and other postretirement benefit obligations	115.8	113.9
Other long-term liabilities	60.1	51.9
Shareholders' investment:
Common stock, $1 stated value, authorized—100,000,000 shares; issued and outstanding 2001—51,340,758 and 2000—24,643,948 shares	51.3	24.6
Paid-in capital	191.6	182.2
Retained earnings	695.5	576.5
Cumulative translation adjustments	(36.6)	(9.4)

Total shareholders' investment	901.8	773.9

	$2,572.9	$2,415.7

See Notes to Consolidated Financial Statements on pages 34 through 42.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Fiscal Years Ended
	April 1, 2001	April 2, 2000	March 28, 1999
	(In millions)
Cash flows from operating activities:
Net income	$124.9	$85.3	$103.3
Non-cash items included in income:
Depreciation and amortization	102.4	74.2	54.1
Deferred income taxes	15.8	(16.9)	7.5
Changes in operating working capital, excluding effects of acquisitions:
Receivables	(54.4)	44.9	(40.9)
Inventories	(23.3)	15.7	(9.5)
Payables, accruals and current taxes	8.5	(17.3)	(14.4)
Other	3.5	(5.9)	(9.3)

Net cash provided by operating activities	177.4	180.0	90.8

Cash flows from investing activities:
Acquisitions of businesses	(74.2)	(675.0)	(77.7)
Capital expenditures	(90.2)	(49.3)	(74.8)
Dispositions of businesses and other	29.4	66.1	0.5

Net cash used by investing activities	(135.0)	(658.2)	(152.0)

Cash flows from financing activities:
Issuance of long-term debt	81.3	612.3	61.7
Repayment of long-term debt	(113.2)	(247.4)	(25.8)
Net increase in short-term borrowings	8.5	124.9	16.3
Common stock issued	36.1	3.9	6.2
Cash dividends	(5.9)	(5.9)	(5.9)
Other	(26.7)	(6.8)	(1.5)

Net cash (used) provided by financing activities	(19.9)	481.0	51.0

Net increase (decrease) in cash and cash equivalents	22.5	2.8	(10.2)
Cash and cash equivalents at beginning of year	17.6	14.8	25.0

Cash and cash equivalents at end of year	$40.1	$17.6	$14.8

Cash paid during the year for:
Interest	$85.3	$44.5	$27.7
Income taxes, net of refunds received	$81.8	$31.9	$57.9

See Notes to Consolidated Financial Statements on pages 34 through 42.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Common Stock Outstanding
			Paid-in Capital	Earnings Retained	Cumulative Translation Adjustments
	Shares	Amount
	(In millions)
Balance at March 29, 1998	24.3	$24.3	$172.4	$399.7	$(1.1)
Net income	—	—	—	103.3	—
Cash dividends	—	—	—	(5.9)	—
Common stock issued	0.2	0.2	6.0	—	—
Translation adjustments	—	—	—	—	(1.5)

Balance at March 28, 1999	24.5	24.5	178.4	497.1	(2.6)
Net income	—	—	—	85.3	—
Cash dividends	—	—	—	(5.9)	—
Common stock issued	0.1	0.1	3.8	—	—
Translation adjustments	—	—	—	—	(6.8)

Balance at April 2, 2000	24.6	24.6	182.2	576.5	(9.4)
Net income	—	—	—	124.9	—
Cash dividends	—	—	—	(5.9)	—
Common stock issued	1.9	1.9	34.2	—	—
Translation adjustments	—	—	—	—	(27.2)
Two-for-one stock split	24.8	24.8	(24.8)	—	—

Balance at April 1, 2001	51.3	$51.3	$191.6	$695.5	$(36.6)

See Notes to Consolidated Financial Statements on pages 34 through 42.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Fiscal Years Ended
	April 1, 2001	April 2, 2000	March 28, 1999
	(In millions)
Net income	$124.9	$85.3	$103.3
Other comprehensive loss:
Foreign currency translation adjustments	(27.2)	(6.8)	(1.5)

Total comprehensive income	$97.7	$78.5	$101.8

See Notes to Consolidated Financial Statements on pages 34 through 42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except option share and per share data)

Summary of significant accounting policies

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

Valuation of inventories

    The LIFO inventory cost method is utilized for work in process and metal inventories at a significant number of the Company's operations. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead. Inventories valued at cost would have been $4.9 million and $1.0 million lower than those reported at April 1, 2001 and April 2, 2000, respectively, and $2.4 million higher than those reported at March 28, 1999. PCC uses the single pool dollar value method for computing LIFO inventories; therefore, it is not possible to present the breakdown of inventories between work in process and raw materials.

Property, plant and equipment

    Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is computed using the straight-line or declining balance method based on the estimated service lives of the assets. Estimated service lives are 20-30 years for buildings and improvements, 5-15 years for machinery and equipment and 3-5 years for computer hardware and software. Gain or loss from the sale of assets is included in income. Expenditures for maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill

    Goodwill is computed on the straight-line method and is generally amortized over 40 years. The future profitability and cash flow of the operations to which it relates are reevaluated annually. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill.

Derivative financial instruments

    At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. Gains or losses on these contracts, which are designed as hedge transactions, are measured upon settlement. The Company has controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

    As discussed in the "Financing Arrangements" note, the Company was committed to an interest rate swap on floating debt at April 1, 2001. Other immaterial instruments in place at year end included hedges to cover exposures related to foreign currencies and raw materials used in certain of the Company's facilities. At April 1, 2001, and April 2, 2000, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes. See the "Recently Adopted Accounting Standards" note for additional information.

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

Revenue recognition

    The Company recognizes revenues when ownership and risk of loss pass to the customer and, if required, when customer acceptance criteria have been met, which generally occurs upon shipment of the product to the customer. See the "Recently Adopted Accounting Standards" note for additional information.

Environmental costs

    The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Total environmental reserves accrued at April 1, 2001 and April 2, 2000 were $34.2 million and $38.8 million, respectively. The amounts accrued relate to estimated liabilities at multiple locations, with no single location having a material exposure.

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

    Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred.

Recently Adopted Accounting Standards

    In fiscal 2001, the Company modified its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements," which was issued by the U.S. Securities and Exchange Commission. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in the financial statements and became effective for the Company in the first quarter of fiscal 2001. The adoption of this guidance did not materially affect the Company's consolidated financial statements.

    Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. The new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives designated as hedges are recorded each period in current earnings or in other comprehensive income, depending on whether the derivatives are designated as fair value or cash flow hedges. The ineffective portion of all hedges will be recognized in current-period earnings.

    On April 2, 2001, the Company recorded the fair value of all outstanding derivative instruments as assets or liabilities on the balance sheet. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated statement of income or balance sheet, but did reduce comprehensive income by $4.9 million, net of income tax effect.

Common stock split

    On August 16, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend paid at the close of business on September 21, 2000 to shareholders of record on September 1, 2000. All earnings per share amounts, references to common stock and shareholders' investment amounts have been restated as if the stock dividend had occurred as of the earliest period presented.

Acquisitions and dispositions of businesses

Acquisitions

    The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates. Goodwill generated from the transactions is being amortized on the straight-line basis over 40 years. All of the acquisitions were cash transactions. Pro forma information is required for the fiscal 2000 acquisition of Wyman-Gordon.

Fiscal 2001

    During the first quarter of fiscal 2001, PCC acquired the stock of Fastener Engineers Group, which is located in Rockford, Illinois. Fastener Engineers Group is a designer and manufacturer of wire-processing equipment and is operated as part of the Industrial Products segment. The purchase price of $5.3 million generated $1.1 million of goodwill.

    Also during the first quarter, PCC acquired the stock of ConVey Engineering, which is located in Germany. ConVey Engineering is a manufacturer of double-eccentric heavy-duty valves and is included in the operations of the Fluid Management Products segment. The purchase price of $0.5 million generated $0.5 million of goodwill.

    PCC also acquired the assets of Aero, the aerospace division of United Engineering Forgings, in the first quarter. Located in Lincoln, England, Aero manufactures forged aircraft engine discs, shafts and engine-mounting brackets. Aero has been renamed Wyman-Gordon Lincoln and is included in the operations of the Forged Products segment. The purchase price of $34.3 million generated $23.9 million of goodwill.

    During the third quarter of fiscal 2001, PCC acquired the assets of the valve division of Wouter Witzel, which is located in the Netherlands, the United Kingdom and Germany. Wouter Witzel manufactures double-flanged and wafer butterfly valves and is operated as part of the Fluid Management Products segment. The purchase price of $13.8 million generated $2.4 million of goodwill.

    Also during the third quarter, PCC acquired the stock of Drop Dies and Forgings Company, located in Cleveland, Ohio. Renamed Wyman-Gordon Cleveland, this company manufactures both ferrous and non-ferrous forgings and is included in the operations of the Forged Products segment. The purchase price of $22.8 million generated $11.5 million of goodwill.

Fiscal 2000

    During the third quarter of fiscal 2000, PCC purchased 98% of the outstanding shares of common stock of Wyman-Gordon Company ("Wyman-Gordon") pursuant to a cash tender offer. PCC acquired the remaining outstanding shares of common stock of Wyman-Gordon pursuant to a merger on January 12, 2000. The transaction, financed from borrowings under Credit Agreements with Bank of America, N.A., as Agent, was valued at approximately $784.0 million, reflecting shares acquired in the tender offer and merger at $20 per share ($731.0 million), PCC's tender for and subsequent payment of Wyman-Gordon's 8% Senior Notes due 2007 ($150.0 million), less Wyman-Gordon's cash ($97.0 million). The transaction generated goodwill of approximately $571.0 million, which is being amortized on a straight-line basis over 40 years. Wyman-Gordon, headquartered in Millbury, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the Power Generation and the Oil & Gas and Other Energy markets. Wyman-Gordon's casting businesses operate as part of the Investment Cast Products segment, and the forging businesses comprise the Forged Products segment.

    Pursuant to an FTC consent order regarding PCC's purchase of Wyman-Gordon, the large cast parts operation of Wyman-Gordon in Groton, Connecticut, was divested. This divestiture was sold at its adjusted net book value recorded at the time of purchase of Wyman-Gordon. In addition, pursuant to the FTC consent order, PCC divested the titanium investment casting operation located in Albany, Oregon.

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

	Fiscal Ended
	2000	1999
	(Unaudited)
Net sales	$2,087.4	$2,259.3
Net income	$59.3	$89.8
Earnings per share (basic)	$1.21	$1.84
Earnings per share (diluted)	$1.21	$1.84

    Also during the third quarter of fiscal 2000, PCC acquired the stock of Valtaco, which is headquartered in Switzerland. Valtaco manufactures quarter-turn three-piece ball valves and sells these valves along with complementary valve products through subsidiaries in Switzerland, Germany and Scotland. The purchase price of $7.0 million generated $4.2 million of goodwill, which is being amortized on a straight-line basis over 40 years. Valtaco operates as part of the Fluid Management Products segment.

    PCC also acquired the assets of Reiss Engineering, which was located in England, in the third quarter of fiscal 2000. Reiss manufactures quarter-turn knife gate valves and operates as part of the Fluid Management Products segment. The purchase price of $2.7 million generated $1.9 million of goodwill, which is being amortized on a straight-line basis over 40 years.

    During the fourth quarter of fiscal 2000, PCC acquired the stock of Technova, headquartered in Switzerland, and its two subsidiaries. Technova manufactures high-performance engineered plastic or polymer lined valves for systems designed to handle corrosive and/or abrasive fluids and pure liquids. The subsidiaries are sales and distribution operations, which are located in Germany and the U.S. The purchase price of $14.0 million generated $8.0 million of goodwill, which is being amortized on a straight-line basis over 40 years. The Company also acquired a small U.S.-based distributor, MMG, for $0.3 million. Technova and MMG operate as part of the Fluid Management Products segment.

Fiscal 1999

    During the first quarter of fiscal 1999, PCC acquired the stock of Environment/One Corporation ("E/One"), a manufacturer of highly engineered equipment for low-pressure sewer systems and other applications. The purchase price of $72.0 million resulted in $62.3 million of goodwill. E/One operates as part of the Fluid Management Products segment.

    Also during the first quarter of fiscal 1999, PCC acquired the assets of TBV, a manufacturer of ball valves and pipeline instrumentation. The purchase price of $9.8 million resulted in $4.4 million of goodwill. TBV operates as part of the Fluid Management Products segment.

    During the fourth quarter of fiscal 1999, PCC acquired 70 percent of the stock of Sterom S.A. ("Sterom"), a Romanian manufacturer of high-quality industrial valves and oilfield equipment for $1.6 million. As part of the transaction, PCC guaranteed investments for capital improvements, the payment of tax liabilities and environmental remediation efforts. The transaction generated goodwill of $6.5 million. Sterom operates as part of the Fluid Management Products segment. PCC acquired most of the remaining stock of Sterom during fiscal 2000.

Dispositions

Fiscal 2001

    During the third quarter of fiscal 2001, the Company sold the assets of Scaled Composites, Inc. for $6.0 million. Scaled Composites was acquired as part of the acquisition of Wyman-Gordon and had been classified as an asset-held-for-sale. The disposition generated no gain or loss for the Company.

    During the fourth quarter of fiscal 2001, the Company received $14.4 million in a note from third parties for the Company's interest in Pittler GmbH, which had been operated as part of the Industrial Products segment. The note is due in semi-annual principal payments over 10 years beginning in fiscal 2005 and is secured by all present and future property and equipment of Pittler. No interest will be accrued until February 2004, after which interest is due in semi-annual installments based on the Euro LIBOR rate plus 200 basis points. The note receivable, net of imputed interest at 6.65% of $2.8 million, was recorded in other assets. The imputed interest is being amortized to interest income until February 2004. The disposition of Pittler generated no gain or loss for the Company.

Fiscal 2000

    During the fourth quarter of fiscal 2000, the Company sold the titanium castings operation of Wyman-Gordon as required under the FTC Consent Order for $26.6 million. Prior to completing this transaction, the Company purchased the minority interest in the titanium casting operation from Titanium Metals Corporation (TIMET). In addition, during the fourth quarter, the Company sold the Water Specialties business for $12.7 million and the Penberthy business for $20.0 million. Water Specialties and Penberthy were considered to be non-core to the Fluid Management Products segment. These dispositions resulted in no significant gain or loss for the Company.

Provision for restructuring and other

Fiscal 2001

    During the third quarter of fiscal 2001, PCC recorded pre-tax charges of $9.4 million related to restructuring and other non-recurring items. A restructuring charge of $8.7 million was established for the write-off of the Company's investment in a joint venture in India ($4.8 million), as well as for severance costs ($3.5 million) and other exit costs ($0.4 million) associated with the closure of a small aerospace repair operation within the Investment Cast Products segment and the repositioning of personnel from Scotland to a new machining plant in the Czech Republic within the Forged Products segment. The other non-recurring charges principally provided for the write-down of assets related to the actions described above. The tax-effected impact of these charges totaled $6.4 million or $0.13 per share (diluted). At April 1, 2001, approximately $5.4 million remained in accrued liabilities related to these charges.

Fiscal 2000

    During the third quarter of fiscal 2000, the Company recorded pretax charges totaling $11.0 million related to restructuring and other non-recurring items. A restructuring charge of $7.6 million was established principally for severance and other exit costs associated with the consolidation and downsizing of operations within the Industrial Products segment. Non-recurring charges principally provided for the write-down of assets in the Industrial Products and Investment Cast Products segments. Partially offsetting these charges was the favorable disposition of previous charges to the provision for restructuring and other non-recurring charges. The tax-effected impact of these charges totaled $6.4 million or $0.13 per share (diluted). The restructuring efforts were substantially completed in fiscal 2001.

Fiscal 1999

    During the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $13.1 million related to restructuring and other non-recurring items. Non-recurring charges of $11.9 million principally provided for the write-down of inventory and establishment of provisions for loss contracts and a product warranty dispute. A restructuring charge was established for severance and other exit costs associated with the consolidation and downsizing of operations within PCC Flow Technologies. The tax-effected impact of these charges totaled $7.8 million, or $0.16 per share (diluted). The restructuring efforts were substantially completed in fiscal 2000.

Other Income

    During the fourth quarter of fiscal 2000, the Company recorded $4.2 million of other income upon termination of a portion of an interest rate hedge that was entered into in anticipation of the Company's issuance of the 8.75% Notes.

Fair value of financial instruments

    Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

    The fair value of long-term debt was estimated using the Company's year-end incremental borrowing rate for similar types of borrowing arrangements. The amounts reported in the consolidated balance sheets for long-term debt approximate fair value. The fair value of the interest rate protection related to the swap underlying the $370.0 million term loan was a liability of $7.8 million at April 1, 2001.

Concentration of credit risk

    Approximately 54 percent of PCC's business activity in fiscal year 2001 was with companies in the aerospace industry. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Accrued liabilities

    Accrued liabilities consisted of the following:

	April 1, 2001	April 2, 2000
Salaries and wages payable	$87.6	$67.1
Other accrued liabilities	133.9	145.2

	$221.5	$212.3

Financing arrangements

    Long-term debt is summarized as follows:

	April 1, 2001	April 2, 2000
8.75% Notes due fiscal 2005	$200.0	$200.0
6.75% Notes due fiscal 2008	150.0	150.0
Term Loan, 5.9% at April 1, 2001, payable quarterly in various amounts through fiscal 2006	370.0	400.0
Revolving credit facility due fiscal 2006, 6.1% at April 1, 2001	30.0	—
Commercial paper, 6.5% at April 1, 2001	143.3	164.0
Industrial Development Revenue Bonds and other, variable interest rates, 3.7% to 4.0% at April 1, 2001, payable annually through fiscal 2016	6.6	10.7

	899.9	924.7
Less: Long-term debt currently due	61.4	40.2

	$838.5	$884.5

    Long-term debt maturing in each of the next five fiscal years is $61.4 million in 2002, $70.4 million in 2003, $80.3 million in 2004, $300.3 million in 2005 and $233.6 million in 2006.

    The Company has a bank credit agreement for $770.0 million ("Credit Agreement"). The Credit Agreement includes a $370.0 million term loan facility and a $400.0 million revolving credit facility that is used to back the Company's commercial paper program. At April 1, 2001, $220.4 million of the Credit Agreement was available. Borrowings under both the term loan and the revolving credit facility include a margin based on the Company's credit ratings.

    The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. The 6.75% Notes and 8.75% Notes also contain various standard financial covenants. The Company's debt agreements also contain cross default provisions. At April 1, 2001, the Company was in compliance with all restrictive provisions of its loan agreements.

    At April 1, 2001, the Company had swapped floating rate term loan debt into fixed rate debt at 5.9%. This amount decreases as the term loan is repaid through September 2005. In connection with issuance of the 8.75% Notes, the Company hedged the underlying Treasury bond rate in June 1999 and realized a $5.6 million benefit on the hedge, which is being amortized over the life of the 8.75% Notes. The benefit resulted in an effective reduction of the coupon rate to 8.19%. An additional portion of the hedge was terminated before the bonds were sold, resulting in a $4.2 million gain, which was included in "Other Income" in the fourth quarter of fiscal 2000.

    Short-term borrowings at April 1, 2001 include $150.0 million under a 364-day Credit and Security Agreement ("Receivable Facility"). The amount of borrowings allowable under the Receivable Facility is a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million. The weighted average interest rate on short-term borrowings was 5.7% at April 2, 2001 and 6.4% at April 2, 2000.

Income taxes

    Income before provision for income taxes was:

	Fiscal
	2001	2000	1999
Domestic	$193.3	$129.6	$130.3
Foreign	15.3	9.0	20.5

Total pretax income	$208.6	$138.6	$150.8

    The provision for income taxes consisted of the following:

	Fiscal
	2001	2000	1999
Current taxes:
Federal	$65.4	$49.8	$40.1
Foreign	9.8	9.8	6.9
State	7.4	7.6	5.5

	82.6	67.2	52.5
Change in deferred income taxes	1.1	(13.9)	(5.0)

Provision for income taxes	$83.7	$53.3	$47.5

    United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits.

    Certain acquisitions yielded nondeductible goodwill, which is reflected in the tax rate reconciliation below, and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

    During the fourth quarter of fiscal 1999, the effective tax rate was significantly reduced from a normal rate of approximately 38% to 1% principally as a result of a favorable resolution of an IRS tax issue, tax benefits relating to higher than anticipated international sales and reversal of reserves for state and foreign taxes no longer required. The tax-effected impact of the aforementioned items totaled $8.9 million or $0.18 per share (diluted).

    A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

	Fiscal
	2001	2000	1999
Statutory federal rate	35%	35%	35%
Effect of:
State taxes, net of federal benefit	2	3	3
Amortization of goodwill	4	4	2
Foreign Sales Corporation tax benefit	(2)	(3)	(4)
Resolution of an IRS tax issue	—	—	(2)
Reversal of state and foreign tax reserves reserves no longer required	—	—	(3)
Valuation allowance	1	1	1
Other, net	—	(2)	—

Effective rate	40%	38%	32%

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

    Significant components of the Company's deferred tax assets and liabilities were as follows:

	April 1, 2001	April 2, 2000
Deferred tax assets arising from:
Expense accruals	$51.8	$66.1
Post-retirement benefits other than pensions	20.9	23.7
Pension accruals	25.2	16.6
Tax loss carryforwards	0.2	9.7
Tax credit carryforwards	3.2	4.0
Inventory reserves	10.9	3.6
Foreign operations	0.1	0.5
Other	—	1.3
Valuation allowances	(2.3)	(6.9)

Gross deferred tax assets	110.0	118.6

Deferred tax liabilities arising from:
Depreciation/amortization	37.5	34.0
Inventory basis differences	11.5	5.9
Foreign operations	2.8	1.7
Other	0.8	0.5

Gross deferred tax liabilities	52.6	42.1

Net deferred tax asset	$57.4	$76.5

    The Company has provided valuation allowances for domestic and foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

    The Company reports earnings per share in accordance with Statement No. 128, "Earnings per Share." Basic earnings per share have been computed based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share also consider common shares issuable under an employee stock purchase plan and stock option plans. Share data for fiscal 2000 and 1999 have been restated for the effects of a two-for-one stock split in September 2000.

	Fiscal
	2001		2000		1999
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$124.9	$124.9	$85.3	$85.3	$103.3	$103.3

Average shares outstanding	50.0	50.0	49.0	49.0	48.8	48.8
Common shares issuable	—	0.9	—	0.2	—	0.2

Average shares outstanding assuming dilution	50.0	50.9	49.0	49.2	48.8	49.0

Net income per common share	$2.50	$2.45	$1.74	$1.73	$2.12	$2.11

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

	Pension Benefits		Other Postretirement Benefits
	Fiscal
	2001	2000	2001	2000
Change in plan assets:
Beginning fair value of plan assets	$502.7	$166.8	$—	$0.6
Actual return on plan assets	6.9	31.1	—	—
Adjustment from curtailment	—	—	—	(0.6)
Business acquisition	8.2	305.9	—	—
Business disposition	—	(2.3)	—	—
Company contributions	11.2	9.1	6.5	2.9
Plan participants' contributions	2.5	2.3	—	—
Benefits paid	(22.4)	(10.2)	(6.5)	(2.9)
Exchange rate and other	(12.2)	—	—	—

Ending fair value of plan assets	$496.9	$502.7	$—	$—

Change in projected benefit obligations:
Beginning projected benefit obligations	$477.6	$208.2	$60.3	$16.9
Service cost	19.4	17.1	0.3	0.3
Interest cost	35.2	20.7	4.7	1.4
Plan participants' contributions	2.5	2.3	—	—
Amendments	(1.2)	0.3	—	(0.6)
Curtailment gain	—	—	—	(2.6)
Business acquisition	9.3	287.4	—	50.8
Business disposition	—	(1.9)	—	—
Actuarial losses (gains)	34.1	(46.3)	1.1	(3.0)
Benefits paid	(22.5)	(10.2)	(6.5)	(2.9)
Exchange rate and other	(11.5)	—	—	—

Ending projected benefit obligations	$542.9	$477.6	$59.9	$60.3

Reconciliation to balance sheet amounts:
Fair value of plan assets greater (less) than projected benefit obligations	$(46.0)	$25.1	$(59.9)	$(60.3)
Unrecognized net loss (gain)	6.4	(65.5)	(3.1)	(4.3)
Unrecognized prior service cost	9.6	11.7	(0.5)	(0.6)
Unrecognized net transition obligation	3.7	4.2	—	—

Net amount recognized	$(26.3)	$(24.5)	$(63.5)	$(65.2)

Amounts recognized in the balance sheets:
Other assets	$28.3	$26.8	$—	$—
Accrued liabilities	(2.3)	(2.3)	—	(0.3)
Pension and postretirement benefit obligations	(52.3)	(49.0)	(63.5)	(64.9)

Net amount recognized	$(26.3)	$(24.5)	$(63.5)	$(65.2)

    Other assets include $23.7 million of prepaid benefit cost and a $4.6 million intangible asset.

    Assets of the pension plans are invested primarily in equities and fixed income investments.

    Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

	Fiscal
	2001	2000
Projected benefit obligation	$(51.7)	$(46.9)
Accumulated benefit obligation	$(46.9)	$(43.2)
Fair value of plan assets	$18.4	$17.4

    The assumptions used in determining the benefit obligations in 2001 and 2000 were as follows:

	Pension Benefits		Other Postretirement Benefits
	Fiscal
	2001	2000	2001	2000
Discount rate	7.5%	8.0%	7.5%	8.0%
Expected return on plan assets	9.0%	9.0%	—	—
Rate of compensation increase	5.0%	5.0%	—	—

    The health care cost trend rate to be used in fiscal 2002 is 5% and is expected to remain consistent thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligation	$4.1	$(3.7)

    The net cost for the Company's pension plans consisted of the following components:

	Fiscal
	2001	2000	1999
Service cost	$19.4	$17.1	$9.6
Interest cost	35.2	20.7	13.2
Expected return on plan assets	(42.6)	(22.4)	(14.0)
Other, net	—	0.4	0.5

Net pension cost	$12.0	$15.8	$9.3

    The cost of postretirement benefits other than pensions consisted of the following components:

	Fiscal
	2001	2000	1999
Service cost	$0.3	$0.3	$0.3
Interest cost	4.7	1.4	1.2
Curtailment gain	(0.2)	(1.5)	—

Postretirement benefit cost	$4.8	$0.2	$1.5

    The cost of contributions to the Company's 401(k) savings plans was $8.9 million, $7.1 million and $3.8 million in 2001, 2000 and 1999, respectively.

Commitments and contingencies

    Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits will have no material effect on PCC's consolidated financial position.

Shareholders' investment

    Authorized shares of common stock without par value consisted of 100.0 million shares at April 1, 2001, April 2, 2000, and March 28, 1999. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at April 1, 2001, April 2, 2000, and March 28, 1999.

Stock-based compensation plans

    PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. Awards under the officer and employee stock incentive plans are determined by the Compensation Committee of the Board of Directors. To date, all awards under the stock incentive plans have been nonqualified stock option grants. The time limit within which options may be exercised and other exercise terms are fixed by the Committee. The directors' plan grants options for 1,000 shares annually to each outside director. Option prices of the plans to date have been at the fair market value on the date of grant. Options become exercisable in installments from one to four years from the date of grant and generally expire seven to ten years from the date of grant.

    Summarized information relative to the Company's stock incentive plans is as follows:

	Option Shares	Average Price(1)
Outstanding at March 29, 1998	2,070,000	$21.41
Granted	1,086,000	23.18
Exercised	(120,000)	12.37
Expired or cancelled	(208,000)	26.31

Outstanding at March 28, 1999	2,828,000	22.11
Granted	1,798,000	14.00
Exercised	(104,000)	9.23
Expired or cancelled	(274,000)	24.12

Outstanding at April 2, 2000	4,248,000	18.86
Granted	1,263,000	34.20
Exercised	(1,236,000)	18.09
Expired or cancelled	(104,000)	22.41

Outstanding at April 1, 2001	4,171,000	$23.64

Exercisable at March 28, 1999	1,006,000	$17.35
Exercisable at April 2, 2000	1,396,000	$20.27
Exercisable at April 1, 2001	1,036,000	$22.32

(1)
Weighted average exercise price.

    The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2002 to fiscal 2011. At April 1, 2001, 2,776,000 stock incentive plan shares were available for future grants.

    Summarized information about stock options outstanding and exercisable at April 1, 2001, is as follows:

	Outstanding			Exercisable
Exercise Price Range	Option Shares	Average Life(1)	Average Price(2)	Option Shares	Average Price(2)
Under $10	21,000	0.6	$8.75	21,000	$8.75
$10 to $18	1,545,000	8.2	13.94	290,000	14.40
$18 to $26	992,000	7.4	22.64	417,000	22.88
$26 to $34	464,000	6.5	29.92	308,000	29.92
Over $34	1,149,000	9.6	35.27	—	—

	4,171,000	8.2	$23.64	1,036,000	$22.32

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

    Disclosures required by Statement No. 123, "Accounting for Stock-Based Compensation," are as follows:

	Fiscal
	2001	2000	1999
Weighted average fair value of grants:
—Per option(1)	$12.40	$5.23	$5.77
—Per purchase right(1)(2)	$4.35	$3.62	$4.67
Valuation assumptions:
Risk-free interest rate	4.7%	6.4%	4.5%
Dividend yield	0.6%	0.6%	0.6%
Volatility	34.7%	32.0%	29.6%
Expected life (years)	5	5	5
Pro forma effects(3)
Net income	$120.5	$81.7	$100.3
Net income per common share (basic)	$2.41	$1.67	$2.06
Net income per common share (diluted)	$2.37	$1.66	$2.05

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

Segment information

    The Company's operations are classified into four reportable business segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products. The Company's four reportable business segments are managed separately based on fundamental differences in their operations.

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

Industrial Products

    The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services, Advanced Forming Technology (AFT) and STW Composites. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other machine tool applications. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-molded, metal-matrix-composite, and Thixoformed™ components for a wide variety of applications. STW Composites designs and manufactures composite components principally for aerospace applications.

    The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in "Summary of Significant Accounting Policies." There are no material intersegment sales. Segment results are as follows:

	Fiscal
	2001	2000	1999
Net sales
Investment Cast Products	$1,187.6	$970.8	$942.1
Forged Products	620.7	192.1	—
Fluid Management Products	318.7	291.6	306.4
Industrial Products	199.3	219.2	223.4

Consolidated net sales	$2,326.3	$1,673.7	$1,471.9

Segment operating income
Investment Cast Products	$213.7	$161.5	$148.7
Forged Products	96.7	24.4	—
Fluid Management Products	11.8	13.5	33.8
Industrial Products	1.1	9.7	19.4
Corporate expense	(24.3)	(16.6)	(10.4)

Operating income	299.0	192.5	191.5
Restructuring and other charges	(9.4)	(11.0)	(13.1)
Other income	—	4.2	—
Interest expense, net	(81.0)	(47.1)	(27.6)

Consolidated income before provision for income taxes	$208.6	$138.6	$150.8

Total assets
Investment Cast Products	$607.5	$569.5	$533.1
Forged Products	781.8	700.6	—
Fluid Management Products	473.2	445.8	479.5
Industrial Products	372.6	369.4	389.4
Corporate(1)	337.8	330.4	47.6

Consolidated total assets	$2,572.9	$2,415.7	$1,449.6

Depreciation and amortization expense
Investment Cast Products	$33.9	$30.8	$26.6
Forged Products	35.3	12.0	—
Fluid Management Products	14.6	14.2	13.4
Industrial Products	15.9	14.8	12.7
Corporate	2.7	2.4	1.4

Consolidated depreciation and amortization expense	$102.4	$74.2	$54.1

Capital expenditures
Investment Cast Products	$29.7	$23.8	$33.1
Forged Products	36.7	1.3	—
Fluid Management Products	13.1	9.8	12.0
Industrial Products	10.4	13.8	29.7
Corporate	0.3	0.6	—

Consolidated capital expenditures	$90.2	$49.3	$74.8

(1)
Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.

    The Investment Cast Products and Forged Products segments had net sales to General Electric, United Technologies and Rolls-Royce as follows:

	Fiscal
	2001	2000	1999
General Electric	$502.7	$263.6	$162.2
United Technologies	$189.1	$152.2	$139.8
Rolls-Royce	$182.7	$104.7	$116.9

    In fiscal 2001, the Forged Products segment included $234.7 million, $41.4 million and $63.7 million of the net sales to General Electric, United Technologies and Rolls-Royce, respectively. In fiscal 2000, the Forged Products segment included $66.3 million, $9.6 million and $16.4 million of the net sales to General Electric, United Technologies and Rolls-Royce, respectively. The remaining net sales to these customers are included in the Investment Cast Products segment. No other customer accounted for more than 10 percent of net sales.

    The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic Information regarding the Company's net sales and long-lived assets is as follows:

	Fiscal
	2001	2000	1999
United States	$1,919.9	$1,377.3	$1,221.0
United Kingdom	262.1	167.1	140.6
Other countries	144.3	129.3	110.3

Net sales	$2,326.3	$1,673.7	$1,471.9

United States	$517.1	$481.4	$288.4
United Kingdom	69.1	68.6	43.0
Other countries	38.4	29.2	25.7

Total long-lived assets	$624.6	$579.2	$357.1

Five-Year Summary of Selected Financial Data

	2001	2000	1999	1998	1997
	(Unaudited) (In millions, except employee and per share data)
Net sales	$2,326.3	$1,673.7	$1,471.9	$1,316.7	$972.8
Net income	$124.9	$85.3	$103.3	$86.1	$56.5
Return on sales	5.4%	5.1%	7.0%	6.5%	5.8%
Return on beginning shareholders' investment	16.1%	12.2%	17.4%	17.1%	18.6%
Net income per common share (basic)	$2.50	$1.74	$2.12	$1.78	$1.30
Net income per common share (diluted)	$2.45	$1.73	$2.11	$1.77	$1.29
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.12	$0.12
Average shares of common stock outstanding	50.0	49.0	48.8	48.4	43.6
Working capital	$206.4	$160.4	$252.3	$246.0	$205.2
Total assets	$2,572.9	$2,415.7	$1,449.6	$1,274.6	$1,070.1
Total debt	$1,052.7	$1,068.2	$425.9	$372.2	$300.5
Total equity	$901.8	$773.9	$697.4	$595.3	$504.4
Total debt as a percent of total debt and equity	53.9%	58.0%	37.9%	38.5%	37.3%
Book value per share	$17.58	$15.73	$14.25	$12.25	$10.52
Capital expenditures	$90.2	$49.3	$74.8	$82.9	$52.8
Number of employees	14,288	13,090	12,335	10,367	9,280
Number of shareholders of record	5,691	3,868	3,800	3,715	2,267

    Share and per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

Quarterly Financial Information

	2001
	1st Quarter	2nd Quarter	3rd Quarter(3)	4th Quarter
	(Unaudited) (In millions, except per share data)
Net sales	$549.5	$566.4	$580.4	$630.0
Gross profit	$121.9	$124.5	$127.4	$142.7
Net income	$28.3	$30.8	$26.4	$39.4
Net income per common share(1)(2):
Basic	$0.57	$0.62	$0.53	$0.77
Diluted	$0.57	$0.61	$0.51	$0.75
Cash dividends per share(2)	$0.03	$0.03	$0.03	$0.03
Common stock prices(2):
High	$25.7	$41.6	$45.6	$42.5
Low	$18.2	$22.3	$33.1	$29.4
End	$22.6	$38.4	$42.1	$33.1
	2000
	1st Quarter	2nd Quarter	3rd Quarter(4)	4th Quarter(5)
Net sales	$359.0	$357.9	$404.7	$552.1
Gross profit	$79.9	$80.4	$89.0	$119.4
Net income	$22.3	$23.3	$12.7	$27.0
Net income per common share(1)(2):
Basic	$0.46	$0.48	$0.26	$0.55
Diluted	$0.45	$0.47	$0.26	$0.55
Cash dividends per share(2)	$0.03	$0.03	$0.03	$0.03
Common stock prices(2):
High	$23.6	$21.4	$15.6	$18.8
Low	$18.0	$15.2	$11.7	$11.8
End	$21.2	$15.5	$13.8	$18.3

(1)
Net income per common share is computed independently by quarter, so the four quarters may not sum to the amount for the year.

(2)
Net income per common share, cash dividends per share and common stock prices for all periods prior to the 2nd quarter of fiscal 2001 have been restated to reflect the two-for-one stock split effective in September 2000.

(3)
During the third quarter of fiscal 2001, the Company recorded charges related to restructuring and other non-recurring items. These charges principally provided for severance costs and the write-off of an international joint venture. The tax-effected impact of these charges totaled $6.4 million, or $0.13 per share (diluted).

(4)
During the third quarter of fiscal 2000, the Company recorded charges related to restructuring and other non-recurring items. These charges principally provided for severance costs, lease terminations, and asset write-offs, partially offset by favorable disposition of issues previously charged to the provision for restructuring and other non-recurring charges. The tax-effected impact of these charges totaled $6.4 million, or $0.13 per share (diluted).

(5)
During the fourth quarter of fiscal 2000, the Company recorded $4.2 million of other income related to the benefit realized upon the termination of a portion of an interest rate hedge in connection with the Company's issuance of $200.0 million of public debt securities.

REPORT OF INDEPENDENT ACCOUNTANTS

Precision Castparts Corp. and Subsidiaries

To the Shareholders and Board of Directors of Precision Castparts Corp.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, shareholders' investment and comprehensive income present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at April 1, 2001 and April 2, 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 1, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
May 2, 2001

REPORT OF MANAGEMENT

Precision Castparts Corp. and Subsidiaries

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

    PCC maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system in-cludes policies and procedures, internal audits and reviews by Company officers.

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

William C. McCormick Chairman and Chief Executive Officer	William D. Larsson Senior Vice President and Chief Financial Officer

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS Precision Castparts Corp. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME PRECISION CASTPARTS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions, except option share and per share data)
Five-Year Summary of Selected Financial Data
Quarterly Financial Information
REPORT OF INDEPENDENT ACCOUNTANTS Precision Castparts Corp. and Subsidiaries
REPORT OF MANAGEMENT Precision Castparts Corp. and Subsidiaries