Form 10-K, Exhibit 13
period 2002-03-31
PRECISION CASTPARTS CORP
filed 2002-06-11
CIK 79958

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
Precision Castparts Corp. and Subsidiaries

Business overview

        Fiscal 2002 was a successful year for the Company. PCC achieved record sales and earnings (before restructuring and asset impairment charges). These results reflected the impact of significant growth in the Power Generation market as well as strong business conditions in the aerospace sector during the first three quarters of the year, partially offset by a downturn in sales for commercial aircraft products following the tragic events of September 11, 2001. The Company responded to these events by taking swift action to right-size the entire organization and to prepare PCC's businesses for the expected future upturn. In addition, the results for the year were positively affected by continued share gains in key markets resulting from aggressive cost reduction efforts and a continued focus on customer satisfaction. Partially offsetting the positive impact of growth in the Power Generation and Aerospace markets during fiscal 2002 were unfavorable economic conditions in the Machine Tool and General Industrial markets.

        Total sales for fiscal 2002 reached a record $2,557.4 million, an increase of $231.1 million, or 10 percent from fiscal 2001 sales of $2,326.3 million. The Company experienced substantial growth in the Investment Cast Products and Forged Products segments due to strong demand from the Power Generation market, coupled with increased aerospace sales achieved in the first half of the fiscal year, partially offset by declines in the second half of the year. Power generation sales improved 38 percent from fiscal 2001 levels, increasing from 19 percent of total sales in fiscal 2001 to 24 percent in fiscal 2002. Aerospace sales as a percent of total sales decreased from 53 percent in fiscal 2001 to 52 percent in fiscal 2002. The decrease reflects the impact of our diversification into non-aerospace markets, and the impact of substantial market share gains in the industrial gas turbine market in fiscal 2002. Over the past five years, total sales have increased at a compound annual growth rate of 21 percent.

        Operating income before restructuring and asset impairment charges for fiscal 2002 totaled $346.6 million, or 13.6 percent of sales, a $47.6 million increase from fiscal 2001's operating income before restructuring and asset impairment charges of $299.0 million, or 12.9 percent of sales. The increase in operating profit was due to excellent results in both the Investment Cast Products and Forged Products segments as well as improved performance within the Fluid Management Products segment. Partially offsetting these improvements were lower profits in the Industrial Products segment, primarily due to the continuation of poor market conditions. Over the past five years, operating income before restructuring and other non-recurring charges has increased at a compound annual growth rate of 25 percent.

        Fiscal 2002 net income of $42.4 million was lower than fiscal 2001 earnings of $124.9 million, and resulted in earnings per share of $0.81 (diluted), down 67 percent from the $2.45 per share (diluted) achieved last year. Excluding restructuring and asset impairment charges, earnings were $3.24 per share (diluted) in fiscal 2002, up 26 percent compared with $2.58 per share in fiscal 2001.

Acquisitions of Businesses

        The Company completed five acquisitions during fiscal 2002, which complemented existing business lines and provided access to new domestic and international markets.

        In the first quarter, the Company increased its ownership interest in Design Technologies International ("DTI") from 33 percent to 70 percent. DTI, which is located in Poland, is operated as part of the Industrial Products segment.

        In the third quarter, the Company acquired American Oilfield Products ("AOP") located in Moore, Oklahoma. AOP manufactures floating and trunnion mounted ball valves and is operated as part of the Fluid Management Products segment.

        In the fourth quarter, the Company completed three acquisitions. PCC increased its ownership interest in Western Australian Specialty Alloys Pty Ltd ("WASA") from 25 percent to 100 percent. WASA, located in Perth, Australia, produces casting and forging alloys for aircraft engine and industrial gas turbine manufacturers and is operated as part of the Forged Products segment. PCC also acquired Lake Erie Design, a manufacturer of ceramic cores for aerospace and industrial gas turbines and other precision casting applications that are utilized in the Investment Cast Products segment. PCC also acquired CW Valve Services, located in Houston, Texas. CW Valve Services repairs and remanufacturers valves for the Fluid Management Products segment.

        These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process, (ii) have strong growth prospects and (iii) have leading positions in established market niches.

Disposition of Businesses

        During the third quarter of fiscal 2002, the Company sold the machinery, inventory, receivables and customer lists of the Carmet Company for $5.6 million. Carmet Company had operated within the Investment Cast Products segment. An impairment charge of $19.7 million was recorded in the second quarter of fiscal 2002, concurrent with management's decision to dispose of the business.

Restructuring and asset impairment charges

        The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	2002	2001	2000
Provision for restructuring:
Severance	$11.6	$3.5	$7.4
Other	4.7	5.2	—
Impairment of long-lived assets	129.1	0.7	1.7

	145.4	9.4	9.1
Income tax benefit	(18.5)	(3.0)	(3.8)

	$126.9	$6.4	$5.3

        The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	2002	2001	2000
Restructuring reserve at beginning of period	$5.8	$6.7	$1.1
Current year charges	16.3	8.7	7.4
Current year utilization	(7.8)	(9.6)	(1.8)

Restructuring reserve at end of period	$14.3	$5.8	$6.7

        During the second and third quarters of fiscal 2002, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $145.4 million. The tax-effected impact of these charges totaled $126.9 million or $2.43 per share (diluted).

        During the second quarter, PCC established a reserve totaling $5.6 million pursuant to restructuring plans to consolidate European valve production operations within the Fluid Management Products segment and downsize operations within the Industrial Products Segment. The reserve consisted of $2.1 million for employee severance and $3.5 million for other exit costs, including incremental costs and contractual obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of the restructuring plans. These restructuring plans provided for termination of approximately 105 employees. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by June 30, 2002. The tax-effected impact of these charges totaled $4.0 million, or $0.08 per share (diluted).

        Charges totaling $34.5 million were taken in the second quarter for impairment of long-lived assets. A $19.7 million charge provided for the write-down of the assets of an unprofitable business to net realizable value less exit costs. The business manufactured carbide products for various industrial markets and was included in the Investment Cast Products segment. Net realizable value was based on estimates of proceeds upon sale or collection of the assets. Substantially all of the assets were sold in the third quarter of fiscal 2002. The second quarter impairment charge also included $12.6 million for the write-off of a long-term note receivable, included in other assets, from a previously owned company that has declared bankruptcy. Fixed asset costs of $2.2 million were also included in the impairment charge primarily for write-off of fixed associated with the restructuring of European operations within the Fluid Management Products segment. The tax-effected impact of these charges totaled $24.1 million, or $0.46 per share (diluted).

        During the third quarter of fiscal 2002, PCC established a reserve of $10.7 million for employee severance ($9.5 million) and other exit costs ($1.2 million) associated with downsizings within the Investment Cast Products and Forged Products segments due to expected declines in commercial aerospace sales, continued downsizing of operations within the Industrial Products Segment and consolidation of European valve production operations within the Fluid Management Products segment. The other exit costs included lease termination costs resulting from the restructuring plans. The restructuring plan provided for terminations of approximately 900 employees, or 6 percent of the Company's workforce. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by September 29, 2002. The tax-effected impact of these charges totaled $7.2 million, or $0.14 per share (diluted).

        Also during the third quarter of fiscal 2002, the Company incurred charges for impairment of long-lived assets totaling $94.6 million. The Company recognized a non-cash asset impairment charge of $92.4 million related to PCC Specialty Products, a division within the Industrial Products segment. This charge consisted of $86.6 million for goodwill impairment and $5.8 million for impairment of property, plant and equipment. PCC Specialty Products has experienced substantial declines in sales and operating cash flow within its threading tool and punch component businesses as a result of the prolonged and significant downturn in the machine tool market, as well as the more recent deterioration in the automotive market. Given the significant changes in business conditions, PCC performed an evaluation of the recoverability of the long-lived assets of these businesses and determined that the estimated future undiscounted cash flows of the assets were insufficient to recover their related carrying values. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment charge was recorded to reduce the carrying amount of the assets to fair value based on the estimated present value of expected future cash flows of the businesses. Also included in the asset impairment charge were the write-downs of fixed assets associated with the third quarter's restructuring activity, which totaled $2.2 million. The tax-effected impact of these charges totaled $91.6 million, or $1.75 per share (diluted).

Outlook

        The Company is expecting that fiscal 2003 sales will be negatively impacted by further declines in the Aerospace and Machine Tool markets, partially offset by modest improvements within the Fluid Management and General Industrial and other markets. In addition, the Company expects the Power Generation market will decline slightly in fiscal 2003 due to lower sales of large gas turbine and aeroderivative turbine engines. Overall sales are expected to decline by approximately 10-15 percent from fiscal 2002 levels. Operating margins will decline moderately due to the deleveraging effect of lower sales, coupled with the impact of lower prices and higher fixed costs related to pension, insurance and depreciation expenses, partially offset by continued improvements in operating efficiency. Anticipated operating performance improvements within the Fluid Management Products and Industrial Products segments should also help to mitigate the overall decline.

Financial results by segment

        The Company reports its financial results by segment in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. PCC has organized the Company's business segments along its four major product lines and reports financial results in the following four segments: Investment Cast Products, Forged Products, Fluid Management Products, and Industrial Products. Operating income amounts discussed below exclude restructuring and asset impairment charges.

Investment Cast Products

        The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Aluminum Casting operation. These three businesses manufacture investment castings for aircraft engines, industrial gas turbine ("IGT") engines, airframes, medical prostheses and other industrial applications.

Fiscal 2002 compared with fiscal 2001

        Investment Cast Products reported fiscal 2002 sales of $1,332.0 million and operating income of $248.5 million. Fiscal 2002 sales increased 12 percent compared to the prior year's $1,187.6 million, and operating income improved by 16 percent over the prior year's $213.7 million. The increase in sales was due to strong growth in the Power Generation market, which grew by 32.7 percent, as well as strong results in the Aerospace market through the end of the third quarter of fiscal 2002. Operating margins benefited from the impact of leverage from higher sales coupled with improving IGT margins and continued cost reduction.

        The Investment Cast Products segment is anticipating declining sales associated with both the Aerospace and Power Generation markets in fiscal 2003. Operating margins will decline in fiscal 2003 as a result of the deleveraging effect of reduced volume coupled with higher fixed costs related to pension, insurance and depreciation expenses, partially offset by continued improvements in operating efficiency.

Fiscal 2001 compared with fiscal 2000

        Investment Cast Products reported fiscal 2001 sales of $1,187.6 million and operating income of $213.7 million. Fiscal 2001 sales increased 22 percent the prior year's $970.8 million, and operating income improved by 33 percent over the prior year's $161.2 million. The increase in sales was principally due to a full year's results from Wyman-Gordon Castings, which was acquired during the third quarter of fiscal 2000, as well as continued strong demand for large IGT and aeroderivative engines sold to the Power Generation market. The increase was also driven by growing demand in the aerospace sector from regional jet engine programs and airframe programs, as well as continued demand from the segment's more traditional market, which consists of structural and airfoil castings used in large aircraft engines. Operating margins were favorably impacted by strong market conditions, coupled with continued productivity improvements within the segment and the realization of synergies related to the acquisition of Wyman-Gordon.

Forged Products

        The Forged Products segment consists of the forging operations of Wyman-Gordon. Forged Products' sales to the Aerospace and Power Generation markets primarily derive from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

Fiscal 2002 compared with fiscal 2001

        Forged Products sales totaled $697.9 million for fiscal 2002, with operating income of $116.7 million. Fiscal 2002 sales increased 12 percent compared to the prior year's $620.7 million, and operating income improved by 21 percent over the prior year's $96.7 million. The increase in sales was principally due to growth in the Power Generation market. The segment also benefited from strong growth in sales of extruded pipe to power plant installations. The operating income improvement reflected both the leverage from higher sales and continued cost savings at Wyman-Gordon resulting from higher productivity and operating synergies.

        Sales in fiscal 2003 within this segment will be negatively impacted by reduced demand from the Aerospace (turbine engines and airframes) and Power Generation markets, partially offset by anticipated growth in extruded pipe sales. The Forged Products segment's operating income will also be negatively impacted by the deleveraging effect of the lower sales, coupled with higher pension, insurance and depreciation expenses, partially offset by continued improvements In operating efficiency.

Fiscal 2001 compared with fiscal 2000

        Forged Products reported sales of $620.7 million for fiscal 2001, an increase of $428.6 million, with operating income of $96.7 million, an increase of $72.3 million from the fiscal 2000 level of $24.4 million. This segment consists entirely of operations purchased as part of the Wyman-Gordon acquisition, the acquisition of Wyman-Gordon Lincoln in the first quarter of fiscal 2001 and the acquisition of Wyman-Gordon Cleveland at the end of the third quarter of fiscal 2001. Since Wyman-Gordon was acquired in the third quarter of fiscal 2000, fiscal 2000's results include only eighteen weeks of comparative data. Forged Products, which serves the same major markets as Investment Cast Products, experienced strong demand from the Power Generation market and solid growth in its aerospace business during fiscal 2001. Operating margins were favorably impacted by the higher volume, improved productivity and the realization of synergies associated with the acquisition of Wyman-Gordon.

Fluid Management Products

        The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products under various brand names, which include PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy, and other applications; E/One grinder pumps for low-pressure sewer systems; and Newmans, General, TBV, TECHNO, Barber, OIC, PCC Ball Valves, Sterom, AOP, Reiss, Technova, Wouter Witzel, CW and ConVey valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Fiscal 2002 compared with fiscal 2001

        Fiscal 2002 sales for Fluid Management Products were $361.1 million, as compared to $318.7 million in fiscal 2001, an increase of 13 percent. The segment's operating income also increased from $11.8 million in fiscal 2001 to $18.4 million in fiscal 2002, an increase of 56 percent. The improved sales level was due to stronger demand from the municipal wastewater, petroleum exploration/processing, oil, gas and power generation markets. The operating income improvement was due to the higher sales levels coupled with cost reductions related to the consolidation of European operations.

        Overall, the Fluid Management Products segment should benefit from top-line growth in fiscal 2003, and should experience improvements in operating profit from the increased volume coupled with benefits realized from the consolidation of European manufacturing and the impact of material sourcing initiatives.

Fiscal 2001 compared with fiscal 2000

        Fiscal 2001 sales for Fluid Management Products were $318.7 million, as compared to $291.6 million in fiscal 2000, an increase of 9 percent. The segment's operating income decreased from $15.0 million in fiscal 2000 to $11.8 million in fiscal 2001. The sales improvement was due to higher sales in the construction, municipal and power generation sectors. The segment's operating margins were adversely affected by delays in the consolidation of the European valve businesses, weakness in the oil and gas industry, soft market conditions in the general industrial sector, pricing and volume issues in Europe and increased ramp-up costs related to anticipated volume increases.

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

Fiscal 2002 compared with fiscal 2001

        The Industrial Products segment's sales decreased by 17 percent, from $199.3 million in fiscal 2001 to $166.4 million in fiscal 2002, and its operating income decreased by $5.6 million, from $1.1 million in fiscal 2001 to a loss of $4.5 million in fiscal 2002. The segment's sales decline was due to the continued impact of the downturn in the machine tool, automotive, electronics and general industrial markets, coupled with softness in the pulp and paper industry. Operating results were significantly impacted by the lower sales volume, partially offset by the benefit of restructuring efforts undertaken during the year.

        The industrial products segment will continue to be impacted during fiscal 2003 by softness in the machine tool sector, partially offset by anticipated recovering demand from the automotive consumer parts and electronics markets, coupled with share gains in the pulp and paper market due to product line expansion and new product introductions. Operating margins should show improvement as a result of fiscal 2002 restructuring activities throughout the segment.

Fiscal 2001 compared with fiscal 2000

        The Industrial Products segment's sales decreased by 9 percent, from $219.2 million in fiscal 2000 to $199.3 million in fiscal 2001, and its operating income decreased from $6.6 million to $1.1 million. The decline in sales was due to soft market conditions in the automotive sector and continued price pressures in the Machine Tool market, particularly in Europe, as a result of Asian competition. In addition, PCC Pittler was sold at the beginning of the fourth quarter, which further reduced sales volume in fiscal 2001. At J&L Fiber Services, lower sales due to consolidation within the Pulp and Paper market negatively impacted both top and bottom-line performance. AFT, on the other hand, contributed solid results as the business expanded its customer base and improved productivity.

Interest and taxes

        Net interest expense in fiscal 2002 was $66.2 million, as compared with $81.0 million in fiscal 2001. The lower expense reflects lower debt levels as a result of strong earnings, improved working capital management and lower effective borrowing rates during fiscal 2002.

        The effective tax rate for the year was 69 percent, compared with 40 percent in the prior year. The increase in the fiscal 2002 rate was due to the Company receiving no tax benefits related to the $92.1 million write-off of goodwill included in the asset impairment charges in the second and third quarters. Excluding the impact of the restructuring and asset impairment charges, the effective tax rate would have been 40 percent.

Liquidity and capital resources

        Total capitalization at March 31, 2002 was $1,853.3 million, consisting of $901.5 million of debt and $951.8 million of equity. The debt-to-capitalization ratio was 48.6 percent compared with 53.9 percent at the end of the prior fiscal year.

        Cash requirements for the year included $125.3 million for capital expenditures, $47.9 million for business acquisitions, $153.1 million of net debt repayment and $6.2 million for dividends. These requirements were funded from cash generated by earnings of $258.6 million, $51.8 million of working capital decreases and $18.0 million from the sale of common stock through the Employee Stock Purchase Plan and stock option exercises.

        Capital spending in fiscal 2002 principally provided for maintenance and growth in the Forged Products segment, increased IGT capacity in the Investment Cast Products segment, and manufacturing improvements in the Fluid Management segment. Fiscal 2003's capital spending, which is expected to be at least 15 percent lower than the spending in fiscal 2002, principally provides for product-line expansion and projects necessary to reduce costs and maintain production in the Forged Products segment, projects carried over from fiscal 2002 to support increased demand for IGT products and for cost savings within the Investment Cast Products segment, and additional investments in the Fluid Management Products and Industrial Products segments to provide for increased capacity and cost reductions, as well as for other normal requirements to maintain production and provide safety.

        Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash generated from operations, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Contractual obligations and commercial commitments

        The Company is obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents the significant contractual cash obligations of PCC as of March 31, 2002 (in millions).

Contractual Cash Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$748.2	$51.2	$80.3	$290.3	$172.3	$0.3	$153.8
Operating leases	46.4	10.7	9.2	7.1	5.8	4.7	8.9

	$794.6	$61.9	$89.5	$297.4	$178.1	$5.0	$162.7

Critical accounting policies

        The Company has identified the policies below as critical to PCC's business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on PCC's business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated

Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

        The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed.

Accounts receivable reserve

        The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where PCC is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Company reasonably expects will be collected. In addition, the Company recognizes reserves for bad debts based on estimates developed by using standard quantitative measures based on historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the PCC considers these balances adequate and proper, changes in economic conditions in the markets in which the Company operates could have a material effect on the required reserve balances.

Valuation of inventories

        All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost for work in process and metal inventories at a significant number of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. The Company regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Therefore, although management makes every effort to ensure the accuracy of forecast demand, any significant unanticipated changes in demand could have a significant impact on the value of PCC's inventories and reported operating results.

Goodwill and acquired intangibles

        From time to time, the Company acquires businesses in purchase transactions that typically result in goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Recently issued accounting standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. PCC does not expect that the adoption of SFAS No. 141 will have a material effect on its consolidated financial position or results of operations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. PCC does not believe that the adoption of SFAS No. 142 will result in an impairment charge. Goodwill amortization expense for fiscal 2002 was $28.1 million.

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. SFAS No. 143 is effective for the Company for the fiscal year beginning April 1, 2003. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the Company for the fiscal year beginning April 1, 2002. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required and plans to adopt the provisions of SFAS No. 145 effective March 31, 2003. The Company has not yet assessed the impact of SFAS No. 145 on its financial statements.

Forward-looking statements

        Information included within this Annual Report describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, fluid management, machine tool, pulp and paper and other general industrial cycles; the relative success of the Company's entry into new markets, such as industrial gas turbine and airframe components; competitive pricing; the financial viability of the Company's significant customers; the availability and cost of energy, materials and supplies; equipment failures; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

CONSOLIDATED STATEMENTS OF INCOME
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Fiscal Years Ended
(In millions, except per share data)	March 31, 2002	April 1, 2001	April 2, 2000
Net sales	$2,557.4	$2,326.3	$1,673.7
Cost of goods sold	1,977.6	1,809.8	1,306.9
Selling and administrative expenses	233.2	217.5	176.2
Provision for restructuring	16.3	8.7	7.4
Impairment of long-lived assets	129.1	0.7	1.7
Other income	—	—	4.2
Interest expense, net	66.2	81.0	47.1

Income before provision for income taxes	135.0	208.6	138.6
Provision for income taxes	92.6	83.7	53.3

Net income	$42.4	$124.9	$85.3

Net income per common share (basic)	$0.82	$2.50	$1.74
Net income per common share (diluted)	$0.81	$2.45	$1.73

Net income per common share data for the fiscal year ended April 2, 2000 have been restated for the effects of a two-for-one stock split in September 2000.

See Notes to Consolidated Financial Statements on pages 34 through 44.

CONSOLIDATED BALANCE SHEETS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

(In millions, except share data)	March 31, 2002	April 1, 2001
Assets
Current assets:
Cash and cash equivalents	$38.1	$40.1
Receivables, net of reserves of $6.4 in 2002 and $9.4 in 2001	352.3	398.0
Inventories	412.6	363.3
Prepaid expenses	21.7	17.9
Deferred income taxes	53.8	41.8

Total current assets	878.5	861.1

Property, plant and equipment:
Land	22.1	21.3
Buildings and improvements	194.7	189.6
Machinery and equipment	690.8	590.5
Construction in progress	69.8	60.2

	977.4	861.6
Less—accumulated depreciation	(387.3)	(326.8)

Net property, plant and equipment	590.1	534.8

Goodwill and acquired intangibles, net of accumulated amortization of $90.2 in 2002 and $78.8 in 2001	994.0	1,073.7
Deferred income taxes	17.5	15.6
Other assets	84.8	87.7

	$2,564.9	$2,572.9

Liabilities and Shareholders' Investment
Current liabilities:
Short-term borrowings	$153.3	$152.8
Long-term debt currently due	51.2	61.4
Accounts payable	242.4	199.7
Accrued liabilities	237.3	226.3
Income taxes payable	42.9	21.3

Total current liabilities	727.1	661.5

Long-term debt	697.0	838.5
Pension and other postretirement benefit obligations	151.0	132.0
Other long-term liabilities	38.0	39.1
Commitments and contingencies
Shareholders' investment:
Common stock, $1 stated value, authorized—300,000,000 shares; issued and outstanding 2002—52,158,364 and 2001—51,340,758 shares	52.2	51.3
Paid-in capital	214.8	191.6
Retained earnings	731.7	695.5
Accumulated other comprehensive loss, net:
Foreign currency translation	(38.0)	(36.6)
Derivatives qualifying as hedges	(6.1)	—
Minimum pension liability	(2.8)	—

Total shareholders' investment	951.8	901.8

	$2,564.9	$2,572.9

See Notes to Consolidated Financial Statements on pages 34 through 44.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Fiscal Years Ended
(In millions)	March 31, 2002	April 1, 2001	April 2, 2000
Cash flows from operating activities:
Net income	$42.4	$124.9	$85.3
Non-cash items included in income:
Depreciation and amortization	100.7	102.4	74.2
Deferred income taxes	(13.6)	15.8	(16.9)
Write-down of long-lived assets	129.1	0.7	1.7
Changes in operating working capital, excluding effects of acquisitions:
Receivables	43.0	(54.4)	44.9
Inventories	(37.5)	(23.3)	15.7
Payables, accruals and current taxes	50.3	8.5	(17.3)
Other	(4.0)	3.5	(5.9)

Net cash provided by operating activities	310.4	178.1	181.7

Cash flows from investing activities:
Acquisitions of businesses	(47.9)	(74.2)	(675.0)
Capital expenditures	(125.3)	(90.2)	(49.3)
Dispositions of businesses and other	3.5	28.7	64.4

Net cash used by investing activities	(169.7)	(135.7)	(659.9)

Cash flows from financing activities:
Issuance of long-term debt	212.6	81.3	612.3
Repayment of long-term debt	(364.5)	(113.2)	(247.4)
Net (decrease) increase in short-term borrowings	(1.2)	8.5	124.9
Common stock issued	18.0	36.1	3.9
Cash dividends	(6.2)	(5.9)	(5.9)
Other	(1.4)	(26.7)	(6.8)

Net cash (used) provided by financing activities	(142.7)	(19.9)	481.0

Net (decrease) increase in cash and cash equivalents	(2.0)	22.5	2.8
Cash and cash equivalents at beginning of year	40.1	17.6	14.8

Cash and cash equivalents at end of year	$38.1	$40.1	$17.6

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$69.5	$85.3	$44.5
Income taxes, net of refunds received	$74.3	$81.8	$31.9
Non-cash investing and financing activity:
Common stock issued for business acquisition	$6.1	$—	$—

See Notes to Consolidated Financial Statements on pages 34 through 44.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
PRECISION CASTPARTS CORP. AND SUBSIDIARIES

	Common Stock Outstanding
					Accumulated Other Comprehensive Loss
(In millions)			Paid-in Capital	Retained Earnings		Total Comprehensive Income
	Shares	Amount
Balance at March 28, 1999	24.5	$24.5	$178.4	$497.1	$(2.6)
Common stock issued	0.1	0.1	3.8	—	—
Cash dividends ($0.12 per share)	—	—	—	(5.9)	—
Net income	—	—	—	85.3	—	$85.3
Translation adjustments	—	—	—	—	(6.8)	(6.8)

Balance at April 2, 2000	24.6	24.6	182.2	576.5	(9.4)	$78.5

Common stock issued	1.9	1.9	34.2	—	—
Cash dividends ($0.12 per share)	—	—	—	(5.9)	—
Two-for-one stock split	24.8	24.8	(24.8)	—	—
Net income	—	—	—	124.9	—	$124.9
Translation adjustments	—	—	—	—	(27.2)	(27.2)

Balance at April 1, 2001	51.3	$51.3	$191.6	$695.5	$(36.6)	$97.7

Common stock issued pursuant to stock plans	0.7	0.7	17.3	—	—
Common stock issued for business acquisition	0.2	0.2	5.9	—	—
Cash dividends ($0.12 per share)	—	—	—	(6.2)	—
Net income	—	—	—	42.4	—	$42.4
Translation adjustments	—	—	—	—	(1.4)	(1.4)
Gains (losses) on derivatives:
Cumulative accounting changes, net of $3.0 tax	—	—	—	—	(4.9)	(4.9)
Periodic revaluations, net of $4.1 tax	—	—	—	—	(6.7)	(6.7)
Realized in income, net of $3.4 tax	—	—	—	—	5.5	5.5
Minimum pension liability, net of $1.8 tax	—	—	—	—	(2.8)	(2.8)

Balance at March 31, 2002	52.2	$52.2	$214.8	$731.7	$(46.9)	$32.1

See Notes to Consolidated Financial Statements on pages 34 through 44.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Precision Castparts Corp. and Subsidiaries

(In millions, except option share and per share data)

Summary of significant accounting policies

        Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' investment or net income.

Principles of consolidation

        The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC" or "the Company") and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. PCC's fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid short-term investments with an original maturity of three months or less. These investments are available-for-sale with market values approximating cost.

Valuation of inventories

        All inventories are stated at the lower of cost or current market values. Cost for work in process and metal inventories at a significant number of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead.

Property, plant and equipment

        Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line or declining balance method based on the estimated service lives of the assets. Estimated service lives are 20-30 years for buildings and improvements, 5-15 years for machinery and equipment and 3-5 years for computer hardware and software. Depreciation expense was $69.5 million, $70.1 million and $51.0 million in fiscal 2002, 2001 and 2000, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material. Expenditures for maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangibles

        Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and has been amortized using the straight-line method generally over 40 years. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations initiated after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 has not been amortized. See "Recently Issued Accounting Standards."

        Acquired intangibles are amortized using the straight-line method and include the following: territory access rights, 30 years; non-compete agreements, 3-6 years; customer base, 5-15 years; and developed technology, 10-20 years.

Long-lived assets

        When events or circumstances indicate the carrying value of a long-lived asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company then considers estimated fair market value versus carrying value in determining any potential impairment.

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

        The Company accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 in the first quarter of fiscal 2002 resulted in an unrecognized loss of $4.9 million, net of tax, as a cumulative effect adjustment of accumulated other comprehensive income.

        As discussed in the "Financing Arrangements" note, the Company was committed to an interest rate swap on floating debt at March 31, 2002. Other immaterial instruments in place at year end included hedges to cover exposures related to foreign currencies and raw materials used in certain of the Company's facilities. At March 31, 2002, and April 1, 2001, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

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

Revenue recognition

        The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed.

Environmental costs

        The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Total environmental reserves accrued at March 31, 2002 and April 1, 2001 were $33.5 million and $34.2 million, respectively. The amounts accrued relate to estimated liabilities at multiple locations, with no single location having a material exposure.

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

Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on PCC's consolidated financial position or results of operations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. PCC does not believe that the adoption of SFAS No. 142 will result in an impairment charge. Goodwill amortization expense for fiscal 2002 was $28.1 million.

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. SFAS No. 143 is effective for the Company for the fiscal year beginning April 1, 2003. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the Company for the fiscal year beginning April 1, 2002. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required and plans to adopt the provisions of

SFAS No. 145 effective March 31, 2003. The Company has not yet assessed the impact of this Statement on its financial statements.

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

Acquisitions and dispositions of businesses

Acquisitions

        The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates. Pursuant to SFAS No. 142, goodwill acquired after June 30, 2001, which includes the Company's acquisitions in the third and fourth quarters of fiscal 2002, is not amortized. Goodwill generated from acquisitions on or before June 30, 2001 is being amortized using the straight-line method generally based on a 40-year life. Effective April 1, 2002, remaining goodwill will no longer be amortized but will be tested for impairment at least annually.

Fiscal 2002

        In fiscal 2002, PCC acquired the following five entities for a total cost of $54.0 million, of which $47.9 million was paid in cash and $6.1 million was paid in 176,505 shares of PCC common stock based on the market value of the stock at the date of acquisition. Goodwill recognized in these transactions totaled $27.2 million, which is not expected to be deductible for tax purposes. Goodwill was assigned to the Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products segments in the amounts of $0.8 million, $17.6 million, $6.7 million, and $2.1 million, respectively.

        In the first quarter, the Company increased its ownership interest in Design Technologies International ("DTI") from 33 percent to 70 percent for $0.3 million. DTI, which is located in Poland, is operated as part of the Industrial Products segment. The purchase generated $2.1 million of goodwill.

        In the third quarter, the Company acquired American Oilfield Products ("AOP") located in Moore, Oklahoma. AOP manufactures floating and trunnion mounted ball valves and is operated as part of the Fluid Management Products segment. The purchase price of $13.9 million generated $6.5 million of goodwill.

        In the fourth quarter, the Company increased its ownership interest in Western Australian Specialty Alloys Pty Ltd ("WASA") from 25 percent to 100 percent for $27.6 million in cash and 176,505 shares of PCC common stock with a market value of $6.1 million at the date of acquisition. WASA, located in Perth, Australia, produces casting and forging alloys for aircraft engine and industrial gas turbine manufacturers and is operated as part of the Forged Products segment. The purchase generated $17.6 million of goodwill.

        Also during the fourth quarter, PCC acquired Lake Erie Design, a manufacturer of ceramic cores for aerospace and industrial gas turbines and other precision casting applications that are utilized in the Investment Cast Products segment. The purchase price of $5.2 million generated $0.8 million of goodwill.

        Also during the fourth quarter, PCC acquired CW Valve Services. CW Valve Services, located in Houston, Texas, repairs and remanufactures valves for the Fluid Management Products segment. The purchase price of $0.9 million generated $0.2 million of goodwill. Intangible assets acquired were valued at $0.4 million and included a customer base and non-compete agreements.

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

        PCC also acquired the assets of the aerospace division of United Engineering Forgings (Aero) in the first quarter. Located in Lincoln, England, Aero manufactures forged aircraft engine discs, shafts and engine-mounting brackets. Aero has been renamed Wyman-Gordon Lincoln and is included in the operations of the Forged Products segment. The purchase price of $34.3 million generated $23.9 million of goodwill.

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

Fiscal 2000

        During the third quarter of fiscal 2000, PCC purchased 98% of the outstanding shares of common stock of Wyman-Gordon Company ("Wyman-Gordon") pursuant to a cash tender offer. PCC acquired the remaining outstanding shares of common stock of Wyman-Gordon pursuant to a merger on January 12, 2000. The transaction, financed from borrowings under Credit Agreements with Bank of America, N.A., as Agent, was valued at approximately $784.0 million, reflecting shares acquired in the tender offer and merger at $20 per share ($731.0 million), PCC's tender for and subsequent payment of Wyman-Gordon's 8% Senior Notes due 2007 ($150.0 million), less Wyman-Gordon's cash ($97.0 million). The transaction generated goodwill of approximately $571.0 million. Wyman-Gordon, headquartered in Millbury, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the Power Generation and the Oil & Gas and Other Energy markets. Wyman- Gordon's casting businesses operate as part of the Investment Cast Products segment, and the forging businesses comprise the Forged Products segment.

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

        The following represents the pro forma results of the ongoing operations for PCC and Wyman-Gordon as though the acquisition of Wyman-Gordon had occurred at the beginning of fiscal 2000. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of fiscal 2000, nor is it necessarily indicative of future results.

Fiscal	2000
(Unaudited)
Net sales	$2,087.4
Net income	$59.3
Earnings per share (basic)	$1.21
Earnings per share (diluted)	$1.21

        Also during the third quarter of fiscal 2000, PCC acquired the stock of Valtaco, which was headquartered in Switzerland. Valtaco manufactures quarter-turn three-piece ball valves and sells these valves along with complementary valve products through subsidiaries in Switzerland, Germany and Scotland. The purchase price of $7.0 million generated $4.2 million of goodwill. Valtaco operates as part of the Fluid Management Products segment.

        PCC also acquired the assets of Reiss Engineering, which was located in England, in the third quarter of fiscal 2000. Reiss manufactures quarter-turn knife gate valves and operates as part of the Fluid Management Products segment. The purchase price of $2.7 million generated $1.9 million of goodwill.

        During the fourth quarter of fiscal 2000, PCC acquired the stock of Technova, which was headquartered in Switzerland, and its two subsidiaries. Technova manufactures high-performance engineered plastic or polymer lined valves for systems designed to handle corrosive and/or abrasive fluids and pure liquids. The subsidiaries are sales and distribution operations, which were located in Germany and the U.S. The purchase price of $14.0 million generated $8.0 million of goodwill. The Company also acquired a small U.S.-based distributor, MMG, for $0.3 million. Technova and MMG operate as part of the Fluid Management Products segment.

Dispositions

Fiscal 2002

        During the third quarter of fiscal 2002, the Company sold the machinery, inventory, receivables and customer lists of the Carmet Company for $5.6 million. Carmet Company had operated within the Investment Cast Products segment. An impairment charge of $19.7 million was recorded in the second quarter of fiscal 2002, concurrent with management's decision to dispose of the business.

Fiscal 2001

        During the third quarter of fiscal 2001, the Company sold the assets of Scaled Composites, Inc. for $6.0 million. Scaled Composites was acquired as part of the acquisition of Wyman-Gordon and had been classified as an asset-held-for-sale. The disposition generated no gain or loss for the Company.

        During the fourth quarter of fiscal 2001, the Company received a $14.4 million 10-year note receivable for the Company's interest in Pittler GmbH, which had been operated as part of the Industrial Products segment. During the second quarter of fiscal 2002, the note was written off due to the bankruptcy of Pittler. The write-off was recorded as a charge to impairment of long-lived assets.

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

Restructuring, asset impairment and other non-recurring charges

        The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	2002	2001	2000
Provision for restructuring:
Severance	$11.6	$3.5	$7.4
Other	4.7	5.2	—
Impairment of long-lived assets	129.1	0.7	1.7

	145.4	9.4	9.1
Income tax benefit	(18.5)	(3.0)	(3.8)

	$126.9	$6.4	$5.3

        The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	2002	2001	2000
Restructuring reserve at beginning of period	$5.8	$6.7	$1.1
Current year charges	16.3	8.7	7.4
Current year utilization	(7.8)	(9.6)	(1.8)

Restructuring reserve at end of period	$14.3	$5.8	$6.7

Fiscal 2002

        During the second and third quarters of fiscal 2002, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $145.4 million. The tax-effected impact of these charges totaled $126.9 million or $2.43 per share (diluted).

        During the second quarter of fiscal 2002, PCC established a reserve totaling $5.6 million pursuant to restructuring plans to consolidate European valve production operations within the Fluid Management Products segment and downsize operations within the Industrial Products Segment. The reserve consisted of $2.1 million for employee severance and $3.5 million for other exit costs, including incremental costs and contractual obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of the restructuring plans. These restructuring plans provided for termination of approximately 105 employees. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by June 30, 2002. The tax-effected impact of these charges totaled $4.0 million, or $0.08 per share (diluted).

        Charges totaling $34.5 million were taken in the second quarter of fiscal 2002 for impairment of long-lived assets. A $19.7 million charge provided for the write-down of the assets of an unprofitable business to net realizable value less exit costs. The business manufactured carbide products for various industrial markets and was included in the Investment Cast Products segment. Net realizable value was based on estimates of proceeds upon sale or collection of the assets. Substantially all of the assets were sold in the third quarter of fiscal 2002. The second quarter impairment charge also included $12.6 million for the write-off of a long-term note receivable, included in other assets, from a previously owned company that has declared bankruptcy. Fixed asset costs of $2.2 million were also included in the impairment charge primarily for write-off of fixed assets associated with the restructuring of European operations within the Fluid Management Products segment. The tax-effected impact of these charges totaled $24.1 million, or $0.46 per share (diluted).

        During the third quarter of fiscal 2002, PCC established a reserve of $10.7 million for employee severance ($9.5 million) and other exit costs ($1.2 million) associated with downsizings within the Investment Cast Products and Forged Products segments due to expected declines in commercial aerospace sales, continued downsizing of operations within the Industrial Products Segment and consolidation of European valve production operations within the Fluid Management Products segment. The other exit costs included lease termination costs resulting from the restructuring plans. The restructuring plan provided for terminations of approximately 900 employees, or 6 percent of the Company's workforce. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by September 29, 2002. The tax-effected impact of these charges totaled $7.2 million, or $0.14 per share (diluted).

        Also during the third quarter of fiscal 2002, the Company incurred charges for impairment of long-lived assets totaling $94.6 million. The Company recognized a non-cash asset impairment charge of $92.4 million related to PCC Specialty Products, a division within the Industrial Products segment. This charge consisted of $86.6 million for goodwill impairment and $5.8 million for impairment of property, plant and equipment. PCC Specialty Products has experienced substantial declines in sales and operating cash flow within its threading tool and punch component businesses as a result of the prolonged and significant downturn in the machine tool market, as well as the more recent deterioration in the automotive market. Given the significant changes in business conditions, PCC performed an evaluation of the recoverability of the long-lived assets of these businesses and determined that the estimated future undiscounted cash flows of the assets were insufficient to recover their related carrying values. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment charge was recorded to reduce the carrying amount of the assets to fair value based on the estimated present value of expected future cash flows of the businesses. Also included in the asset impairment charge were the write-downs of fixed assets associated with the third quarter's restructuring activity, which totaled $2.2 million. The tax-effected impact of these charges totaled $91.6 million, or $1.75 per share (diluted).

Fiscal 2001

        During the third quarter of fiscal 2001, PCC recorded pre-tax charges of $9.4 million related to restructuring activities and other non-recurring items. Reserves totaling $8.7 million were established for the write-off of the Company's investment in a joint venture in India ($4.8 million), as well as for severance costs ($3.5 million) and other exit costs ($0.4 million) associated with the closure of a small aerospace repair operation within the Investment Cast Products segment and the elimination of machining operations in Scotland as the machining operations are now being performed in a new machining plant in the Czech Republic within the Forged Products segment. As of March 31, 2002, these actions had been substantially completed as planned. In addition, asset impairment charges totaling $0.7 million were taken to write down property, plant and equipment as a result of the restructuring activities. The tax-effected impact of these charges totaled $6.4 million or $0.13 per share (diluted).

Fiscal 2000

        During the third quarter of fiscal 2000, the Company recorded pretax charges totaling $9.1 million related to restructuring activities and asset impairments. A $7.4 million reserve was established for severance associated with the consolidation and downsizing of operations within the Industrial Products segment. The restructuring efforts were substantially completed as planned in fiscal 2001. The asset impairment charges totaling $1.7 million were provided for the write-down of assets in the Industrial Products and Investment Cast Products segments, partially offset by the favorable disposition of a previous non-recurring charge. The tax-effected impact of these charges totaled $5.3 million or $0.11 per share (diluted).

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

        The fair value of long-term debt was estimated using the Company's year-end incremental borrowing rate for similar types of borrowing arrangements. The amounts reported in the consolidated balance sheets for long-term debt approximate fair value. The fair value of the interest rate protection related to the swap underlying the term loan was $10.0 million at March 31, 2002 and $7.8 million at April 1, 2001.

Concentration of credit risk

        Approximately 52 percent of PCC's business activity in fiscal year 2002 was with companies in the aerospace industry, and 23 percent of total sales were to General Electric. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Inventories

        Inventories consisted of the following:

	March 31, 2002	April 1, 2001
Finished goods	$66.8	$76.0
Work-in-process	214.0	195.1
Raw materials and supplies	116.1	87.3

	396.9	358.4
LIFO Provision	15.7	4.9

	$412.6	$363.3

        Approximately 50 percent of total inventories at March 31, 2002 were valued on a LIFO basis.

Goodwill and acquired intangibles

        Goodwill and acquired intangibles consisted of the following:

	March 31, 2002	April 1, 2001
Goodwill	$1,074.3	$1,152.5
Acquired intangibles	9.9	—
Accumulated amortization	(90.2)	(78.8)

	$994.0	$1,073.7

        During fiscal 2002, the Company acquired $0.4 million of intangible assets with the acquisition of CW Valve Services and $9.5 million through the purchases of territory access rights and a product line. The gross carrying amount of the Company's acquired intangible assets were as follows:

	March 31, 2002	April 1, 2001
Territory access rights	$5.8	$—
Non-compete agreements	1.5	—
Customer base	1.7	—
Developed technology	0.9	—

	$9.9	$—

        Amortization expense for acquired intangible assets in fiscal 2002 was not significant. Future amortization expense related to intangible assets acquired as of March 31, 2002 is estimated to be $0.6 million for each of the succeeding five fiscal years.

Accrued liabilities

        Accrued liabilities consisted of the following:

	March 31, 2002	April 1, 2001
Salaries and wages payable	$91.0	$87.6
Other accrued liabilities	146.3	138.7

	$237.3	$226.3

Financing arrangements

        Long-term debt is summarized as follows:

	March 31, 2002	April 1, 2001
8.75% Notes due fiscal 2005	$200.0	$200.0
6.75% Notes due fiscal 2008	150.0	150.0
Term Loan, 6.9% at March 31, 2002, payable quarterly in various amounts through fiscal 2006	310.0	370.0
Revolving credit facility due fiscal 2006, 2.9% at March 31, 2002	82.0	30.0
Commercial paper	—	143.3
Industrial Development Revenue Bonds and other, variable interest rates, 2-4% at March 31, 2002, payable annually through fiscal 2016	6.2	6.6

	748.2	899.9
Less: Long-term debt currently due	51.2	61.4

	$697.0	$838.5

        Long-term debt maturing in each of the next five fiscal years is $51.2 million in 2003, $80.3 million in 2004, $290.3 million in 2005, $172.3 million in 2006 and $0.3 million in 2007.

        The Company has a bank credit agreement for $710.0 million ("Credit Agreement"). The Credit Agreement includes a $310.0 million term loan facility and a $400.0 million revolving credit facility. At March 31, 2002, $312.0 million of the Credit Agreement was unused and available for borrowing. Borrowings under both the term loan and the revolving credit facility include a margin based on the Company's credit ratings.

        The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. The 6.75% Notes and 8.75% Notes also contain various standard financial covenants. The Company's debt agreements also contain cross default provisions. At March 31, 2002, the Company was in compliance with all restrictive provisions of its loan agreements.

        At March 31, 2002, the Company had swapped floating rate term loan debt into fixed rate debt at 5.9%. The amount of the swap decreases as the term loan is repaid through September 2005. In connection with issuance of the 8.75% Notes, the Company hedged the underlying Treasury bond rate in June 1999 and realized a $5.6 million benefit on the hedge, which is being amortized over the life of the 8.75% Notes. The benefit resulted in an effective reduction of the coupon rate to 8.19%. An additional portion of the hedge was terminated before the bonds were sold, resulting in a $4.2 million gain, which was included in "Other Income" in the fourth quarter of fiscal 2000.

        Short-term borrowings at March 31, 2002 include $150.0 million under a 364-day Credit and Security Agreement ("Receivable Facility"). The amount of borrowings allowable under the Receivable Facility is a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million. The weighted average interest rate on short-term borrowings was 2.2% at March 31, 2002 and 5.7% at April 2, 2001.

Income taxes

        Income before provision for income taxes was:

Fiscal	2002	2001	2000
Domestic	$129.5	$193.3	$129.6
Foreign	5.5	15.3	9.0

Total pretax income	$135.0	$208.6	$138.6

        The provision for income taxes consisted of the following:

Fiscal	2002	2001	2000
Current taxes:
Federal	$86.5	$65.4	$49.8
Foreign	5.4	9.8	9.8
State	14.6	7.4	7.6

	106.5	82.6	67.2
Change in deferred income taxes	(13.9)	1.1	(13.9)

Provision for income taxes	$92.6	$83.7	$53.3

        United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits. As of March 31, 2002, undistributed earnings of international subsidiaries were $90.4 million.

        Certain acquisitions yielded nondeductible goodwill, which is reflected in the tax rate reconciliation below, and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

        A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal	2002	2001	2000
Statutory federal rate	35%	35%	35%
Effect of:
State taxes, net of federal benefit	6	2	3
Goodwill amortization and impairment	30	4	4
Foreign Sales Corporation tax benefit	(4)	(2)	(3)
Valuation allowance	2	1	1
Other, net	—	—	(2)

Effective rate	69%	40%	38%

        The increase in the fiscal 2002 effective rate was due to the Company receiving no tax benefits related to the $92.1 million write-off of goodwill included in impairment of long-lived assets. Excluding the impact of the restructuring and asset impairment charges, the effective tax rate would have been 40 percent.

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

        Significant components of the Company's deferred tax assets and liabilities were as follows:

	March 31, 2002	April 1, 2001
Deferred tax assets arising from:
Expense accruals	$62.0	$51.8
Post-retirement benefits other than pensions	20.9	20.9
Pension accruals	34.4	25.2
Tax loss carryforwards	2.5	0.2
Tax credit carryforwards	3.2	3.2
Inventory reserves	18.5	10.9
Foreign operations	0.1	0.1
Valuation allowances	(4.8)	(2.3)

Gross deferred tax assets	136.8	110.0

Deferred tax liabilities arising from:
Depreciation/amortization	(43.9)	(37.5)
Inventory basis differences	(18.0)	(11.5)
Foreign operations	(2.8)	(2.8)
Other	(0.8)	(0.8)

Gross deferred tax liabilities	(65.5)	(52.6)

Net deferred tax asset	$71.3	$57.4

        The Company has provided valuation allowances for domestic and foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

        The Company reports earnings per share in accordance with Statement No. 128, "Earnings per Share." Basic earnings per share have been computed based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share also consider common shares issuable under an employee stock purchase plan and stock option plans. Share data for fiscal 2000 have been restated for the effects of a two-for-one stock split in September 2000.

	2002		2001		2000
Fiscal
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$42.4	$42.4	$124.9	$124.9	$85.3	$85.3

Average shares outstanding	51.6	51.6	50.0	50.0	49.0	49.0
Common shares issuable	—	0.7	—	0.9		0.2

Average shares outstanding assuming dilution	51.6	52.3	50.0	50.9	49.0	49.2

Net income per common share	$0.82	$0.81	$2.50	$2.45	$1.74	$1.73

        Stock options to purchase 1.1 million shares for fiscal 2002, 0.4 million shares for fiscal 2001 and 1.1 million shares for fiscal 2000 were not dilutive, and therefore, were not included in the computations of diluted net income per common share amounts.

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

			Other Postretirement Benefits
	Pension Benefits
Fiscal
	2002	2001	2002	2001
Change in plan assets:
Beginning fair value of plan assets	$496.9	$502.7	$—	$—
Actual return on plan assets	(27.6)	6.9	—	—
Business acquisition	—	8.2	—	—
Company contributions	12.4	11.2	7.5	6.5
Plan participants' contributions	2.7	2.5	—	—
Benefits paid	(23.3)	(22.4)	(7.5)	(6.5)
Exchange rate and other	(0.2)	(12.2)	—	—

Ending fair value of plan assets	$460.9	$496.9	$—	$—

Change in projected benefit obligations:
Beginning projected benefit obligations	$542.9	$477.6	$59.9	$60.3
Service cost	21.6	19.4	0.3	0.3
Interest cost	37.6	35.2	4.4	4.7
Plan participants' contributions	2.7	2.5	—	—
Amendments	0.3	(1.2)	—	—
Business acquisition	—	9.3	—	—
Actuarial losses	12.1	34.1	10.6	1.1
Benefits paid	(23.3)	(22.5)	(7.5)	(6.5)
Exchange rate and other	(0.3)	(11.5)	—	—

Ending projected benefit obligations	$593.6	$542.9	$67.7	$59.9

Reconciliation to balance sheet amounts:
Fair value of plan assets less than projected benefit obligations	$(132.7)	$(46.0)	$(67.7)	$(59.9)
Unrecognized net loss (gain)	85.3	6.4	7.8	(3.1)
Unrecognized prior service cost	9.1	9.6	(0.5)	(0.5)
Unrecognized net transition obligation	3.7	3.7	—	—

Net pre-tax amount recognized	$(34.6)	$(26.3)	$(60.4)	$(63.5)

Amounts recognized in the balance sheets:
Other assets	$32.6	$28.3	$—	$—
Accrued liabilities	(8.5)	(2.3)	—	—
Pension and postretirement benefit obligations	(63.3)	(52.3)	(60.4)	(63.5)
Accumulated comprehensive income	4.6	—	—	—

Net pre-tax amount recognized	$(34.6)	$(26.3)	$(60.4)	$(63.5)

        Other assets include $26.4 million of prepaid benefit cost and $6.2 million intangible assets.

        Assets of the pension plans are invested primarily in equities and fixed income investments.

        Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

Fiscal	2002	2001
Projected benefit obligation	$(100.7)	$(51.7)
Accumulated benefit obligation	$(92.4)	$(46.9)
Fair value of plan assets	$54.0	$18.4

        The assumptions used in determining the benefit obligations in 2002 and 2001 were as follows:

	Pension Benefits		Other Postretirement Benefits
Fiscal
	2002	2001	2002	2001
Discount rate	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	5.00%	5.00%	—	—

        The health care cost trend rate to be used in fiscal 2003 ranges from 5% to 12% and is expected to be 5% thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$0.4	$(0.3)
Effect on postretirement benefit obligation	$4.8	$(4.2)

The net cost for the Company's pension plans consisted of the following components:

Fiscal	2002	2001	2000
Service cost	$21.6	$19.4	$17.1
Interest cost	37.6	35.2	20.7
Expected return on plan assets	(42.4)	(42.6)	(22.4)
Other, net	2.2	—	0.4

Net pension cost	$19.0	$12.0	$15.8

        The cost of postretirement benefits other than pensions consisted of the following components:

Fiscal	2002	2001	2000
Service cost	$0.3	$0.3	$0.3
Interest cost	4.4	4.7	1.4
Other, net	(0.2)	(0.2)	(1.5)

Postretirement benefit cost	$4.5	$4.8	$0.2

        The cost of contributions to the Company's 401(k) savings plans was $9.2 million, $8.9 million and $7.1 million in 2002, 2001 and 2000, respectively.

Commitments and contingencies

        The Company leases certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2002 are as follows:

Fiscal year
2003	$10.7
2004	9.2
2005	7.1
2006	5.8
2007	4.7
Thereafter	8.9

$46.4

Total rent expense for all operating leases was $11.1 million, $9.5 million and $9.5 million for fiscal 2002, 2001 and 2000, respectively.

        Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on PCC's consolidated financial position, results of operations, cash flows or business.

Shareholders' investment

        Authorized shares of common stock without par value consisted of 300.0 million shares at March 31, 2002, April 1, 2001, and April 2, 2000. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 31, 2002, April 1, 2001, and April 2, 2000.

Stock-based compensation plans

        PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. The Compensation Committee of the Board of Directors determines awards under the officer and employee stock incentive plans. To date, all awards under the stock incentive plans have been nonqualified stock option grants. The Committee fixes the time limit within which options may be exercised and other exercise terms. In fiscal 2002, the directors' plan was amended to provide for the granting of options for 2,000 shares annually to each outside director. Option prices of the plans to date have been at the fair market value on the date of grant. Options become exercisable in installments from one to four years from the date of grant and generally expire seven to ten years from the date of grant.

        Summarized information relative to the Company's stock incentive plans is as follows:

	Option Shares	Average Price(1)
Outstanding at March 28, 1999	2,828,000	22.11
Granted	1,798,000	14.00
Exercised	(104,000)	9.23
Expired or cancelled	(274,000)	24.12

Outstanding at April 2, 2000	4,248,000	18.86
Granted	1,263,000	34.20
Exercised	(1,236,000)	18.09
Expired or cancelled	(104,000)	22.41

Outstanding at April 1, 2001	4,171,000	23.64
Granted	1,578,000	24.64
Exercised	(384,000)	19.85
Expired or cancelled	(355,000)	23.32

Outstanding at March 31, 2002	5,010,000	$24.27

Exercisable at April 2, 2000	1,396,000	$20.27
Exercisable at April 1, 2001	1,036,000	$22.32
Exercisable at March 31, 2002	1,663,800	$23.71

(1)
Weighted average exercise price.

        The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2003 to fiscal 2012. At March 31, 2002, 3,053,000 stock incentive plan shares were available for future grants.

        Summarized information about stock options outstanding and exercisable at March 31, 2002, is as follows:

	Outstanding			Exercisable
Exercise Price Range	Option Shares	Average Life(1)	Average Price(2)	Option Shares	Average Price(2)
Under $14.0	1,147,000	7.4	$13.69	430,000	$13.50
$14.1 to $24.0	903,000	6.3	22.05	594,000	22.07
$24.1 to $24.5	1,500,000	9.6	24.14	—	—
$24.6 to $35.0	406,000	5.7	30.11	381,000	29.91
Over $35.0	1,054,000	8.6	35.62	259,000	35.29

	5,010,000	8.0	$24.27	1,664,000	$23.71

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

        Disclosures required by Statement No. 123, "Accounting for Stock-Based Compensation," are as follows:

Fiscal	2002	2001	2000
Weighted average fair value of grants:
Per option(1)	$9.87	$12.40	$5.23
Per purchase right(1)(2)	$7.90	$4.35	$3.62
Valuation assumptions:
Risk-free interest rate	4.9%	4.7%	6.4%
Dividend yield	0.6%	0.6%	0.6%
Volatility	37.8%	34.7%	32.0%
Expected life (years)	5	5	5
Pro forma effects:
Net income(3)	$35.4	$120.5	$81.7
Net income per common share (basic)	$0.69	$2.41	$1.67
Net income per common share (diluted)	$0.68	$2.37	$1.66

(1)
Estimated using Black-Scholes option pricing model

(2)
Purchase rights granted under employee stock purchase plan

(3)
Net income in millions

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

Derivatives and hedging activities

        Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 resulted in an unrecognized loss of $4.9 million as a cumulative effect adjustment of accumulated other comprehensive income relating to cash flow hedges discussed below. Of the $6.1 million loss relating to derivative activity remaining in accumulated comprehensive income at March 31, 2002, approximately $5.6 million is expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur. No material gains or losses due to ineffectiveness were recognized in fiscal 2002.

        The Company holds and issues derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, the Company executes the following types of hedge transactions:

Fair value hedges

        The Company has sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

        The Company has variable rate debt obligations that expose the Company to interest rate risk. PCC has entered into an interest rate swap to eliminate this risk on a portion of its variable rate debt. The notional amount of the swap decreases through September 2005 as this debt is repaid. At March 31, 2002, the notional amount of the swap was $310.0 million. The notional amount represents the interest to be paid as of fiscal year end and does not represent the Company's exposure on the swap. The Company also purchases natural gas for its operations under variable price contracts. In order to hedge against increases in the price of natural gas, the Company has entered into commodity swaps for a portion of its anticipated purchases. For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges, which were not material for fiscal 2002, are recognized in current period earnings.

        The Company believes that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

Segment information

        The Company's operations are classified into four reportable business segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products. The Company's four reportable business segments are managed separately based on fundamental differences in their operations.

Investment Cast Products

        The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Aluminum Casting business. These three businesses manufacture investment castings for aircraft engine, industrial gas turbine (IGT), airframe, medical prostheses and other industrial applications.

Forged Products

        The Forged Products segment comprises all of the forging businesses of Wyman-Gordon. Aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

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

Significant Accounting Policies." There are no material intersegment sales. Segment results are as follows:

Fiscal	2002	2001	2000
Net sales
Investment Cast Products	$1,332.0	$1,187.6	$970.8
Forged Products	697.9	620.7	192.1
Fluid Management Products	361.1	318.7	291.6
Industrial Products	166.4	199.3	219.2

Consolidated net sales	$2,557.4	$2,326.3	$1,673.7

Segment operating income
Investment Cast Products	$248.5	$213.7	$161.2
Forged Products	116.7	96.7	24.4
Fluid Management Products	18.4	11.8	15.0
Industrial Products	(4.5)	1.1	6.6
Corporate expense	(32.5)	(24.3)	(16.6)

Operating income	346.6	299.0	190.6
Restructuring and other charges	(16.3)	(8.7)	(7.4)
Impairment of long-lived assets	(129.1)	(0.7)	(1.7)
Other income	—	—	4.2
Interest expense, net	(66.2)	(81.0)	(47.1)

Consolidated income before provision for income taxes	$135.0	$208.6	$138.6

Total assets
Investment Cast Products	$578.5	$607.5	$569.5
Forged Products	876.5	781.8	700.6
Fluid Management Products	487.0	473.2	445.8
Industrial Products	268.6	372.6	369.4
Corporate(1)	354.3	337.8	330.4

Consolidated total assets	$2,564.9	$2,572.9	$2,415.7

Depreciation and amortization expense
Investment Cast Products	$31.2	$33.9	$30.8
Forged Products	37.1	35.3	12.0
Fluid Management Products	15.0	14.6	14.2
Industrial Products	15.8	15.9	14.8
Corporate	1.6	2.7	2.4

Consolidated depreciation and amortization expense	$100.7	$102.4	$74.2

Capital expenditures
Investment Cast Products	$58.2	$29.7	$23.8
Forged Products	41.6	36.7	1.3
Fluid Management Products	11.7	13.1	9.8
Industrial Products	13.6	10.4	13.8
Corporate	0.2	0.3	0.6

Consolidated capital expenditures	$125.3	$90.2	$49.3

(1)
Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.

        Sales to General Electric were 22.8 percent, 21.9 percent and 15.8 percent of total sales in fiscal 2002, 2001 and 2000, respectively, as follows:

Fiscal	2002	2001	2000
Investment Cast Products	$359.5	$268.0	$193.2
Forged Products	221.7	234.7	66.3
Fluid Management	3.0	5.8	3.9
Industrial Products	—	—	0.2

	$584.2	$508.5	$263.6

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

Fiscal	2002	2001	2000
United States	$2,180.1	$1,919.9	$1,377.3
United Kingdom	235.7	262.1	167.1
Other countries	141.6	144.3	129.3

Net sales	$2,557.4	$2,326.3	$1,673.7

United States	$524.7	$517.1	$481.4
United Kingdom	64.2	69.1	68.6
Other countries	61.3	38.4	29.2

Total tangible long-lived assets	$650.2	$624.6	$579.2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Precision Castparts Corp.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' investment present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at March 31, 2002 and April 1, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 PricewaterhouseCoopers LLP
April 29, 2002

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

William C. McCormick Chairman and Chief Executive Officer	William D. Larsson Senior Vice President and Chief Financial Officer

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
Precision Castparts Corp. and Subsidiaries

(Unaudited) (In millions, except employee and per share data	2002	2001	2000	1999	1998	1997
Net sales	$2,557.4	$2,326.3	$1,673.7	$1,471.9	$1,316.7	$972.8
Net income	$42.4	$124.9	$85.3	$103.3	$86.1	$56.5
Return on sales	1.7%	5.4%	5.1%	7.0%	6.5%	5.8%
Return on beginning shareholders' investment	4.7%	16.1%	12.2%	17.4%	17.1%	18.6%
Net income per common share (basic)	$0.82	$2.50	$1.74	$2.12	$1.78	$1.30
Net income per common share (diluted)	$0.81	$2.45	$1.73	$2.11	$1.77	$1.29
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12
Average shares of common stock outstanding	51.6	50.0	49.0	48.8	48.4	43.6
Working capital	$151.4	$199.6	$160.4	$252.3	$246.0	$205.2
Total assets	$2,564.9	$2,572.9	$2,415.7	$1,449.6	$1,274.6	$1,070.1
Total debt	$901.5	$1,052.7	$1,068.2	$425.9	$372.2	$300.5
Total equity	$951.8	$901.8	$773.9	$697.4	$595.3	$504.4
Total debt as a percent of total debt and equity	48.6%	53.9%	58.0%	37.9%	38.5%	37.3%
Book value per share	$18.23	$17.58	$15.73	$14.25	$12.25	$10.52
Capital expenditures	$125.3	$90.2	$49.3	$74.8	$82.9	$52.8
Number of employees	13,813	14,288	13,090	12,335	10,367	9,280
Number of shareholders of record	6,143	5,691	3,868	3,800	3,715	2,267

Share and per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

QUARTERLY FINANCIAL INFORMATION
Precision Castparts Corp. and Subsidiaries

(Unaudited) (In millions, except per share data) 2002	1st Quarter	2nd Quarter(2)	3rd Quarter(3)(4)	4th Quarter
Net sales	$638.8	$661.5	$625.8	$631.3
Gross profit	$138.5	$144.5	$140.1	$156.7
Net income (loss)	$40.5	$12.1	$(59.1)	$48.9
Net income (loss) per common share(1):
Basic	$0.79	$0.23	$(1.15)	$0.94
Diluted	$0.77	$0.23	$(1.15)	$0.93
Cash dividends per share	$0.03	$0.03	$0.03	$0.03
Common stock prices:
High	$48.80	$39.45	$27.82	$36.07
Low	$32.00	$18.30	$20.88	$26.29
End	$37.42	$22.20	$27.82	$35.41
2001	1st Quarter	2nd Quarter	3rd Quarter(5)	4th Quarter
Net sales	$549.5	$566.4	$580.4	$630.0
Gross profit	$121.9	$124.5	$127.4	$142.7
Net income	$28.3	$30.8	$26.4	$39.4
Net income per common share(1)(6):
Basic	$0.57	$0.62	$0.53	$0.77
Diluted	$0.57	$0.61	$0.51	$0.75
Cash dividends per share(6)	$0.03	$0.03	$0.03	$0.03
Common stock prices(6):
High	$25.66	$41.59	$45.56	$42.50
Low	$18.16	$22.31	$33.10	$29.38
End	$22.63	$38.38	$42.06	$33.05

(1)
Net income per common share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per common share does not equal the full-year net income per common share.

(2)
During the second quarter of fiscal 2002, the Company recorded charges related to restructuring activities and impairment of long-lived assets. These charges principally provided for the exit of a business, write off of a note receivable and lease termination costs, severances and asset write-downs associated with consolidation and downsizing of operations within two of the Company's business segments.

(3)
During the third quarter of fiscal 2002, the Company recorded charges related to restructuring activities. These charges principally provided for severance costs to reduce operations impacted by the downturn in the commercial aerospace market, additional costs associated with the consolidation of European operations within the Fluid Management Products segment and severance costs to reduce operations within the Industrial Products segment.

(4)
During the third quarter of fiscal 2002, the Company recorded impairment charges related to the write-down of long-lived assets (primarily goodwill) of several operations within the Industrial Products segment. The impairment charges were taken pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

(5)
During the third quarter of fiscal 2001, the Company recorded charges related to restructuring activities and impairment of long-lived assets. These charges principally provided for severance costs and the write-off of an international joint venture.

(6)
Net income per common share, cash dividends per share and common stock prices for all periods prior to the second quarter of fiscal 2001 have been restated to reflect the two-for-one stock split effective in September 2000.

QuickLinks

  EXHIBIT 13
CONSOLIDATED STATEMENTS OF INCOME PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS PRECISION CASTPARTS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT PRECISION CASTPARTS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Precision Castparts Corp. and Subsidiaries
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF MANAGEMENT
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA Precision Castparts Corp. and Subsidiaries
QUARTERLY FINANCIAL INFORMATION Precision Castparts Corp. and Subsidiaries