Form 10-K, Exhibit 13
period 2003-03-30
PRECISION CASTPARTS CORP
filed 2003-06-27
CIK 79958

Exhibit 13

Management’s Discussion and Analysis

Business overview

Fiscal 2003 was a challenging yet successful year for Precision Castparts Corp. (“PCC” or “the Company”).  During the year, PCC faced significant challenges in its core Aerospace and Power Generation markets, where demand for products used in commercial aircraft and industrial gas turbine applications continued to decline from the peak levels achieved in fiscal 2002.  The Company successfully responded to the declining market conditions throughout the year by aggressively reducing costs and improving performance, which has led to significant gains in market share.  Also during the year, PCC took decisive action to shed non-core businesses that no longer fit the Company’s long-term strategy for profitable growth.  As a result of these actions, PCC achieved strong operating margins across all segments during fiscal 2003 despite declining sales volume, and the Company is well positioned to continue this success in fiscal 2004 and beyond.

Total sales for fiscal 2003 were $2,117.2 million, a decrease of $378.5 million, or 15 percent from fiscal 2002 sales of $2,495.7 million.  The Company experienced significant reductions in sales in the Investment Cast Products and Forged Products segments due to weak demand from the Aerospace and Power Generation markets.  Aerospace sales declined 15 percent from fiscal 2002 levels, although as a percent of total PCC sales, they remained flat at 53 percent.  Power generation sales dropped 34 percent from fiscal 2002 levels, and declined from 25 percent of total sales in fiscal 2002 to 20 percent of total sales in fiscal 2003.  Sales to the Fluid Management and Pulp and Paper markets were relatively flat year over year, while the General Industrial and Other markets grew by 18 percent in fiscal 2003 due to improving economic conditions and product diversification.

Cost of goods sold was $1,619.3 million, or 76 percent of sales, in fiscal 2003 as compared to $1,932.7 million, or 77 percent of sales, in fiscal 2002.  Excluding the impact of goodwill amortization, fiscal 2002’s cost of goods sold would have been $1,905.2 million, or 76 percent of sales, which is equal to the percentage achieved in fiscal 2003.  The flat year to year percentage reflects the negative impact of the lower sales volume and increased costs for depreciation, insurance and pension expenses, offset by significant performance improvements throughout the Company, most significantly within the Fluid Management Products and Industrial Products segments.  Cost of goods sold as a percent of sales was lower in all segments except Forged Products, where deleveraging occurred as a result of the lower sales volume and a capital intensive fixed cost structure.

Selling and administrative expenses were $190.8 million, or 9.0 percent of sales, in fiscal 2003 as compared to $211.2 million, or 8.5 percent percent of sales, in fiscal 2002.  Selling and administrative expenses as a percent of sales increased by 0.5 percentage points due to the negative impact of the lower sales volume, partially offset by significant cost reductions throughout the Company, most significantly within the Investment Cast Products segment.

Net income from continuing operations for fiscal 2003 was $159.4 million, or $3.01 per share (diluted), which included restructuring charges in the second and fourth quarters totaling $0.28 per share, offset by benefits from two insurance settlements in the second quarter of $0.17 per share and favorable tax settlements in the fourth quarter of $0.11 per share. By comparison, fiscal 2002 net income from continuing operations was $82.1 million, or $1.57 per share (diluted), which included asset impairment and restructuring charges of $106.1 million, or $1.74 per share (diluted) and goodwill amortization of $26.3 million, or $0.50 per share (diluted).  Fiscal 2003 net income after discontinued operations was $124.3 million, or $2.35 per share (diluted), compared with $42.4 million, or $0.81 per share (diluted) in fiscal 2002.

Discontinued operations

In fiscal 2003, PCC incurred charges associated with the closure or sale of certain businesses within its Fluid Management Products and Industrial Products segments.  The PCC Olofsson and Eldorado machine businesses were closed, and the Eldorado gundrill tooling business was sold.  In addition, the Company sold its controlling interest in Design Technologies International (“DTI”) and certain intangible assets of Olofsson to minority shareholders of DTI.  The closure or sale of these operations was in response to a steady and continual decline in the machine tool industry over the past several years.  In addition, PCC closed STW Composites (“STW”) as it was deemed to be a non-core business to PCC.  PCC also entered into agreements to sell Barber Industries and Fastener Engineers & Lewis Machine (“FELM”) and began actively marketing PCC Superior Fabrication for sale in the fourth quarter.  The performance of these businesses was not consistent with the Company’s long-term strategy for profitable growth.

Precision Castparts Corp. & Subsidiaries	1

Olofsson, Eldorado, DTI, STW, Superior Fabrication, FELM and Barber each meet the criteria as a component of an entity under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Accordingly, any operating results of these businesses are presented in the Company’s Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.

In addition, the Company recorded disposal expenses totaling $42.4 million ($32.2 million after tax) related to the write-down of remaining inventory and property, plant and equipment to fair value less cost to sell, the write-down of accounts receivable and other current assets to net realizable value, and incremental costs directly related to the closure or sale of the businesses, such as pension, severance and lease termination costs.

Restructuring and asset impairment charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company’s restructuring and asset impairment charges.

Fiscal	2003	2002	2001

Provision for restructuring:
Severance	$20.2	$11.2	$3.5
Other	1.4	4.7	5.2
Impairment of long-lived assets	—	90.2	0.7

	21.6	106.1	9.4
Income tax benefit	(6.7)	(15.4)	(3.0)
	$14.9	$90.7	$6.4

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	2003	2002	2001

Restructuring reserve at beginning of period	$14.3	$5.8	$6.7
Provision—continuing operations	21.6	15.9	8.7
Provision—discontinued operations	—	0.4	—
Utilization	(16.2)	(7.8)	(9.6)
Restructuring reserve at end of period	$19.7	$14.3	$5.8

During the second and fourth quarters of fiscal 2003, PCC recorded provisions for restructuring totaling $21.6 million.  The tax-effected impact of these charges was $14.9 million, or $0.28 per share (diluted).

In the second quarter of fiscal 2003, PCC established an $11.0 million reserve pursuant to restructuring plans to downsize operations throughout the Company as a result of the continued decline in both commercial Aerospace and Power Generation markets, coupled with softness in the General Industrial markets.  The reserve consisted of $10.2 million for employee severance and $0.8 million for other exit costs, including leasehold termination payments and other contractual obligations resulting from the restructuring activities.  These restructuring plans provided for terminations through the first quarter of fiscal 2004 of approximately 970 employees.  Over 95 percent of these employees were terminated as of the end of fiscal 2003.  The tax-effected impact of these charges totaled $7.4 million, or $0.14 per share (diluted).

In the fourth quarter of fiscal 2003, PCC established a $10.6 million reserve for employee severances of $10.0 million and other costs of $0.6 million associated with the continued downsizing of operations, principally in Europe.  Termination of 671 employees is provided for under this plan.  As of March 30, 2003, approximately 50 percent of these employees were terminated, with the remaining terminations expected by the end of the first quarter of fiscal 2004 in accordance with local laws.  The tax-effected impact of these charges totaled $7.5 million, or $0.14 per share (diluted).

Other income

Other income of $14.5 million ($9.0 million after tax), or $0.17 per share (diluted) was recorded in the second quarter of fiscal 2003 in connection with the settlement of two insurance claims.  The first settlement related to environmental issues for which a reserve had been previously established at Wyman-Gordon.  The net settlement was for $13.6 million.  The second settlement of $0.9 million related to a judgment that Wyman-Gordon had received against an insurance carrier for a claim related to Wyman-Gordon’s benefit plans.

Outlook

The Company is expecting fiscal 2004 sales to be negatively impacted by further declines in the Aerospace and Power Generation markets, while other markets served by PCC will be relatively flat.  Overall sales are expected to decline by approximately 10-15 percent from fiscal 2003 levels.  Despite the lower sales volume, the Company expects to maintain solid operating margins across all segments as a result of its continued focus on cost reduction and improved operating performance, combined with increased contributions from the Industrial Products and Fluid Management Products segments.

Taking into consideration the current uncertainties in the Aerospace and Power Generation markets, the Company continuously assesses its cost structure to ensure that operations are properly sized for prevailing market conditions.  Based on the Company’s most recent assessment, there are no current plans to restructure operations in fiscal 2004.

Financial results by segment

PCC has organized the Company’s business segments along its four major product lines and reports financial results in the following four segments: Investment Cast Products, Forged Products, Fluid Management Products, and Industrial Products.  Operating income amounts discussed below exclude restructuring and asset impairment charges.

To facilitate comparisons with fiscal 2003, the following segment operating income amounts reported for fiscal 2002 and 2001 have been adjusted to account for the impact of SFAS No. 142 “Goodwill and Other Intangible Assets.”

	Fiscal 2002
	As Reported	Goodwill Amortization	Adjusted

Segment operating income
Investment Cast Products	$248.5	$3.3	$251.8
Forged Products	116.7	12.3	129.0
Fluid Management Products	17.0	7.9	24.9
Industrial Products	2.1	4.0	6.1
Corporate expense	(32.5)	—	(32.5)
Operating income	$351.8	$27.5	$379.3

	Fiscal 2001
	As Reported	Goodwill Amortization	Adjusted

Segment operating income
Investment Cast Products	$213.7	$3.5	$217.2
Forged Products	96.7	11.6	108.3
Fluid Management Products	11.4	7.7	19.1
Industrial Products	4.5	4.4	8.9
Corporate expense	(24.3)	—	(24.3)
Operating income	$302.0	$27.2	$329.2

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals and PCC Airfoils. These businesses manufacture investment castings for aircraft engines, industrial gas turbine (“IGT”) engines, airframes, medical prostheses and other industrial applications.

Fiscal 2003 compared with fiscal 2002

Investment Cast Products reported fiscal 2003 sales of $1,071.3 million and operating income of $210.7 million, or 20 percent of sales.  Fiscal 2003 sales decreased 20 percent from the prior year’s $1,332.0 million, and operating income decreased by 16 percent over the prior year’s $251.8 million, or 19 percent of sales.  The sales decline was due to weakness in both the Aerospace and Power Generation markets, combined with the impact of calendar 2003 price reductions.  Despite the significant decline, the Investment Cast Products segment was able to improve operating margins year over year due to aggressive cost takeout throughout its operations and improvements in manufacturing performance.

The Investment Cast Products segment anticipates declining sales associated with both the Aerospace and Power Generation markets in fiscal 2004.  Operating margins will decline slightly in fiscal 2004 as a result of the deleveraging effect of reduced volume coupled with lower pricing and higher fixed costs related to pension and insurance expenses, partially offset by continued improvements in operating efficiency.

Fiscal 2002 compared with fiscal 2001

Investment Cast Products reported fiscal 2002 sales of $1,332.0 million and operating income of $251.8 million.  Fiscal 2002 sales increased 12 percent compared to the prior year’s $1,187.6 million, and operating income improved by 16 percent over the prior year’s $217.2 million.  The increase in sales was due to strong growth in the Power Generation market, which grew by 32.7 percent, as well as strong results in the Aerospace market through the end of the third quarter of fiscal 2002.  Operating margins benefited from the impact of leverage from higher sales coupled with improving IGT margins and continued cost reduction.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon.  Forged Products’ sales to the Aerospace and Power Generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components.  The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

Fiscal 2003 compared with fiscal 2002

Forged Products reported sales of $566.9 million for fiscal 2003, a decrease of $131.0 million, with operating income of $81.5 million, or 14 percent of sales, a decrease of $47.5 million from the fiscal 2002 level of $129.0 million, or 18 percent of sales.  The sales decline was due to reduced demand for commercial aerospace products as well as products from the Power Generation market, partially offset by military aerospace sales.  The operating margins were impacted by the deleveraging effect of the sales decline in this capital-intensive segment.  Cost reductions, market share gains and improved value stream management have helped to mitigate the impact of the lower sales volume.

Sales in fiscal 2004 within this segment will continue to be negatively affected by reduced demand from the Aerospace and Power Generation markets, partially offset by anticipated growth in extruded pipe sales.  The Forged Products segment’s operating income will also be negatively impacted by the deleveraging effect of the lower sales, lower prices and higher pension and depreciation expenses.  These unfavorable items will be partially offset by continued improvements in operating efficiency.

Fiscal 2002 compared with fiscal 2001

Forged Products sales totaled $697.9 million for fiscal 2002, with operating income of $129.0 million, or 18 percent of sales.  Fiscal 2002 sales increased 12 percent compared to the prior year’s $620.7 million, and operating income improved over the prior year’s $108.3 million, or 17 percent of sales.  The increase in sales was principally due to growth in the Power Generation market.  The segment also benefited from strong growth in sales of extruded pipe to power plant installations.  The operating income improvement reflected both the leverage from higher sales and continued cost savings at Wyman-Gordon resulting from higher productivity and operating synergies.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products under various brand names, which include PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy, and other applications; E/One grinder pumps for low-pressure sewer systems; and Newmans, General Valve, TBV, TECHNO, OIC, PCC Ball Valves, Sterom, AOP, Reiss, Technova, Wouter Witzel, CW and ConVey valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Fiscal 2003 compared with fiscal 2002

Fiscal 2003 sales for Fluid Management Products were $351.5 million, as compared to $346.6 million in fiscal 2002, an increase of 1 percent. The segment’s operating income increased from $24.9 million, or 7 percent of sales, in fiscal 2002 to $29.8 million, or 8 percent of sales, in fiscal 2003.  The sales improvement was due to higher sales in the oil and gas and municipal sectors, partially offset by lower sales in the power generation and chemical sectors.  Operating margins improved due to the higher sales volume coupled with increased offshore production, additional purchasing leverage and manufacturing efficiencies.

Overall, the Fluid Management Products segment is expected to benefit from modest revenue growth in fiscal 2004.  Improvement in operating margins are expected from the increased volume and benefits realized from the completion of the consolidation of European manufacturing, the impact of material sourcing initiatives and additional purchasing leverage.

Fiscal 2002 compared with fiscal 2001

Fiscal 2002 sales for Fluid Management Products were $346.6 million, as compared to $307.3 million in fiscal 2001, an increase of 13 percent.  The segment’s operating income also increased from $19.1 million in fiscal 2001 to $24.9 million in fiscal 2002, an increase of 30 percent.  The improved sales level was due to stronger demand from the municipal wastewater, petroleum exploration/processing, oil, gas and power generation markets.  The operating income improvement was due to the higher sales levels coupled with cost reductions related to the consolidation of European operations.

Industrial Products

The Industrial Products segment includes J&L Fiber Services, Advanced Forming Technology (“AFT”) and Reed-Rico.  J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry, and rebuilds refiner equipment that is used in the pulping process.  AFT manufactures metal-injection-molded, metal-matrix-composite, and ThixoFormed™ components for numerous industrial applications.  Reed-Rico manufactures a broad range of cold-forming header and threader tools, as well as machines for fastener production.

Fiscal 2003 compared with fiscal 2002

The Industrial Products segment’s sales increased by 7 percent, from $119.2 million in fiscal 2002 to $127.5 million in fiscal 2003, and its operating income increased from $6.1 million, or 5 percent of sales, to $13.0 million, or 10 percent of sales.  The increase in sales was due to improved market conditions in the automotive sector and increased market share in the electronics and pulp and paper sectors.  Operating margins benefited from the higher volume, coupled with new product introductions, increased productivity and successful ramp-up of production at new manufacturing facilities in Hungary and India.

The Industrial Products segment should continue to benefit from strengthening of the automotive and electronic sectors during fiscal 2004, partially offset by continued softness in the pulp and paper market.  Operating margins should show improvement as a result of fiscal 2003 restructuring activities throughout the segment as well as a full year of benefits from operations in Hungary and India.

Fiscal 2002 compared with fiscal 2001

The Industrial Products segment’s sales decreased by 22 percent, from $152.9 million in fiscal 2001 to $119.2 million in fiscal 2002, and its operating income decreased by $2.8 million, from $8.9 million in fiscal 2001 to $6.1 million in fiscal 2002.  The segment’s sales decline was due to the continued impact of the downturn in the automotive, electronics and general industrial markets, coupled with softness in the pulp and paper industry.  Operating results were significantly impacted by the lower sales volume, partially offset by the benefit of restructuring efforts undertaken during the year.

Interest and taxes

Net interest expense in fiscal 2003 was $56.4 million, as compared with $66.0 million in fiscal 2002. The lower interest expense resulted from lower debt levels and lower effective borrowing rates during fiscal 2003.

The effective tax rate for the year was 34 percent, compared with 54 percent in the prior year. The fiscal 2003 rate included $5.7 million of favorable tax settlements, decreasing the effective tax rate by 3 percentage points.  The fiscal 2002 rate included no tax benefit for non-deductible goodwill amortization and $55.7 million of goodwill write-offs.  If these non-deductible expenses were excluded from fiscal 2002 income, the effective tax rate would be lower by 17 percentage points.

Liquidity and capital resources

Total capitalization at March 30, 2003 was $1,753.8 million, consisting of $692.1 million of debt and $1,061.7 million of equity. The debt-to-capitalization ratio was 39 percent compared with 49 percent at the end of the prior fiscal year.

Cash requirements for the year included $70.5 million for capital expenditures, $206.0 million of net debt repayment and $34.1 million for other operating activities (including $15 million of voluntary pension plan contributions) and $6.3 million for dividends. These requirements were funded from $159.4 million of net income from continuing operations adjusted for $82.5 million of depreciation and amortization and $38.1 million of deferred income taxes, $3.1 million of working capital decreases and $14.7 million from the sale of common stock through the Employee Stock Purchase Plan and stock option exercises.

Capital spending in fiscal 2003 principally provided for maintenance, expansion and cost reduction projects.  Fiscal 2004’s capital spending, which is expected to be slightly lower than spending in fiscal 2003, principally provides for expansion into low-cost countries and projects necessary to reduce costs and maintain production in the Investment Cast Products and Forged Products segments.  Additional investments are planned in the Fluid Management Products and Industrial Products segments for increased capacity as well as for other normal requirements to maintain production and provide for improved safety.

Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash generated from operations, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Contractual obligations and commercial commitments

The Company is obligated to make future payments under various contracts such as debt agreements and lease agreements.  The following table represents the significant contractual cash obligations of PCC as of March 30, 2003 (in millions).

Contractual Cash Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$612.4	$80.3	$320.3	$60.3	$0.3	$150.2	$1.0
Operating leases	39.7	10.4	8.5	6.7	5.3	3.4	5.4

	$652.1	$90.7	$328.8	$67.0	$5.6	$153.6	$6.4

Critical accounting policies

The Company has identified the policies below as critical to PCC’s business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on PCC’s business operations are discussed throughout the Management’s Discussion and Analysis where such policies affect reported and expected financial results.  For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report.  Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results may differ from those estimates.

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

Accounts receivable reserve

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where PCC is aware of a customer’s inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Company reasonably expects will be collected. In addition, the Company records reserves for bad debts based on estimates developed by using standard quantitative measures based on historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the Company considers these balances adequate and proper, changes in economic conditions in the markets in which the Company operates could have a material effect on the required reserve balances.

Valuation of inventories

All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the current estimated market value of the inventory.  Cost for work in process and metal inventories at a significant number of the Company’s operations is determined on a last-in, first-out (“LIFO”) basis.  The average inventory cost method is utilized for most other inventories.  The Company regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  Therefore, although management makes every effort to ensure the accuracy of forecast demand, any significant unanticipated changes in demand could have a significant impact on the value of PCC’s inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, the Company acquires businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges.  The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Recently issued accounting standards

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  SFAS No. 143 is effective for the Company for the fiscal year beginning March 31, 2003.  The Company does not expect the adoption of this standard in the first quarter of fiscal 2004 to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  This Statement, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The Company is required and plans to adopt the provisions of SFAS No. 145 effective March 31, 2003, and does not expect the adoption of this statement to impact its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”  SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged.  The Company implemented SFAS No. 146 during the fourth quarter of fiscal 2003.

During November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”  FIN No. 45 requires certain guarantees to be recorded at fair value.  The initial recognition and measurement provisions of FIN No. 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002.  FIN No. 45 also requires a guarantor to make significant disclosures.  The disclosure requirements are effective for financial statements ending after December 15, 2002.  The adoption of FIN No. 45 is not expected to have a significant effect on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.”  SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.  The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  SFAS No. 148 will have no effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities.  FIN No. 46 requires identification of the Company’s participation in variable interests entities (VIE), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest.  For entities identified as VIE, FIN No. 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns.  FIN No. 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required.  This interpretation applies immediately to VIE created or in which a company obtains an interest after January 31, 2003.  For interests in VIE acquired before February 1, 2003, FIN No. 46 applies in the first interim period beginning after June 15, 2003.  The Company does not currently anticipate any material accounting or disclosure requirement under the provisions of this interpretation.

Forward-looking statements

Information included within this Annual Report describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, fluid management, pulp and paper and other general industrial cycles; the relative success of the Company’s entry into new markets; competitive pricing; the financial viability of the Company’s significant customers; the availability and cost of energy, materials, supplies; insurance and pension benefits; equipment failures; relations with the Company’s employees; the Company’s ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements.  Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Consolidated Statements of Income

	Fiscal Years Ended
(In millions, except per share data)	March 30, 2003	March 31, 2002	April 1, 2001
Net sales	$2,117.2	$2,495.7	$2,268.5
Cost of goods sold	1,619.3	1,932.7	1,770.8
Selling and administrative expenses	190.8	211.2	195.7
Provision for restructuring	21.6	15.9	8.7
Impairment of long-lived assets	—	90.2	0.7
Other income	14.5	—	—
Interest expense, net	56.4	66.0	80.5

Income before provision for income taxes and minority interest	243.6	179.7	212.1
Provision for income taxes	83.4	97.6	85.0
Minority interest in earnings of consolidated entities	(0.8)	—	—

Net income from continuing operations	159.4	82.1	127.1
Net loss from discontinued operations	35.1	39.7	2.2

Net income	$124.3	$42.4	$124.9

Net income per share from continuing operations (basic)	$3.04	$1.59	$2.54
Net loss per share from discontinued operations (basic)	0.67	0.77	0.04

Net income per share (basic)	$2.37	$0.82	$2.50

Net income per share from continuing operations (diluted)	$3.01	$1.57	$2.50
Net loss per share from discontinued operations (diluted)	0.66	0.76	0.05

Net income per share (diluted)	$2.35	$0.81	$2.45

See Notes to Consolidated Financial Statements on pages 14 through 36.

Consolidated Balance Sheets

(In millions, except share data)	March 30, 2003	March 31, 2002
Assets
Current assets:
Cash and cash equivalents	$28.7	$38.1
Receivables, net of reserves of $5.1 in 2003 and $6.4 in 2002	334.5	352.3
Inventories	347.5	412.6
Prepaid expenses	14.4	21.7
Income tax receivable	22.4	—
Deferred income taxes	38.4	53.8

Total current assets	785.9	878.5

Property, plant and equipment:
Land	23.0	22.1
Buildings and improvements	197.5	194.7
Machinery and equipment	782.9	690.8
Construction in progress	45.7	69.8

	1,049.1	977.4
Accumulated depreciation	(469.9)	(387.3)

Net property, plant and equipment	579.2	590.1

Goodwill	983.6	984.1
Acquired intangible assets	8.3	9.9
Deferred income taxes	27.8	17.5
Other assets	82.4	84.8

	$2,467.2	$2,564.9

Liabilities and Shareholders’ Investment
Current liabilities:
Short-term borrowings	$79.7	$153.3
Long-term debt currently due	80.3	51.2
Accounts payable	220.7	242.4
Accrued liabilities	229.8	237.3
Income taxes payable	14.3	42.9

Total current liabilities	624.8	727.1

Long-term debt	532.1	697.0
Pension and other postretirement benefit obligations	210.1	151.0
Other long-term liabilities	38.5	38.0
Commitments and contingencies
Shareholders’ investment:
Common stock, $1 stated value, authorized—300,000,000 shares; issued and outstanding 2003—52,758,407 and 2002—52,158,364 shares	52.8	52.2
Paid-in capital	228.9	214.8
Retained earnings	849.7	731.7
Accumulated other comprehensive loss:
Foreign currency translation	(2.2)	(38.0)
Derivatives qualifying as hedges	(8.9)	(6.1)
Minimum pension liability	(58.6)	(2.8)

Total shareholders’ investment	1,061.7	951.8

	$2,467.2	$2,564.9

See Notes to Consolidated Financial Statements on pages 14 through 36.

Consolidated Statements of Cash Flows

	Fiscal Years Ended
(In millions)	March 30, 2003	March 31, 2002	April 1, 2001
Operating Activities
Net income from continuing operations	$159.4	$82.1	$127.1
Adjustments to reconcile net income from continuing operations to net cash provided by operations activities:
Depreciation and amortization	82.5	97.8	99.8
Deferred income taxes	38.1	(13.9)	15.8
Write-down of long-lived assets	—	90.2	0.7
Changes in assets and liabilities, net of effects of acquisitions and dispositions of businesses:
Receivables	12.1	38.3	(50.2)
Inventories	46.1	(40.9)	(18.1)
Other current assets	(13.7)	(6.3)	5.9
Payables, accruals and current taxes	(55.1)	52.7	14.7
Other non-current assets and liabilities	(20.4)	5.6	(16.7)

Net cash provided by operating activities	249.0	305.6	179.0

Investing Activities
Acquisitions of businesses	—	(47.6)	(71.4)
Capital expenditures	(70.5)	(124.1)	(88.2)
Dispositions of businesses and other	7.7	5.4	9.3

Net cash used by investing activities	(62.8)	(166.3)	(150.3)

Financing Activities
Issuance of long-term debt	—	212.6	81.3
Repayment of long-term debt	(132.5)	(363.6)	(103.3)
Net (decrease) increase in short-term borrowings	(73.5)	0.1	8.5
Common stock issued	14.7	18.0	36.1
Cash dividends	(6.3)	(6.2)	(5.9)
Other	3.1	(3.3)	(22.5)

Net cash used by financing activities	(194.5)	(142.4)	(5.8)

Discontinued Operations
Net cash (used) provided by discontinued operations	(1.1)	1.1	(0.4)

Net (decrease) increase in cash and cash equivalents	(9.4)	(2.0)	22.5
Cash and cash equivalents at beginning of year	38.1	40.1	17.6

Cash and cash equivalents at end of year	$28.7	$38.1	$40.1

Supplemental Disclosures
Cash paid during the year for:
Interest	$51.9	$69.5	$85.3
Income taxes, net of refunds received	$81.9	$74.3	$81.8
Non-cash investing and financing activity:
Common stock issued for business acquisition	$—	$6.1	$—

See Notes to Consolidated Financial Statements on pages 14 through 36.

Consolidated Statements of Shareholders’ Investment

(In millions)			Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Comprehensive Income
	Common Stock Outstanding
	Shares	Amount

Balance at April 2, 2000	24.6	$24.6	$182.2	$576.5	$(9.4)	$78.5
Common stock issued	1.9	1.9	34.2	—	—
Cash dividends ($0.12 per share)	—	—	—	(5.9)	—
Two-for-one stock split	24.8	24.8	(24.8)	—	—
Net income	—	—	—	124.9	—	124.9
Translation adjustments	—	—	—	—	(27.2)	(27.2)

Balance at April 1, 2001	51.3	51.3	191.6	695.5	(36.6)	$97.7
Common stock issued pursuant to stock plans	0.7	0.7	17.3	—	—
Common stock issued for business acquisition	0.2	0.2	5.9	—	—
Cash dividends ($0.12 per share)	—	—	—	(6.2)	—
Net income	—	—	—	42.4	—	$42.4
Translation adjustments	—	—	—	—	(1.4)	(1.4)
Gains (losses) on derivatives:
Cumulative accounting changes, net of $3.0 tax	—	—	—	—	(4.9)	(4.9)
Periodic revaluations, net of $4.1 tax	—	—	—	—	(6.7)	(6.7)
Realized in income, net of $3.4 tax	—	—	—	—	5.5	5.5
Minimum pension liability, net of $1.8 tax	—	—	—	—	(2.8)	(2.8)

Balance at March 31, 2002	52.2	52.2	214.8	731.7	(46.9)	$32.1
Common stock issued pursuant to stock plans	0.6	0.6	14.1	—	—
Cash dividends ($0.12 per share)	—	—	—	(6.3)	—
Net income	—	—	—	124.3	—	$124.3
Translation adjustments	—	—	—	—	35.8	35.8
Gains (losses) on derivatives:
Periodic revaluations, net of $6.3 tax	—	—	—	—	(10.3)	(10.3)
Realized in income, net of $4.5 tax	—	—	—	—	7.5	7.5
Minimum pension liability, net of $31.4 tax	—	—	—	—	(55.8)	(55.8)

Balance at March 30, 2003	52.8	$52.8	$228.9	$849.7	$(69.7)	$101.5

See Notes to Consolidated Financial Statements on pages 14 through 36.

Notes to Consolidated Financial Statements

(In millions, except option share and per share data)

Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. (“PCC” or “the Company”) and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions.  Unless otherwise noted, disclosures herein pertain to the Company’s continuing operations.  PCC’s fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.  Such reclassifications had no effect on previously reported shareholders’ investment or net income.

Cash and cash equivalents

Cash and cash equivalents include highly liquid short-term investments with original maturities of three months or less at the time of purchase.  These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values.  Cost for work in process and metal inventories at a significant number of the Company’s operations is determined on a last-in, first-out (“LIFO”) basis.  The average inventory cost method is utilized for most other inventories.  Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost.  Depreciation of plant and equipment is computed using the straight-line or declining balance method based on the estimated service lives of the assets.  Estimated service lives are 20-30 years for buildings and improvements, 5-15 years for machinery and equipment and 3-5 years for computer hardware and software.  Depreciation expense was $79.4 million, $67.2 million and $68.3 million in fiscal 2003, 2002 and 2001, respectively.  Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material.  Expenditures for maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses and has been amortized using the straight-line method generally over 40 years for all acquisitions completed prior to June 30, 2001.  Goodwill amortization is recorded in cost of sales.  Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” applicable to business combinations initiated after June 30, 2001.  In accordance with these standards, goodwill and other intangible assets deemed to have indefinite lives are no longer subject to amortization.  Goodwill and intangible assets are tested for impairment each fiscal year in the second quarter using the guidance and criteria described in the standard.  This testing compares carrying values to fair values, and if the carrying value of these assets is in excess of fair value, the carrying value is required to be reduced to fair value.

Acquired intangibles with finite lives are amortized using the straight-line method and include the following:  territory access rights, 30 years; non-compete agreements, 3-6 years; customer base, 5-15 years; and developed technology, 10-20 years.

Long-lived assets

Effective April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Long-lived assets deemed held for sale are stated at the lower of cost or fair value.  Long-lived assets held for use are subject to an impairment assessment upon certain triggering events.  If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset.

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

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated.  When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded.  Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable.  Total environmental reserves accrued at March 30, 2003 and March 31, 2002 were $32.4 million and $33.5 million, respectively.  The amounts accrued relate to estimated liabilities at multiple locations, with no single location having a material exposure.

Foreign currency translation

Assets and liabilities of the Company’s foreign affiliates, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period.  For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions.  Translation gains and losses are reported as a component of shareholders’ investment, except for those associated with highly inflationary countries, which are reported directly in the Consolidated Statements of Income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred.  Transaction gains and losses had no material impact on the Company’s results of operations.

Financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, foreign currency forward contracts, accounts payable and debt.  Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term bank debt approximate fair value.  Fair value of long-term debt is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials.  The Company has controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

The Company accounts for derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.  This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value.  Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders’ investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.  The adoption of SFAS No. 133 in the first quarter of fiscal 2002 resulted in an unrecognized loss of $4.9 million, net of tax, as a cumulative effect adjustment of accumulated other comprehensive income.

As discussed in the “Financing Arrangements” footnote, the Company was committed to an interest rate swap on floating debt at March 30, 2003.  Other immaterial instruments in place at year end included hedges to cover exposures related to foreign currencies and raw materials used in certain of the Company’s facilities.  At March 30, 2003, and March 31, 2002, there was no material off-balance-sheet risk from financial instruments.  The Company does not hold or issue financial instruments for trading purposes.

Stock-based compensation

The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.  No stock-based employee compensation cost is reflected in net income, as all stock options are granted with exercise prices equal to the market value of the underlying common stock on the grant dates.  The following table illustrates the effect on net income and earnings per share if the Company had elected to recognize compensation expense based on the fair value of the stock options granted at the grant dates as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation.”

	2003	2002	2001

Net income as reported	$124.3	$42.4	$124.9
Stock-based compensation, net of tax, included in net income as reported	1.1	—	—
Stock-based compensation, net of tax, as determined under fair value based method for all awards	(8.9)	(7.0)	(4.4)

Pro forma net income	$116.5	$35.4	$120.5

Net income per share – basic:
Reported	$2.37	$0.82	$2.50
Pro forma	$2.22	$0.69	$2.41

Net income per share – diluted:
Reported	$2.35	$0.81	$2.45
Pro forma	$2.21	$0.68	$2.37

Use of estimates

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

Recently issued accounting standards

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  PCC does not expect the adoption of this standard in the first quarter of fiscal 2004 to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”  This Statement, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The Company is required and plans to adopt the provisions of SFAS No. 145 effective March 31, 2003 and does not expect the adoption of this statement to impact its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”  SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged.  The Company implemented SFAS No. 146 during the fourth quarter of fiscal 2003.

In November 2002, the FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” was issued.  FIN No. 45 requires certain guarantees to be recorded at fair value.  The initial recognition and measurement provisions of FIN No. 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002.  FIN No. 45 also requires a guarantor to make significant disclosures.  The disclosure requirements are effective for financial statements ending after December 15, 2002.  The adoption of FIN No. 45 is not expected to have a significant effect on the Company’s financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.”  SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.  The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The adoption of SFAS No. 148 had no effect on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities.  FIN No. 46 requires identification of the Company’s participation in variable interests entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest.  For entities identified as VIE, FIN No. 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns.  FIN No. 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required.  This interpretation applies immediately to VIE created or in which a company obtains an interest after January 31, 2003.  For interests in VIE acquired before February 1, 2003, FIN No. 46 applies in the first interim period beginning after June 15, 2003.  The Company does not currently anticipate any material accounting or disclosure requirement under the provisions of this interpretation.

Business acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates.  Pursuant to SFAS No. 142, goodwill acquired after June 30, 2001, which includes the Company’s acquisitions in the third and fourth quarters of fiscal 2002, is not amortized.  The impact of these acquisitions was not material to the Company’s results of operations.  Consequently, pro forma information is not presented.

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

In the first quarter, the Company increased its ownership interest in Design Technologies International (“DTI”) from 33 percent to 70 percent for $0.3 million.  DTI, which is located in Poland, was operated as part of the Industrial Products segment.  The purchase generated $2.1 million of goodwill.  PCC sold its controlling interest in DTI in fiscal 2003 and reclassified its operating results to discontinued operations for all periods presented.

In the third quarter, the Company acquired American Oilfield Products (“AOP”) located in Moore, Oklahoma.  AOP manufactures floating and trunnion mounted ball valves and is operated as part of the Fluid Management Products segment.  The purchase price of $13.9 million generated $6.5 million of goodwill.

In the fourth quarter, the Company increased its ownership interest in Western Australian Specialty Alloys Pty Ltd (“WASA”) from 25 percent to 100 percent for $27.6 million in cash and 176,505 shares of PCC common stock with a market value of $6.1 million at the date of acquisition.  WASA, located in Perth, Australia, produces casting and forging alloys for aircraft engine and industrial gas turbine manufacturers and is operated as part of the Forged Products segment.  The purchase generated $17.6 million of goodwill.

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

Fiscal 2001

During the first quarter of fiscal 2001, PCC acquired the stock of Fastener Engineers & Lewis Machine (“FELM”), which is located in Rockford, Illinois.  FELM is a designer and manufacturer of wire-processing equipment and was operated as part of the Industrial Products segment.  The purchase price of $5.3 million generated $1.1 million of goodwill.  PCC sold the FELM business in fiscal 2003 and reclassified its operating results to discontinued operations for all periods presented.

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

Discontinued operations

In fiscal 2003, PCC incurred charges associated with the closure or sale of certain businesses within its Fluid Management Products and Industrial Products segments.  The PCC Olofsson and Eldorado machine businesses were closed and the Eldorado gundrill tooling business was sold.  In addition, the Company sold its controlling interest in Design Technologies International (“DTI”) and certain intangible assets of Olofsson to minority shareholders of DTI.  The closure or sale of these operations was in response to a steady and continual decline in the machine tool industry over the past several years.  In addition, PCC closed STW Composites (“STW”) as it was deemed to be a non-core business to PCC.  PCC also entered into agreements to sell Barber Industries and Fastener Engineers & Lewis Machine (“FELM”) and began actively marketing PCC Superior Fabrication for sale in the fourth quarter.  The performance of these businesses was not consistent with the Company’s long-term strategy for profitable growth.

Olofsson, Eldorado, DTI, STW, Superior Fabrication, FELM and Barber each meet the criteria as a component of an entity under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Accordingly, any operating results of these businesses are presented in the Company’s Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.  The components of discontinued operations for the periods presented are as follows:

Fiscal	2003	2002	2001

Net sales	$35.2	$61.7	$57.8
Cost of goods sold	31.7	54.6	48.5
Selling and administrative expenses	7.9	12.3	12.3
Provision for restructuring	—	0.4	—
Impairment of assets	—	38.9	—
Interest expense	0.2	0.2	0.5

Net loss from operations before income taxes	(4.6)	(44.7)	(3.5)
Income tax benefit	(1.7)	(5.0)	(1.3)

Net loss from operations	(2.9)	(39.7)	(2.2)
Disposal expense, net	32.2	—	—

Discontinued operations, net	$(35.1)	$(39.7)	$(2.2)

In addition, the Company recorded disposal expenses totaling $42.4 million related to the write-down of remaining inventory and property, plant and equipment to fair value less cost to sell, the write-down of account receivable and other current assets to net realizable value, and incremental costs directly related to the closure or sale of the businesses, such as pension, severance and lease termination costs.

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations after adjustment for write-downs to fair value less cost to sell:

March 30, 2003

Current assets	$13.7
Net property, plant and equipment	10.4
Other assets	0.1

Current liabilities	2.7
Other long-term liabilities	1.6

Other business dispositions

Fiscal 2002

During the third quarter of fiscal 2002, the Company sold the machinery, inventory, receivables and customer lists of the Carmet Company for $5.6 million.  Carmet Company had operated within the Investment Cast Products segment.  An impairment charge of $19.7 million was recorded in the second quarter of fiscal 2002, concurrent with management’s decision to dispose of the business.

Fiscal 2001

During the third quarter of fiscal 2001, the Company sold the assets of Scaled Composites, Inc. for $6.0 million.  Scaled Composites was acquired as part of the acquisition of Wyman-Gordon and had been classified as an asset-held-for-sale.  The disposition generated no gain or loss for the Company.

During the fourth quarter of fiscal 2001, the Company received a $14.4 million 10-year note receivable for the Company’s interest in Pittler GmbH, which had been operated as part of the Industrial Products segment.  During the second quarter of fiscal 2002, the note was written off due to the bankruptcy of Pittler.  The write-off was recorded as a charge to impairment of long-lived assets.

Restructuring, asset impairment and other non-recurring charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company’s restructuring and asset impairment charges.

Fiscal	2003	2002	2001

Provision for restructuring:
Severance	$20.2	$11.2	$3.5
Other	1.4	4.7	5.2
Impairment of long-lived assets	—	90.2	0.7

	$21.6	$106.1	$9.4

Fiscal 2003

During the second and fourth quarters of fiscal 2003, PCC recorded provisions for restructuring totaling $21.6 million.

In the second quarter of fiscal 2003, PCC established an $11.0 million reserve pursuant to restructuring plans to downsize operations throughout the Company as a result of the continued decline in both commercial aerospace and power generation markets, coupled with softness in the general industrial markets.  The reserve consisted of $10.2 million for employee severance and $0.8 million for other exit costs, including leasehold termination payments and other contractual obligations resulting from the restructuring activities.  These restructuring plans provided for terminations through the first quarter of fiscal 2004 of approximately 970 employees.  Over 95 percent of these employees were terminated as of the end of fiscal 2003.

In the fourth quarter of fiscal 2003, PCC established a $10.6 million reserve for employee severances of $10.0 million and other costs of $0.6 million associated with the continued downsizing of operations, principally in Europe.  Termination of 671 employees is provided for under this plan.  As of March 30, 2003, approximately 50 percent of these employees were terminated, with the remaining terminations expected by the end of the first quarter of fiscal 2004 in accordance with local laws.

Fiscal 2002

During the second and third quarters of fiscal 2002, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $106.1 million.

During the second quarter of fiscal 2002, PCC established a reserve totaling $5.4 million pursuant to restructuring plans to consolidate European valve production operations within the Fluid Management Products segment and downsize operations within the Industrial Products Segment.  The reserve consisted of $1.9 million for employee severance and $3.5 million for other exit costs, including incremental costs and contractual obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of the restructuring plans.  These restructuring plans resulted in the termination of approximately 92 employees.

Charges totaling $32.4 million were taken in the second quarter of fiscal 2002 for impairment of long-lived assets.  A $19.7 million charge provided for the write-down of the assets of an unprofitable business to net realizable value less exit costs.  The business manufactured carbide products for various industrial markets and was included in the Investment Cast Products segment.  Net realizable value was based on estimates of proceeds upon sale or collection of the assets.  Substantially all of the assets were sold in the third quarter of fiscal 2002.  The second quarter impairment charge also included $10.5 million for the write-off of a long-term note receivable, included in other assets, from a previously owned company that declared bankruptcy.  Fixed asset costs of $2.2 million were also included in the impairment charge primarily for write-off of fixed assets associated with the restructuring of European operations within the Fluid Management Products segment.

During the third quarter of fiscal 2002, PCC established a reserve of $10.5 million for employee severance ($9.3 million) and other exit costs ($1.2 million) associated with downsizings within the Investment Cast Products and Forged Products segments due to expected declines in commercial aerospace sales, continued downsizing of operations within the Industrial Products Segment and consolidation of European valve production operations within the Fluid Management Products segment.  The other exit costs included lease termination costs resulting from the restructuring plans.  The restructuring plan resulted in the terminations of approximately 850 employees, or 6 percent of the Company’s workforce.

Also during the third quarter of fiscal 2002, the Company incurred charges for impairment of long-lived assets totaling $57.8 million.  This charge consisted of $50.2 million for goodwill impairment and $5.4 million for impairment of property, plant and equipment at PCC Specialty Products, which had experienced substantial declines in sales and operating cash flow within its threading tool and punch component businesses as a result of downturns in the machine tool and automotive markets.  Given the significant changes in business conditions, PCC performed an evaluation of the recoverability of the long-lived assets of these businesses and determined that the estimated future undiscounted cash flows of the assets were insufficient to recover their related carrying values.  Pursuant to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” an impairment charge was recorded to reduce the carrying amount of the assets to fair value based on the estimated present value of expected future cash flows of the businesses.  Also included in the asset impairment charge were the write-downs of fixed assets associated with the quarter’s restructuring activity, which totaled $2.2 million.

Fiscal 2001

During the third quarter of fiscal 2001, PCC recorded pre-tax charges of $9.4 million related to restructuring activities and other non-recurring items.  Reserves totaling $8.7 million were established for the write-off of the Company’s investment in a joint venture in India ($4.8 million), as well as for severance costs ($3.5 million) and other exit costs ($0.4 million) associated with the closure of a small aerospace repair operation within the Investment Cast Products segment and the elimination of machining operations in Scotland as the machining operations are now being performed in a new machining plant in the Czech Republic within the Forged Products segment.  In addition, asset impairment charges totaling $0.7 million were taken to write down property, plant and equipment as a result of the restructuring activities.

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	2003	2002	2001

Restructuring reserve at beginning of period	$14.3	$5.8	$6.7
Provision—continuing operations	21.6	15.9	8.7
Provision—discontinued operations	—	0.4	—
Utilization	(16.2)	(7.8)	(9.6)

Restructuring reserve at end of period	$19.7	$14.3	$5.8

Other income

Other income of $14.5 million was recorded in the second quarter of fiscal 2003 as a result of two insurance settlements.  The first settlement of $13.6 million related to environmental issues for which a reserve had been established previously at Wyman-Gordon.  The second settlement of $0.9 million resulted from a judgment on a claim related to Wyman-Gordon’s benefit plans.

Fair value of financial instruments

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

The fair value of long-term debt was estimated using the Company’s year-end incremental borrowing rate for similar types of borrowing arrangements.  The amounts reported in the consolidated balance sheets for long-term debt approximate fair value.  The fair value of the interest rate swap underlying the term loan was a liability of $17.9 million at March 30, 2003 and $10.0 million at March 31, 2002.

Concentration of credit risk

Approximately 53 percent of PCC’s business activity in fiscal year 2003 was with companies in the aerospace industry, and 25 percent of total sales were to General Electric.  Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables.  The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Inventories

Inventories consisted of the following:

	March 30, 2003	March 31, 2002

Finished goods	$67.9	$66.8
Work-in-process	152.7	214.0
Raw materials and supplies	106.2	116.1

	326.8	396.9
LIFO provision	20.7	15.7

	$347.5	$412.6

Approximately 48 percent of total inventories at March 30, 2003 were valued on a LIFO basis.

Goodwill and acquired intangibles

Effective April 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.”  This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach that must be completed at least annually.  The Company completed its transitional goodwill assessment test during the second quarter of fiscal 2002 and incurred no transitional impairment charge as a result of adopting the new provisions.

The following table presents a reconciliation of reported net income and net income per share to adjusted net income and net income per share, as if SFAS No. 142 had been in effect:

	2003	2002	2001

Net income:
Reported	$124.3	$42.4	$124.9
Add back:
Goodwill amortization, net of tax	—	26.3	26.0
Goodwill amortization in discontinued operations, net of tax	—	0.6	0.8

Pro forma net income	$124.3	$69.3	$151.7

Net income per share – basic:
Reported	$2.37	$0.82	$2.50
Add back:
Goodwill amortization, net of tax	—	0.51	0.52
Goodwill amortization in discontinued operations, net of tax	—	0.01	0.01

Pro forma net income	$2.37	$1.34	$3.03

Net income per share – diluted:
Reported	$2.35	$0.81	$2.45
Add back:
Goodwill amortization, net of tax	—	0.50	0.51
Goodwill amortization in discontinued operations, net of tax	—	0.02	0.02

Pro forma net income	$2.35	$1.33	$2.98

The changes in the carrying amount of goodwill by reportable segment for the fiscal year ended March 30, 2003, were as follows:

	April 1, 2002	Currency translation and other	Discontinued operations	March 30, 2003

Investment Cast Products	$123.5	$0.9	$—	$124.4
Forged Products	481.5	11.7	—	493.2
Fluid Management Products	283.1	5.6	(14.1)	274.6
Industrial Products	96.0	0.1	(4.7)	91.4

Total	$984.1	$18.3	$(18.8)	$983.6

During fiscal 2002, the Company acquired $0.4 million of intangible assets with the acquisition of CW Valve Services and $9.5 million through the purchases of territory access rights and a product line.  With the Company’s decision to sell its Superior Fabrication business in fiscal 2003, $1.0 million of intangible assets associated with the previous acquisition of a product line were written off.  The gross carrying amount of the Company’s acquired intangible assets was as follows:

	March 30, 2003	March 31, 2002

Territory access rights	$5.8	$5.8
Non-compete agreements	1.5	1.5
Customer base	1.6	1.7
Developed technology	—	0.9

	$8.9	$9.9

Amortization expense for acquired intangible assets in fiscal 2003 was $0.6 million.  Future amortization expense related to intangible assets acquired as of March 30, 2003 is estimated to be $0.6 million for each of the succeeding five fiscal years.

Accrued liabilities

Accrued liabilities consisted of the following:

	March 30, 2003	March 31, 2002
Salaries and wages payable	$82.6	$91.0
Other accrued liabilities	147.2	146.3

	$229.8	$237.3

Financing arrangements

Long-term debt is summarized as follows:

	March 30, 2003	March 31, 2002

8.75% Notes due fiscal 2005	$200.0	$200.0
6.75% Notes due fiscal 2008	150.0	150.0
Term Loan, 6.9% at March 31, 2002, payable quarterly in various amounts through fiscal 2006	260.0	310.0
Revolving credit facility due fiscal 2006, 2.3% at March 31, 2002	—	82.0
Industrial Development Revenue Bonds and other, variable interest rates, 1.45% at March 30, 2003, payable annually through fiscal 2016	2.4	6.2

	612.4	748.2
Less: Long-term debt currently due	80.3	51.2

	$532.1	$697.0

Long-term debt maturing in each of the next five fiscal years is $320.3 million in 2005, $60.3 million in 2006, $0.3 million in 2007 and $150.2 million in 2008.

The Company has a bank credit agreement for $710.0 million (“Credit Agreement”).  The Credit Agreement includes a $310.0 million term loan facility and a $400.0 million revolving credit facility.  At March 30, 2003, $394.3 million of the Credit Agreement was unused and available for borrowing.  Borrowings under both the term loan and the revolving credit facility include a margin based on the Company’s credit ratings.

At March 30, 2003, the Company had swapped floating rate term loan debt into fixed rate debt at 5.9%.   The amount of the swap decreases as the term loan is repaid through September 2005.  In connection with issuance of the 8.75% Notes, the Company hedged the underlying Treasury bond rate in June 1999 and realized a $5.6 million benefit on the hedge, which is being amortized over the life of the 8.75% Notes.  The benefit resulted in an effective reduction of the coupon rate to 8.19%.

The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio.  The 6.75% Notes and 8.75% Notes also contain various standard financial covenants.  The Company’s debt agreements also contain cross default provisions.  At March 30, 2003, the Company was in compliance with all restrictive provisions of its loan agreements.

Short-term borrowings at March 30, 2003 include $75.5 million under a 364-day Credit and Security Agreement (“Receivable Facility”).  The amount of borrowings allowable under the Receivable Facility is a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million.  The weighted average interest rate on short-term borrowings was 1.6% at March 30, 2003 and 2.2% at March 31, 2002.

Income taxes

Income from continuing operations before provision for income taxes and minority interest was:

Fiscal	2003	2002	2001

Domestic	$257.2	$175.4	$197.2
Foreign	(13.6)	4.3	14.9

Total pretax income	$243.6	$179.7	$212.1

The provision for income taxes consisted of the following:

Fiscal	2003	2002	2001

Current taxes:
Federal	$54.5	$90.9	$66.5
Foreign	(1.4)	6.0	10.0
State	7.6	14.6	7.4

	60.7	111.5	83.9
Change in deferred income taxes	22.7	(13.9)	1.1

Provision for income taxes	$83.4	$97.6	$85.0

United States income taxes have not been provided on undistributed earnings of international subsidiaries.  The Company’s intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so.  Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits.  As of March 30, 2003, undistributed earnings of international subsidiaries were $115.6 million.

Certain acquisitions yielded nondeductible goodwill, which is reflected in the tax rate reconciliation below, and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal	2003	2002	2001

Statutory federal rate	35%	35%	35%
Effect of:
State taxes, net of federal benefit	3	6	2
Goodwill amortization and impairment	—	15	4
Foreign Sales Corporation tax benefit	(2)	(4)	(2)
Valuation allowance	—	2	1
Reversal of foreign and federal tax reserves no longer required	(2)	—	—

Effective rate	34%	54%	40%

The increase in the fiscal 2002 effective rate was due to the Company receiving no tax benefits related to the $55.7 million write-off of goodwill included in impairment of long-lived assets.

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

Significant components of the Company’s deferred tax assets and liabilities were as follows:

	March 30, 2003	March 31, 2002

Deferred tax assets arising from:
Expense accruals	$44.7	$62.0
Post-retirement benefits other than pensions	18.7	20.9
Pension accruals	60.0	34.4
Tax loss carryforwards	3.4	2.5
Tax credit carryforwards	3.2	3.2
Inventory reserves	16.9	18.5
Foreign operations	0.1	0.1
Valuation allowances	(5.7)	(4.8)

Gross deferred tax assets	141.3	136.8

Deferred tax liabilities arising from:
Depreciation/amortization	(56.8)	(43.9)
Inventory basis differences	(14.3)	(18.0)
Foreign operations	(2.8)	(2.8)
Other	(1.2)	(0.8)

Gross deferred tax liabilities	(75.1)	(65.5)

Net deferred tax asset	$66.2	$71.3

The Company has provided valuation allowances for domestic and foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

The weighted average number of shares outstanding used to compute earnings per share is as follows:

	2003	2002	2001

Weighted average shares outstanding – basic	52.4	51.6	50.0
Effect of dilutive stock options and stock purchases under the employee stock purchase plan	0.6	0.7	0.9

Weighted average shares outstanding – diluted	53.0	52.3	50.9

Basic earnings per share are calculated based on the weighted average number of shares outstanding.  Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option and employee stock purchase plans computed using the treasury stock method.

Options to purchase 1.4 million, 1.1 million and 0.4 million shares of common stock were outstanding during fiscal 2003, fiscal 2002 and fiscal 2001, respectively, and not included in the computation of diluted earnings per share because to do so would have been antidilutive.  These options could be dilutive in the future.

Pension and other postretirement benefit plans

The Company and its subsidiaries sponsor many domestic and foreign defined benefit pension plans.  Benefits provided by these plans generally are based on years of service and compensation.  PCC’s funding policy for the domestic plans is to satisfy the funding requirements of the Employee Retirement Income Security Act.  PCC also provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.  The following information is provided for the plans discussed above.

	Pension Benefits		Other Postretirement Benefits
Fiscal	2003	2002	2003	2002

Change in plan assets:
Beginning fair value of plan assets	$460.9	$496.9	$—	$—
Actual return on plan assets	(30.8)	(27.6)	—	—
Company contributions	37.7	12.4	7.4	7.5
Plan participants’ contributions	2.6	2.7	—	—
Benefits paid	(28.8)	(23.3)	(7.4)	(7.5)
Exchange rate and other	11.0	(0.2)	—	—

Ending fair value of plan assets	$452.6	$460.9	$—	$—

Change in projected benefit obligations:
Beginning projected benefit obligations	$593.6	$542.9	$67.7	$59.9
Service cost	23.2	21.6	0.2	0.3
Interest cost	41.3	37.6	4.6	4.4
Plan participants’ contributions	2.6	2.7	—	—
Amendments	5.6	0.3	(0.9)	—
Actuarial losses	5.1	12.1	1.2	10.6
Benefits paid	(28.8)	(23.3)	(7.4)	(7.5)
Exchange rate and other	15.1	(0.3)	—	—

Ending projected benefit obligations	$657.7	$593.6	$65.4	$67.7

Reconciliation to balance sheet amounts:
Fair value of plan assets less than projected benefit obligations	$(205.1)	$(132.7)	$(65.4)	$(67.7)
Unrecognized net loss (gain)	155.3	85.3	8.8	7.8
Unrecognized prior service cost	12.9	9.1	(0.9)	(0.5)
Unrecognized net transition obligation	2.4	3.7	—	—

Net pre-tax amount recognized	$(34.5)	$(34.6)	$(57.5)	$(60.4)

Amounts recognized in the balance sheets:
Other assets	$13.8	$32.6	$—	$—
Accrued liabilities	(5.0)	(8.5)	—	—
Pension and postretirement benefit obligations	(114.3)	(63.3)	(57.5)	(60.4)
Accumulated comprehensive income	71.0	4.6	—	—

Net pre-tax amount recognized	$(34.5)	$(34.6)	$(57.5)	$(60.4)

Other assets include $4.2 million of prepaid benefit cost and $9.6 million intangible assets.

Assets of the pension plans are invested primarily in equities and fixed income investments.

Included in the aggregated data in the above tables are amounts applicable to the Company’s pension plans with accumulated benefit obligations in excess of plan assets.  Amounts related to such plans were as follows:

Fiscal	2003	2002

Projected benefit obligation	$(494.7)	$(100.7)
Accumulated benefit obligation	$(441.3)	$(92.4)
Fair value of plan assets	$334.1	$54.0

The assumptions used in determining the benefit obligations in 2003 and 2002 were as follows:

	Pension Benefits		Other Postretirement Benefits
Fiscal	2003	2002	2003	2002

Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.00%	9.00%	—	—
Rate of compensation increase	3.75%	5.00%	—	—

The health care cost trend rate to be used in fiscal 2004 ranges from 5% to 12% and is expected to  be 5.0% thereafter.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease

Effect on total of service and interest cost components	$0.3	$(0.3)
Effect on postretirement benefit obligation	$3.8	$(4.0)

The net cost for the Company’s pension plans consisted of the following components:

Fiscal	2003	2002	2001

Service cost	$23.3	$21.6	$19.4
Interest cost	41.3	37.6	35.2
Expected return on plan assets	(40.1)	(42.4)	(42.6)
Recognized net actuarial loss (gain)	2.8	0.1	(1.3)
Amortization of prior service cost	0.9	0.8	0.9
Settlement/curtailment loss	7.1	1.3	0.4
Other, net	0.2	—	—

Net pension cost	$35.5	$19.0	$12.0

The cost of postretirement benefits other than pensions consisted of the following components:

Fiscal	2003	2002	2001

Service cost	$0.2	$0.3	$0.3
Interest cost	4.6	4.4	4.7
Other, net	(0.3)	(0.2)	(0.2)

Postretirement benefit cost	$4.5	$4.5	$4.8

The cost of contributions to the Company’s 401(k) savings plans was $8.5 million, $9.2 million and $8.9 million in 2003, 2002 and 2001, respectively.

Commitments and contingencies

The Company leases certain facilities, office space and equipment under operating leases for varying periods.  Future minimum rental payments under noncancelable operating leases with initial or remaining terms of one year or more at March 30, 2003 are as follows:

Fiscal year

2004	$10.4
2005	8.5
2006	6.7
2007	5.3
2008	3.4
Thereafter	5.4

$39.7

Total rent expense for all operating leases was $11.1 million, $10.8 million and $9.2 million for fiscal 2003, 2002 and 2001, respectively.

Various lawsuits arising during the normal course of business are pending against PCC.  In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on PCC’s consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, the Company warrants its products against defects in design, materials and workmanship over various time periods.  The warranty accrual as of March 30, 2003 and March 31, 2002 is immaterial to the financial position of the Company, and the change in the accrual for fiscal 2003 is immaterial to the Company’s results of operations and cash flows.

In conjunction with certain transactions, primarily divestitures, the Company may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined.  Where appropriate, an obligation for such indemnifications is recorded as a liability.  Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated.  Other than obligations recorded as liabilities at the time of divestiture, the Company has not historically made significant payments for these indemnifications.

Shareholders’ investment

Authorized shares of common stock without par value consisted of 300.0 million shares at March 30, 2003, March 31, 2002, and April 1, 2001.  Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 30, 2003, March 31, 2002, and April 1, 2001.

Stock-based compensation plans

PCC has stock incentive plans for certain officers, key salaried employees and directors.  The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock.  The Compensation Committee of the Board of Directors determines awards under the officer and employee stock incentive plans.  To date, all awards under the stock incentive plans have been nonqualified stock option grants.  The Committee fixes the time limit within which options may be exercised and other exercise terms.  Option prices of the plans to date have been at the fair market value on the date of grant.  Options become exercisable in installments from one to four years from the date of grant and generally expire ten years from the date of grant.

Summarized information relative to the Company’s stock incentive plans is as follows:

	Option Shares	Average Price(1)
Outstanding at April 2, 2000	4,248,000	$18.86
Granted	1,263,000	34.20
Exercised	(1,236,000)	18.09
Expired or cancelled	(104,000)	22.41

Outstanding at April 1, 2001	4,171,000	23.64
Granted	1,578,000	24.64
Exercised	(384,000)	19.85
Expired or cancelled	(355,000)	23.32

Outstanding at March 31, 2002	5,010,000	24.27
Granted	1,689,000	20.49
Exercised	(287,000)	17.85
Expired or cancelled	(442,000)	26.95

Outstanding at March 30, 2003	5,970,000	23.31

Exercisable at April 1, 2001	1,036,000	22.32
Exercisable at March 31, 2002	1,664,000	23.71
Exercisable at March 30, 2003	2,748,000	23.99

(1) Weighted average exercise price.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2004 to fiscal 2013.  At March 30, 2003, 4,693,000 stock incentive plan shares were available for future grants.

Summarized information about stock options outstanding and exercisable at March 30, 2003, is as follows:

	Outstanding			Exercisable
Exercise Price Range	Option Shares	Average Life(1)	Average Price(2)	Option Shares	Average Price(2)

Under $20.0	1,060,000	6.2	$14.19	784,000	$14.26
$20.1 to $20.5	1,606,000	9.6	20.39	—	—
$20.6 to $24.0	687,000	5.6	22.81	611,000	22.92
$24.1 to $24.5	1,312,000	8.6	24.14	457,000	24.14
Over $24.5	1,305,000	6.8	33.75	896,000	33.16

	5,970,000	7.7	$23.31	2,748,000	$23.99

(1) Weighted average contractual life remaining in years.

(2) Weighted average exercise price.

PCC also has an employee stock purchase plan whereby the Company is authorized to issue shares of common stock to its full-time employees, nearly all of whom are eligible to participate.  Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings withheld to purchase the Company’s common stock subject to limitations established in the Internal Revenue Code.  The purchase price of the stock is the lower of 85 percent of the fair market value of the stock on the date of grant or on the date purchased.

In accordance with SFAS No. 123, the fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted-average fair value of the option grants along with the weighted-average assumptions used is as follows:

Fiscal	2003	2002	2001

Weighted average fair value of grants:
Per option(1)	$7.46	$9.87	$12.40
Per purchase right(1), (2)	$5.67	$7.90	$4.35
Valuation assumptions:
Risk-free interest rate	2.9%	4.9%	4.7%
Dividend yield	0.6%	0.6%	0.6%
Volatility	39.0%	37.8%	34.7%
Expected life (years)	5	5	5

(1) Estimated using Black-Scholes option pricing model

(2) Purchase rights granted under employee stock purchase plan

A table illustrating the effect on net income and earnings per share as if the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123 is presented in the Summary of Significant Accounting Policies footnote.

Shareholder rights plan

Effective December 3, 1998, PCC declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company to shareholders of record at the close of business on December 16, 1998.  Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200 per share, subject to adjustment.  The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person.  Each right will entitle its holder to receive, upon exercise, common stock of the Company (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right.  If the rights become exercisable, and (i) PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company’s assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.  The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors.  The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

Derivatives and hedging activities

Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.  This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value.  Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders’ investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.  The adoption of SFAS No. 133 resulted in an unrecognized loss of $4.9 million as a cumulative effect adjustment of accumulated other comprehensive income relating to cash flow hedges discussed below.  Of the $8.9 million loss relating to derivative activity remaining in accumulated comprehensive income at March 30, 2003, approximately $6.6 million is expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur.  No material gains or losses due to ineffectiveness were recognized in fiscal 2003.

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

Cash flow hedges

The Company has variable rate debt obligations that expose the Company to interest rate risk.  PCC has entered into an interest rate swap to eliminate this risk on a portion of its variable rate debt.  The notional amount of the swap decreases through September 2005 as this debt is repaid.  At March 30, 2003, the notional amount of the swap was $260.0 million.  The notional amount represents the debt to be paid as of fiscal year end and does not represent the Company’s exposure on the swap.  The Company also purchases natural gas for its operations under variable price contracts.  In order to hedge against increases in the price of natural gas, the Company has entered into commodity swaps for a portion of its anticipated purchases.  For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in other comprehensive income.  The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.  The ineffective portions of all hedges, which were not material for fiscal 2003, are recognized in current period earnings.

The Company believes that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

Segment information

The Company’s operations are classified into four reportable business segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products.  The Company’s four reportable business segments are managed separately based on fundamental differences in their operations.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals and PCC Airfoils.  These businesses manufacture investment castings for aircraft engines, industrial gas turbine (IGT) engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment comprises all of the forging businesses of Wyman-Gordon.  This segment’s sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components.  The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

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

Industrial Products

The Industrial Products segment includes J&L Fiber Services, Advanced Forming Technology (AFT) and Reed-Rico.  J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process.  AFT manufactures metal-injection-molded, metal-matrix-composite, and ThixoFormed™ components for numerous industrial applications.  Reed-Rico® manufactures a broad range of cold-forming header and threader tools, as well as machines for fastener production.

The Company evaluates performance and allocates resources based on operating income.  The accounting policies of the reportable segments are the same as those described in “Summary of Significant Accounting Policies.”  There are no material intersegment sales.  Segment results are as follows:

Fiscal	2003	2002	2001

Net sales
Investment Cast Products	$1,071.3	$1,332.0	$1,187.6
Forged Products	566.9	697.9	620.7
Fluid Management Products	351.5	346.6	307.3
Industrial Products	127.5	119.2	152.9

Consolidated net sales	$2,117.2	$2,495.7	$2,268.5

Segment operating income
Investment Cast Products	$210.7	$248.5	$213.7
Forged Products	81.5	116.7	96.7
Fluid Management Products	29.8	17.0	11.4
Industrial Products	13.0	2.1	4.5
Corporate expense	(27.9)	(32.5)	(24.3)

Operating income	307.1	351.8	302.0
Provision for restructuring	(21.6)	(15.9)	(8.7)
Impairment of long-lived assets	—	(90.2)	(0.7)
Other income	14.5	—	—
Interest expense, net	(56.4)	(66.0)	(80.5)

Consolidated income before income taxes and minority interest	$243.6	$179.7	$212.1

Total assets
Investment Cast Products	$512.8	$578.5	$607.5
Forged Products	886.5	876.5	781.8
Fluid Management Products	488.8	474.6	461.5
Industrial Products	216.5	213.7	277.7
Corporate(1)	336.5	354.3	337.8
Assets held for sale	26.1	67.3	106.6

Consolidated total assets	$2,467.2	$2,564.9	$2,572.9

Depreciation and amortization expense
Investment Cast Products	$32.0	$31.2	$33.9
Forged Products	30.9	37.1	35.3
Fluid Management Products	8.3	14.6	14.1
Industrial Products	9.6	13.3	13.8
Corporate	1.7	1.6	2.7

Consolidated depreciation and amortization expense	$82.5	$97.8	$99.8

Capital expenditures
Investment Cast Products	$12.8	$58.2	$29.7
Forged Products	33.9	41.6	36.7
Fluid Management Products	13.6	11.2	13.0
Industrial Products	10.1	12.9	8.5
Corporate	0.1	0.2	0.3

Consolidated capital expenditures	$70.5	$124.1	$88.2

(1) Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.

Sales to General Electric were 25.1 percent, 23.4 percent and 22.4 percent of total sales in fiscal 2003, 2002 and 2001, respectively, as follows:

Fiscal	2003	2002	2001

Investment Cast Products	$357.6	$359.5	$268.0
Forged Products	166.9	221.7	234.7
Fluid Management	6.3	3.0	5.8
Industrial Products	—	—	—

	$530.8	$584.2	$508.5

No other customer accounted for more than 10 percent of net sales.

The Company’s business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world.  Net sales are attributed to geographic areas based on the location of the assets producing the revenues.  Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of the continuing operations.  Geographic Information regarding the Company’s net sales and long-lived assets is as follows:

Fiscal	2003	2002	2001

United States	$1,763.0	$2,138.0	$1,883.8
United Kingdom	209.6	235.7	262.1
Other countries	144.6	122.0	122.6

Net sales	$2,117.2	$2,495.7	$2,268.5

United States	$496.9	$506.6	$497.5
United Kingdom	59.8	64.2	69.1
Other countries	99.0	56.0	33.8
Assets held for sale	10.4	23.4	24.2

Total tangible long-lived assets	$666.1	$650.2	$624.6

Report of Independent Accountants

To the Shareholders and Board of Directors of Precision Castparts Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ investment present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at March 30, 2003 and March 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the footnotes to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers LLP

April 28, 2003

Report of Management

The management of PCC has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America appropriate in the circumstances and reflect judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in the report.

PCC maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits and reviews by Company officers.

PricewaterhouseCoopers LLP, independent accountants, provide an objective, independent review of management’s discharge of its obligation related to the fairness of reporting operating results and financial condition. PricewaterhouseCoopers LLP performs auditing procedures necessary in the circumstances to render an opinion on the financial statements contained in this report.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and the internal auditors to monitor the activities of each.

Mark Donegan	William D. Larsson
President and	Senior Vice President
Chief Executive Officer	Chief Financial Officer

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Precision Castparts Corp. and Subsidiaries

(Unaudited)
(In millions, except employee, shareholder and per share data)	2003	2002	2001	2000	1999

Net sales	$2,117.2	$2,495.7	$2,268.5	$1,617.0	$1,398.6
Net income:
Continuing operations	$159.4	$82.1	$127.1	$86.6	$105.3
Net income	$124.3	$42.4	$124.9	$85.3	$103.3
Net income excluding goodwill amortization	$124.3	$69.3	$151.7	$103.0	$115.3
Return on sales from continuing operations	7.5%	3.3%	5.6%	5.4%	7.5%
Return on beginning shareholders’ investment	13.1%	4.7%	16.1%	12.2%	17.4%
Net income per common share (basic):
Continuing operations	$3.04	$1.59	$2.54	$1.77	$2.16
Net income	$2.37	$0.82	$2.50	$1.74	$2.12
Net income excluding goodwill amortization	$2.37	$1.34	$3.03	$2.10	$2.36
Net income per common share (diluted):
Continuing operations	$3.01	$1.57	$2.50	$1.76	$2.15
Net income	$2.35	$0.81	$2.45	$1.73	$2.11
Net income excluding goodwill amortization	$2.35	$1.33	$2.98	$2.09	$2.35
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.12	$0.12
Average shares of common stock outstanding	52.4	51.6	50.0	49.0	48.8
Working capital	$161.1	$151.4	$199.6	$160.4	$252.3
Total assets	$2,467.2	$2,564.9	$2,572.9	$2,415.7	$1,449.6
Total debt	$692.1	$901.5	$1,052.7	$1,068.2	$425.9
Total equity	$1,061.7	$951.8	$901.8	$773.9	$697.4
Total debt as a percent of total debt and equity	39.5%	48.6%	53.9%	58.0%	37.9%
Book value per share	$20.34	$18.23	$17.58	$15.73	$14.25
Capital expenditures	$71.3	$125.3	$90.2	$49.3	$74.8
Number of employees	11,866	13,813	14,288	13,090	12,335
Number of shareholders of record	5,685	6,143	5,691	3,868	3,800

Share and per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

Quarterly Financial Information(1)

(Unaudited) (In millions, except per share data)
2003	1st Quarter	2nd Quarter(2)	3rd Quarter	4th Quarter(3)
Net sales	$579.4	$526.5	$497.1	$514.2
Gross profit	$130.5	$126.9	$120.6	$119.9
Net income (loss):
Continuing operations	$42.3	$41.6	$37.4	$38.1
Discontinued operations	(1.0)	(15.2)	(1.2)	(17.7)
	$41.3	$26.4	$36.2	$20.4
Net income (loss) per share-basic:
Continuing operations	$0.81	$0.79	$0.72	$0.72
Discontinued operations	(0.02)	(0.29)	(0.03)	(0.33)
	$(0.79)	$(0.50)	$(0.69)	$(0.39)
Net income (loss) per share-diluted:
Continuing operations	$0.80	$0.79	$0.71	$0.72
Discontinued operations	(0.02)	(0.29)	(0.02)	(0.34)
	$(0.78)	$(0.50)	$(0.69)	$(0.38)

Cash dividends per share	$0.03	$0.03	$0.03	$0.03
Common stock prices:
High	$37.57	$32.30	$25.25	$28.12
Low	$31.01	$21.50	$17.20	$21.82
End	$33.00	$21.71	$24.15	$24.28

2002	1st Quarter	2nd Quarter(4)	3rd Quarter(5)	4th Quarter
Net sales	$622.9	$645.0	$608.8	$619.0
Gross profit	$134.3	$141.8	$134.9	$152.0
Net income (loss):
Continuing operations	$41.7	$15.8	$(24.3)	$48.9
Discontinued operations	(1.2)	(3.7)	(34.8)	—
	$40.5	$12.1	$(59.1)	$48.9
Net income (loss) per share-basic:
Continuing operations	$0.81	$0.31	$(0.47)	$0.94
Discontinued operations	(0.02)	(0.08)	(0.68)	—
	$0.79	$0.23	$(1.15)	$0.94
Net income (loss) per share-diluted:
Continuing operations	$0.80	$0.30	$(0.47)	$0.93
Discontinued operations	(0.03)	(0.07)	(0.68)	—
	$0.77	$0.23	$(1.15)	$0.93

Cash dividends per share	$0.03	$0.03	$0.03	$0.03
Common stock prices:
High	$48.80	$39.45	$27.82	$36.07
Low	$32.00	$18.30	$20.88	$26.29
End	$37.42	$22.20	$27.82	$35.41

(1)                The historical amounts presented above have been restated to present certain businesses with the Fluid Management Products and Industrial Products segments as discontinued operations.

(2)                The second quarter of fiscal 2003 includes an $11.0 million charge for costs associated with restructuring activities throughout the Company.  The second quarter also includes other income of $14.5 million from insurance settlements.

(3)          The fourth quarter of fiscal 2003 includes a $10.6 million charge for costs associated with restructuring activities to downsize operations, principally in Europe.

(4)          The second quarter of fiscal 2002 includes a $5.4 million charge for costs associated with restructuring activities to consolidate and downsize operations within the Fluid Management and Industrial Products segments.  The second quarter also includes a $32.4 million charge for the impairment of long-lived assets within these segments.

(5)          The third quarter of fiscal 2002 includes a $10.5 million charge for costs associated with restructuring activities to reduce operations impacted by a downturn in the commercial aerospace sector.  The third quarter also includes impairment charges of $57.8 million for the write-down of goodwill and other long-lived assets within the Industrial Products segment.