Form 10-K/A, Exhibit 13
period 2003-03-30
PRECISION CASTPARTS CORP
filed 2003-07-11
CIK 79958

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

Mark Donegan	William D. Larsson
President and	Senior Vice President
Chief Executive Officer	Chief Financial Officer

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Precision Castparts Corp. and Subsidiaries

(Unaudited)
(In millions, except employee, shareholder and per share data)	2003	2002	2001	2000	1999

Net sales	$2,117.2	$2,495.7	$2,268.5	$1,617.0	$1,398.6
Net income:
Continuing operations	$159.4	$82.1	$127.1	$86.6	$105.3
Net income	$124.3	$42.4	$124.9	$85.3	$103.3
Net income excluding goodwill amortization	$124.3	$69.3	$151.7	$103.0	$115.3
Return on sales from continuing operations	7.5%	3.3%	5.6%	5.4%	7.5%
Return on beginning shareholders’ investment	13.1%	4.7%	16.1%	12.2%	17.4%
Net income per common share (basic):
Continuing operations	$3.04	$1.59	$2.54	$1.77	$2.16
Net income	$2.37	$0.82	$2.50	$1.74	$2.12
Net income excluding goodwill amortization	$2.37	$1.34	$3.03	$2.10	$2.36
Net income per common share (diluted):
Continuing operations	$3.01	$1.57	$2.50	$1.76	$2.15
Net income	$2.35	$0.81	$2.45	$1.73	$2.11
Net income excluding goodwill amortization	$2.35	$1.33	$2.98	$2.09	$2.35
Cash dividends declared per common share	$0.12	$0.12	$0.12	$0.12	$0.12
Average shares of common stock outstanding	52.4	51.6	50.0	49.0	48.8
Working capital	$161.1	$151.4	$199.6	$160.4	$252.3
Total assets	$2,467.2	$2,564.9	$2,572.9	$2,415.7	$1,449.6
Total debt	$692.1	$901.5	$1,052.7	$1,068.2	$425.9
Total equity	$1,061.7	$951.8	$901.8	$773.9	$697.4
Total debt as a percent of total debt and equity	39.5%	48.6%	53.9%	58.0%	37.9%
Book value per share	$20.34	$18.23	$17.58	$15.73	$14.25
Capital expenditures	$71.3	$125.3	$90.2	$49.3	$74.8
Number of employees	11,866	13,813	14,288	13,090	12,335
Number of shareholders of record	5,685	6,143	5,691	3,868	3,800

Share and per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

Quarterly Financial Information(1)

(Unaudited) (In millions, except per share data)
2003	1st Quarter	2nd Quarter(2)	3rd Quarter	4th Quarter(3)
Net sales	$579.4	$526.5	$497.1	$514.2
Gross profit	$130.5	$126.9	$120.6	$119.9
Net income (loss):
Continuing operations	$42.3	$41.6	$37.4	$38.1
Discontinued operations	(1.0)	(15.2)	(1.2)	(17.7)
	$41.3	$26.4	$36.2	$20.4
Net income (loss) per share-basic:
Continuing operations	$0.81	$0.79	$0.72	$0.72
Discontinued operations	(0.02)	(0.29)	(0.03)	(0.33)
	$0.79	$0.50	$0.69	$0.39
Net income (loss) per share-diluted:
Continuing operations	$0.80	$0.79	$0.71	$0.72
Discontinued operations	(0.02)	(0.29)	(0.02)	(0.34)
	$0.78	$0.50	$0.69	$0.38

Cash dividends per share	$0.03	$0.03	$0.03	$0.03
Common stock prices:
High	$37.57	$32.30	$25.25	$28.12
Low	$31.01	$21.50	$17.20	$21.82
End	$33.00	$21.71	$24.15	$24.28

2002	1st Quarter	2nd Quarter(4)	3rd Quarter(5)	4th Quarter
Net sales	$622.9	$645.0	$608.8	$619.0
Gross profit	$134.3	$141.8	$134.9	$152.0
Net income (loss):
Continuing operations	$41.7	$15.8	$(24.3)	$48.9
Discontinued operations	(1.2)	(3.7)	(34.8)	—
	$40.5	$12.1	$(59.1)	$48.9
Net income (loss) per share-basic:
Continuing operations	$0.81	$0.31	$(0.47)	$0.94
Discontinued operations	(0.02)	(0.08)	(0.68)	—
	$0.79	$0.23	$(1.15)	$0.94
Net income (loss) per share-diluted:
Continuing operations	$0.80	$0.30	$(0.47)	$0.93
Discontinued operations	(0.03)	(0.07)	(0.68)	—
	$0.77	$0.23	$(1.15)	$0.93

Cash dividends per share	$0.03	$0.03	$0.03	$0.03
Common stock prices:
High	$48.80	$39.45	$27.82	$36.07
Low	$32.00	$18.30	$20.88	$26.29
End	$37.42	$22.20	$27.82	$35.41

(1)                Historical amounts have been restated to present certain businesses within the Fluid Management Products and Industrial Products segments as discontinued operations.

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